
Ingersoll Rand

Ingersoll-Rand plc
Registered in Ireland No. 469272

U.S. Mailing Address:
800-E Beaty Street
Davidson, NC 28036
(704) 655-4000

Registered Office:
170/175 Lakeview Dr.
Airside Business Park
Swords, Co. Dublin
Ireland

NOTICE OF 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

DATE AND TIME
Thursday, June 2, 2016, at 2:30 p.m., local time

LOCATION
The K Club
Straffan
County Kildare
Ireland

PROPOSALS TO BE VOTED
1. To re-elect or elect 12 directors for a period of 1 year.
2. To give advisory approval of the compensation of the Company's Named Executive Officers.
3. To approve the appointment of PricewaterhouseCoopers LLP as independent auditors of the Company and authorize the Audit Committee of the Board of Directors to set the auditors' remuneration.
4. To renew the existing authority of the directors of the Company (the "Directors") to issue shares.
5. To renew the Directors' existing authority to issue shares for cash without first offering shares to existing shareholders. (Special Resolution)
6. To determine the price range at which the Company can re-allot shares that it holds as treasury shares. (Special Resolution)
7. To amend the Company's Articles of Association to implement proxy access. (Special Resolution)
8A. To amend the Company's Articles of Association to make certain administrative amendments. (Special Resolution)
8B. To amend the Company's Memorandum or Association to make certain administrative amendments. (Special Resolution)
9A. To amend the Company's Articles of Association to provide for a plurality voting standard in the event of a contested election. (Special Resolution)
9B. To amend the Company's Articles of Association to grant the board sole authority to determine its size. (Special Resolution)
10. To conduct such other business properly brought before the meeting.

RECORD DATE
Only shareholders of record as of the close of business on April 8, 2016, are entitled to receive notice of and to vote at the Annual General Meeting.

By Order of the Board of Directors,

Evan M. Turtz

EVAN M. TURTZ
Secretary

HOW TO VOTE
Whether or not you plan to attend the meeting, please provide your proxy by either using the Internet or telephone as further explained in the accompanying proxy statement or filling in, signing, dating, and promptly mailing a proxy card.

  

BY TELEPHONE
In the U.S. or Canada, you can vote your shares by submitting your proxy toll-free by calling 1-800-690-6903.

BY INTERNET
You can vote your shares online at www.proxyvote.com.

BY MAIL
You can vote by mail by marking, dating, and signing your proxy card or voting instruction form and returning it in the postage-paid envelope.

ATTENDING THE MEETING
Directions to the meeting can be found on page A-1 of the attached Proxy Statement.

If you are a shareholder who is entitled to attend and vote, then you are entitled to appoint a proxy or proxies to attend and vote on your behalf. A proxy is not required to be a shareholder in the Company. If you wish to appoint as proxy any person other than the individuals specified on the proxy card, please contact the Company Secretary at our registered office.

Important Notice regarding the availability of proxy materials for the Annual General Meeting of Shareholders to be held on June 2, 2016.

The Annual Report and Proxy Statement are available at www.proxyvote.com.

The Notice of Internet Availability of Proxy Materials or this Notice of 2016 Annual General Meeting of Shareholders, the Proxy Statement and the Annual Report are first being mailed to shareholders on or about April [   ], 2016.

TABLE OF CONTENTS

PROXY STATEMENT HIGHLIGHTS

This summary highlights information contained elsewhere in this Proxy Statement. For more complete information about these topics, please review Ingersoll-Rand plc's Annual Report on Form 10-K and the entire Proxy Statement.

MEETING INFORMATION

Date and Time: June 2, 2016 at 2:30 p.m., local time

Place: The K Club
Straffan
County Kildare
Ireland

Record Date: April 8, 2016

Voting: Shareholders as of the record date are entitled to vote. Each ordinary share is entitled to one vote for each director nominee and each of the other proposals.

Attendance: All shareholders may attend the meeting.

CORPORATE GOVERNANCE HIGHLIGHTS

- Substantial majority of independent directors (11 of 12) directors
- Annual election of directors
- Majority vote for directors
- Independent Lead Director
- Board oversight of risk management
- Succession planning at all levels, including for Board and CEO

- Annual Board and committee self-assessments
- Executive sessions of non-management directors
- Continuing director education
- Executive and director stock ownership guidelines
- Board oversight of sustainability program

2017 ANNUAL MEETING

Deadline for shareholder proposals for inclusion in the proxy statement: December 26, 2016

Deadline for business proposals and nominations for director: March 6, 2017

OVERVIEW OF PROPOSALS TO BE VOTED

Item 1.

Election of Directors

☑ **The Board of Directors recommends a vote FOR the directors nominated for election**

See page 13 for further information

Director Nominees

Name [Occupation]	Age	Director since	Independent	Other current public Boards	Ingersoll-Rand Committees: A	C	CG	F	T	E
Ann C. Berzin Former Chairman and CEO of Financial Guaranty Insurance Company	64	2001	YES	- Exelon Corporation - Baltimore Gas & Electric Company	M			C		M
John Bruton Former Prime Minister of the Republic of Ireland and Former European Union Commission Head of Delegation to the United States	68	2010	YES			M	M		M	
Elaine L. Chao 24th U.S. Secretary of Labor from 2001 until 2009	63	2015	YES	- News Corp. - Wells Fargo & Co. - Vulcan Materials Company		M	M			
Jared L. Cohon President Emeritus of Carnegie Mellon University, University Professor of Civil and Environmental Engineering and of Engineering and Public Policy, and Director of the Scott Institute for Energy Innovation	68	2008	YES	- Lexmark, Inc. - Unisys		M	M		C	
Gary D. Forsee Former President of University of Missouri System and Former Chairman of the Board and Chief Executive Officer of Sprint Nextel Corporation	66	2007	YES	- Great Plains Energy Inc. - DST Systems Inc.		M	C		M	M
Constance J. Horner Former Commissioner of U.S. Commission on Civil Rights	74	1994	YES	- Prudential Financial, Inc.		M	M			
Linda P. Hudson Founder, Chairman and CEO of The Cardea Group and Former President and CEO of BAE Systems, Inc.	65	2015	YES	- The Southern Company - Bank of America	M			M	M	
Michael W. Lamach Chairman and CEO of Ingersoll-Rand plc	52	2010	NO	- PPG Industries, Inc.						C
Myles P. Lee Former Director and CEO of CRH plc	62	2015	YES	- Babcock International Group plc	M			M		
John P. Surma Former Chairman and CEO of United States Steel Corporation	61	2013	YES	- Marathon Petroleum Corporation - MPLX LP (a publicly traded subsidiary of Marathon Petroleum Corporation) - Concho Resources Inc.	C			M		M
Richard J. Swift Lead Director Former Chairman of Financial Accounting Standards Advisory Council and Former Chairman, President and CEO of Foster Wheeler Ltd.	71	1995	YES	- CVS Health Corporation - Hubbell Incorporated - Kaman Corporation - Public Service Enterprise Group	M			M	M	M
Tony L. White Former Chairman, President and CEO of Applied Biosystems Inc.	69	1997	YES	- C.R. Bard, Inc. - CVS Health Corporation		C	M		M	M

A: Audit Committee
C: Compensation Committee
CG: Corporate Governance & Nominating Committee
F: Finance Committee
T: Technology and Innovation Committee
E: Executive Committee
C: Chair
M: Member

Item 2.

Advisory Approval of the Compensation of Our Named Executive Officers

☑ **The Board of Directors recommends a vote FOR this item**

We are asking for your advisory approval of the compensation of our named executive officers ("NEOs"). While our Board of Directors intends to carefully consider the shareholder vote resulting from the proposal, the final vote will not be binding on us and is advisory in nature. Before considering this proposal, please read our Compensation Discussion and Analysis, which explains our executive compensation programs and the Compensation Committee's compensation decisions.

See page 17 and 39 for further information

EXECUTIVE COMPENSATION

BUSINESS HIGHLIGHTS

Ingersoll Rand is a world leader in the creation of comfortable, sustainable and efficient environments. Our people and our family of brands – including Ingersoll-Rand, Trane, Thermo King and Club Car – work together to enhance the quality and comfort of air in homes and buildings, transport and protect food and perishables, and increase industrial productivity and efficiency. We continue to focus on improving the efficiencies and capabilities of the products and services of our businesses. We also continue to focus on operational excellence strategies as a central theme to improving our earnings and cash flow. In 2015, we:

- Achieved organic revenue growth of 5% when excluding the impacts of currency and acquisitions.
- Achieved 3-year average adjusted earnings per share ("EPS") growth of 13%, which approximates the 75th percentile of companies in the S&P 500 Industrials Index.
- Acquired and successfully integrated the Cameron Centrifugal Compression Division and FRIGOBLOCK, strengthening our ability to better serve our customers and shareholders.
- Continued to make significant strides toward our commitment to cut greenhouse gas emissions and incorporate potential alternatives into our portfolio to lower the Company's impact on global warming. In recognition of our actions we were rated in the top 10 percent of companies on S&P's CDP (Climate Disclosure Project) annual climate change report and selected for the Dow Jones Sustainability World and North America Indices for the fifth consecutive year.
- Continued to improve employee engagement as we sought meaningful ways to improve the working lives of our employees, which translates into improved commitment to the company's core values and ultimately leads to improved performance.
- Increased our dividend by 16 percent in 2015, delivering on our strategy to provide market value to our shareholders. Since 2010, the annual dividend has increased more than 300%.

2015 RESULTS

The following table documents the financial results realized in 2015:

Metric	Performance
Revenue	Adjusted annual Revenue of $13.600 billion, an increase of 5.6% over 2014
Operating Income ("OI")	Adjusted OI of $1.535 billion, an increase of 7.9% over 2014
Operating Income Margin ("OI Margin")	Adjusted OI margin of 11.3%, an increase of 0.2 percentage points over 2014
Cash Flow	Adjusted Cash Flow of $1.021 billion, an increase of 19.7% from 2014
EPS	Adjusted EPS of $3.41, an increase of 3.3% over 2014
3-Year EPS Growth	3-year EPS growth (2013 - 2015) of 12.89%, which ranks at the 76th percentile of the companies in the S&P 500 Industrials Index
3-Year Total Shareholder Return ("TSR")	3-year TSR (2013-2015) of 52.48%, which ranks at the 53rd percentile of the companies in the S&P 500 Industrials Index

Based on our adjusted 2015 results for Revenue, OI, Cash Flow and OI margin, we achieved an Annual Incentive Matrix ("AIM") financial score of 92.51% of target for the Enterprise. At the Segment level, 2015 AIM financial scores were 128.34% of target for the Climate Segment and 0% of target for the Industrial Segment.

Based on our achievement of an average EPS growth rate of 12.89% and a TSR of 52.48% during the 2013 to 2015 performance period, performance share units ("PSUs") under our Performance Share Program ("PSP") paid out at 157% of target.

CONSIDERATION OF 2015 ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Compensation Committee regularly reviews the philosophy, objectives and elements of our executive compensation programs in relation to our short and long-term business objectives. In undertaking this review, the Compensation Committee considers the views of shareholders as reflected in their annual advisory vote on our executive compensation proposal. Shareholders voted 96.82% in favor of the company's Advisory Approval of the Compensation of Our Named Executive Officers at our 2015 annual general meeting. Based on the Compensation Committee's review and the support our executive compensation programs received from shareholders, the Compensation Committee determined it would be appropriate to maintain the core elements of our executive compensation programs.

EXECUTIVE COMPENSATION PRINCIPLES

Our executive compensation programs are based on the following principles:

(i)   business strategy alignment   (iii) mix of short and long-term incentives   (v) shareholder alignment
(ii) pay for performance   (iv) internal parity   (vi) market competitiveness

Consistent with these principles, the Compensation Committee has adopted executive compensation programs with a strong link between pay and achievement of short and long-term Company goals.

EXECUTIVE COMPENSATION ELEMENTS

The primary elements of the executive compensation programs are:

Total Direct Compensation

Element [1]	Objective of Element
Base Salary	Fixed cash compensation.
Annual Incentive *(the Annual Incentive Matrix or "AIM")*	Variable cash incentive compensation. Any award earned is based on performance against pre-defined annual revenue ("Revenue"), Operating Income ("OI"), cash flow ("Cash Flow") and OI margin percent objectives, as well as individual performance.
Long-Term Incentives *("LTI")*	Variable long-term incentive compensation. Performance is aligned with the Company's stock price and is awarded in the form of stock options, restricted stock units ("RSUs") and performance share units ("PSUs"). PSUs are only payable if the Company's earnings per share ("EPS") growth and total shareholder return ("TSR") relative to companies in the S&P 500 Industrials Index exceed threshold performance against pre-defined objectives.

1 See Section V, "Compensation Program Descriptions and Compensation Decisions of Compensation Discussion and Analysis", for additional discussion of these elements of compensation.

EXECUTIVE COMPENSATION MIX

As illustrated in the charts below, the Compensation Committee places significant emphasis on variable compensation (AIM and LTI) so that a substantial percentage of each NEO's target total direct compensation is contingent on the successful achievement of the Company's short-term and long-term performance goals.

Target Total Direct Compensation

**Chairman and CEO
2015 Compensation Mix
(Target Total Direct Compensation)**



Target Long-Term Incentive **73%**
Base Salary **10%**
Pay at Risk **90%**
Target AIM **17%**

**Other NEOs
2015 Compensation Mix
(Target Total Direct Compensation)**



Target Long-Term Incentive **53%**
Base Salary **25%**
Pay at Risk **75%**
Target AIM **22%**

2015 EXECUTIVE COMPENSATION

The summary below shows the 2015 compensation for our CEO and other NEOs, as required to be reported in the Summary Compensation Table pursuant to U.S. Securities and Exchange Commission ("SEC") rules. Please see the notes accompanying the Summary Compensation Table for further information.

Name and Principal Position	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation	Total ($)
M.W. Lamach Chairman and Chief Executive Officer	1,287,500	–	7,860,622	2,241,176	2,020,000	3,390,703	481,598	17,281,599
S.K. Carter Senior Vice President and Chief Financial Officer	669,750	–	1,657,199	472,474	686,887	270,747	143,413	3,900,470
D. P. M. Teirlinck Executive Vice President, Climate Segment	677,500	–	1,487,163	424,016	680,801	1,132,731	135,778	4,537,989
R.G. Zafari Executive Vice President, Industrial Segment	565,000	–	1,062,301	302,865	212,923	609,249	95,904	2,848,242
M. J. Avedon Senior Vice President, Human Resources, Communications and Corporate Affairs	570,000	–	1,019,759	290,761	497,357	633,107	100,193	3,111,177
G. S. Michel SVP, HVAC Residential	486,250	–	679,915	193,845	447,985	409,619	790,928	3,008,542
T. D. Wyman SVP, Compression Technology and Services	493,750	–	699,898	1,182,119	346,913	355,028	82,053	3,159,761

Item 3.

Approval of Appointment of Independent Auditors

☑ **The Board of Directors recommends a vote FOR this item**

We are asking you to approve the appointment of PricewaterhouseCoopers LLP ("PwC") as our independent auditors for 2016 and to authorize the Audit Committee to set PwC's remuneration.

See page 18 for further information

Item 4.

To renew the Directors' existing authority to issue shares.

☑ **The Board of Directors recommends a vote FOR this item**

We are asking you to renew our Directors' authority to issue shares under Irish law. This authority is fundamental to our business and granting the Board this authority is a routine matter for public companies incorporated in Ireland.

📄 See page 19 for further information

Item 5.

To renew the Directors' existing authority to issue shares for cash without first offering shares to existing shareholders. (Special Resolution)

☑ **The Board of Directors recommends a vote FOR this item**

We are asking you to renew the Directors' authority to issue shares for cash without first offering shares to existing shareholders. This authority is fundamental to our business and granting the Board this authority is a routine matter for public companies incorporated in Ireland. As required under Irish law, this proposal requires the affirmative vote of at least 75% of the votes cast.

📄 See page 20 for further information

Item 6.

To determine the price range at which the Company can re-allot shares that it holds as treasury shares. (Special Resolution)

☑ **The Board of Directors recommends a vote FOR this item**

We are asking you to determine the price at which the Company can reissue shares held as treasury shares. From time to time the Company may acquire ordinary shares and hold them as treasury shares. The Company may re-allot such treasury shares, and under Irish law, our shareholders must authorize the price range at which we may re-allot any shares held in treasury. As required under Irish law, this proposal requires the affirmative vote of at least 75% of the votes cast.

📄 See page 21 for further information

Item 7.

To amend the Company's Articles of Association to implement proxy access. (Special Resolution)

 **The Board of Directors recommends a vote FOR this item**

We are asking you to approve amendments to our Articles of Association to implement proxy access. As required under Irish law, this proposal requires the affirmative vote of at least 75% of the votes cast.

See page 22 for further information

Item 8A.

To amend the Company's Articles of Association to make certain administrative amendments. (Special Resolution)

 **The Board of Directors recommends a vote FOR this item**

We are asking you to approve amendments to the Company's Articles of Association to make certain administrative amendments as a result of the Companies Act 2014. As required under Irish law, this proposal requires the affirmative vote of at least 75% of the votes cast. Given the link between Proposals No. 8A and 8B, each proposal is subject to the other being approved by shareholders, and as a result, both proposals will fail if either proposal does not pass.

See page 25 for further information

Item 8B.

To amend the Company's Memorandum of Association to make certain administrative amendments. (Special Resolution)

 **The Board of Directors recommends a vote FOR this item**

We are asking you to approve amendments to the Company's Memorandum of Association to make certain administrative amendments as a result of the Companies Act 2014. As required under Irish law, this proposal requires the affirmative vote of at least 75% of the votes cast. Given the link between Proposals No. 8A and 8B, each proposal is subject to the other being approved by shareholders, and as a result, both proposals will fail if either proposal does not pass.

See page 26 for further information

Item 9A.

To amend the Company's Articles of Association to provide for a plurality voting standard in the event of a contested election. (Special Resolution)

☑ **The Board of Directors recommends a vote FOR this item**

We are asking you to approve amendments to the Company's Articles of Association to provide for a plurality voting standard in the event of a contested election. As required under Irish law, this proposal requires the affirmative vote of at least 75% of the votes cast. Given the link between Proposals No. 9A and 9B, each proposal is subject to the other being approved by shareholders, and as a result, both proposals will fail if either proposal does not pass.

 See page 27 for further information

Item 9B.

To amend the Company's Articles of Association to grant the Board sole authority to determine its size. (Special Resolution)

☑ **The Board of Directors recommends a vote FOR this item**

We are asking you to approve amendments to the Company's Articles of Association to grant the Board sole authority to determine its size. Under Irish law, unless the Board is granted sole authority to set its size, the plurality voting standard would not achieve its desired results. As required under Irish law, this proposal requires the affirmative vote of at least 75% of the votes cast. Given the link between Proposals No. 9A and 9B, each proposal is subject to the other being approved by shareholders, and as a result, both proposals will fail if either proposal does not pass.

 See page 28 for further information

PROPOSALS REQUIRING YOUR VOTE

In this Proxy Statement, "Ingersoll Rand," the "Company," "we," "us" and "our" refer to Ingersoll-Rand plc, an Irish public limited company. This Proxy Statement and the enclosed proxy card, or the Notice of Internet Availability of Proxy Materials, are first being mailed to shareholders of record on April 8, 2016 (the "Record Date") on or about April [ ], 2016.

Item 1.

Election of Directors

☑ **The Board of Directors recommends a vote FOR the directors nominated for election listed below.**

The Company uses a majority of votes cast standard for the election of directors. A majority of the votes cast means that the number of votes cast "for" a director nominee must exceed the number of votes cast "against" that director nominee. Each director of the Company is being nominated for election for a one-year term beginning at the end of the 2016 Annual General Meeting of Shareholders to be held on June 2, 2016 (the "Annual General Meeting") and expiring at the end of the 2017 Annual General Meeting of Shareholders. Under our Articles of Association, if a director is not re-elected in a director election, the director shall retire at the close or adjournment of the Annual General Meeting.



Principal Occupation
Chairman and Chief Executive Officer of Financial Guaranty Insurance Company (insurer of municipal bonds and structured finance obligations), a subsidiary of General Electric Capital Corporation, from 1992 to 2001.

Current Public Directorships	**Other Directorships Held in the Past Five Years**
- Exelon Corporation	- Constellation Energy Group, Inc.
- Baltimore Gas & Electric Company	- Kindred Healthcare, Inc.

ANN C. BERZIN
Independent Director

Age 64
Director since 2001
Committees Audit, Finance (Chair), Executive

Nominee Highlights
Ms. Berzin's extensive experience in finance at a global diversified industrial firm and her expertise in complex investment and financial products and services bring critical insight to the Company's financial affairs, including its borrowings, capitalization, and liquidity. In addition, Ms. Berzin's relationships across the global financial community strengthen Ingersoll Rand's access to capital markets. Her board memberships provide deep understanding of trends in the energy and healthcare sectors, both of which present ongoing challenges and opportunities for Ingersoll Rand.



Principal Occupation
- European Union Commission Head of Delegation to the United States from 2004 to 2009.
- Prime Minister of the Republic of Ireland from 1994 to 1997.

Current Public Directorships	**Other Directorships Held in the Past Five Years**
- None	- Montpelier Re Holding Ltd.

JOHN BRUTON
Independent Director

Age 68
Director since 2010
Committees
Compensation, Corporate Governance and Nominating, Technology and Innovation

Nominee Highlights
Mr. Bruton's long and successful career of public service on behalf of Ireland and Europe provides extraordinary insight into critical regional and global economic, social and political issues, all of which directly influence the successful execution of the Company's strategic plan. In particular, Mr. Bruton's leadership role in transforming Ireland into one of the world's leading economies during his tenure, as well as in preparing the governing document for managing the Euro, lend substantial authority to Ingersoll Rand's economic and financial oversight.



ELAINE L. CHAO
Independent Director

Age 63
Director since 2015
Committees
Compensation,
Corporate Governance
and Nominating

Principal Occupation
- 24th U.S. Secretary of Labor from 2001 until 2009, the first Asian American woman cabinet officer in American history.
- Distinguished Fellow at the Heritage Foundation from August 1996 to January 2001 and January 2009 to August 2014.
- President and Chief Executive Officer of United Way of America from November 1992 to August 1996.

Current Public Directorships
- News Corp.
- Wells Fargo & Co.
- Vulcan Materials Company

Other Directorships Held in the Past Five Years
- Dole Food Company, Inc.,
- Protective Life

Nominee Highlights
Ms. Chao's extensive leadership experience including high profile positions at large, complex organizations in the public, private and non-profit sectors brings valuable perspective to matters relevant to the Company in the areas of global competitiveness, international geopolitical dynamics, workforce development, trends in governmental policies and corporate governance. In particular, Ms. Chao's service as U.S. Secretary of Labor provides extensive knowledge and experience regarding labor and employment trends, workforce health and safety, pension benefits and competition in a worldwide economy. Ms. Chao's ongoing board memberships in the financial and communications industries also provide further insight into finance, macroeconomics and new media developments.



JARED L. COHON
Independent Director

Age 68
Director since 2008
Committees
Compensation,
Corporate Governance
and Nominating,
Technology and
Innovation (Chair)

Principal Occupation
- President Emeritus at Carnegie Mellon University, President of Carnegie Mellon University from 1997-2013 and also appointed University Professor of Civil and Environmental Engineering / Engineering and Public Policy and Director of the Scott Institute for Energy Innovation.

Current Public Directorships
- Lexmark, Inc.
- Unisys

Other Directorships Held in the Past Five Years
- None

Other Activities
- Carnegie Corporation, Trustee
- Heinz Endowments, Trustee
- Center for Sustainable Shale Gas Development, Director and Chair
- Health Effects Institute, Director

Nominee Highlights
Dr. Cohon's extensive career in academics, including 16 years as president of an institution known throughout the world for its leadership in the fields of computer science and engineering offers the Company tremendous insight into the latest developments in areas critical to commercial innovation and manufacturing process improvement. A member of the National Academy of Engineering, Dr. Cohon is a recognized authority on environmental and water resources systems analysis and management. As such, Dr. Cohon also brings unique perspectives on sustainable business practices, both within our own operations and on behalf of our customers and communities. In 2008 and 2009, at the request of Congress, Dr. Cohon chaired the National Research Council Committee that produced the report, "Hidden Costs of Energy: Unpriced Consequences of Energy Production and Use." In 2014, Dr. Cohon was appointed co-chair of the Congressionally-mandated Commission to review and evaluate the National Energy Laboratories. Finally, Dr. Cohon's more than nine years of service as a member of Trane Inc.'s (formerly American Standard) board of directors provides critical insight into that part of the Company's business.



GARY D. FORSEE
Independent Director

Age 66
Director since 2007
Committees
Compensation,
Corporate Governance
and Nominating
(Chair), Technology and
Innovation, Executive

Principal Occupation
- President, University of Missouri System from 2008 to 2011.
- Chairman of the Board (from 2006 to 2007) and Chief Executive Officer (from 2005 to 2007) of Sprint Nextel Corporation (a telecommunications company).

Current Public Directorships
- Great Plains Energy Inc.
- DST Systems Inc.

Other Directorships Held in the Past Five Years
- None

Other Activities
- Trustee, Midwest Research Institute
- Board, University of Missouri – Kansas City Foundation
- Board, University of Missouri – Kansas City Bloch Business School Foundation

Nominee Highlights
In addition to his broad operational and financial expertise, Mr. Forsee's experience as chairman and chief executive officer with the third largest U.S. firm in the global telecommunications industry offers a deep understanding of the challenges and opportunities within markets experiencing significant technology-driven change. His recent role as president of a major university system provides insight into the Company's talent development initiatives, which remain a critical enabler of Ingersoll Rand's long-term success. Mr. Forsee's membership on the board of an energy services utility also benefits the Company as it seeks to achieve more energy-efficient operations and customer solutions.



CONSTANCE J. HORNER
Independent Director

Age 74
Director since 1994
Committees
Compensation, Corporate Governance and Nominating

Principal Occupation
- Guest Scholar at the Brookings Institution (a non-partisan research institute) from 1993 to 2005.
- Commissioner of U.S. Commission on Civil Rights from 1993 to 1998.
- Assistant to the President and Director of Presidential Personnel from 1991 to 1993.
- Deputy Secretary, U.S. Department of Health and Human Services from 1989 to 1991.

Current Directorships
- Prudential Financial, Inc.

Other Directorships Held in the Past Five Years
- Pfizer Inc.

Other Activities
- Trustee, The Prudential Foundation
- Fellow, National Academy of Public Administration

Nominee Highlights
Ms. Horner's substantial leadership experience and public-policy expertise resulting from her service in two presidential administrations and several U.S. government departments provide Ingersoll Rand with important perspective on matters that directly affect the Company's operations and financial affairs. In particular, Ms. Horner has deep insight into employee relations, talent development, diversity, operational management and healthcare through her leadership positions at various federal departments and commissions. Ms. Horner's board memberships afford ongoing engagement in the areas of healthcare, risk management and financial services, all of which have a direct influence on Ingersoll Rand's success.



LINDA P. HUDSON
Independent Director

Age 65
Director since 2015
Committees
Audit, Finance, Technology and Innovation

Principal Occupation
- Founder, Chairman, and Chief Executive Officer of The Cardea Group, a business management consulting firm
- Former President and Chief Executive Officer of BAE Systems, Inc.

Current Directorships
- The Southern Company
- Bank of America

Other Directorships Held in the Past Five Years
- BAE Systems Plc

Other Activities
- Director, University of Florida Foundation, Inc. and the University of Florida Engineering Leadership Institute
- Director, Center for a New American Security
- Director, Wake Forest Charlotte Center

Nominee Highlights
Ms. Hudson's prior role as President and CEO of BAE Systems and her extensive experience in the defense and engineering sectors provides the Company with strong operational insight and understanding of matters crucial to the Company's business. Prior to becoming CEO, Ms. Hudson was president of BAE Systems' Land & Armaments operating group, the world's largest military vehicle and equipment business, with operations around the world. In addition, Ms. Hudson has broad experience in strategic planning and risk management in complex business environments.



MICHAEL W. LAMACH
Chairman and CEO

Age 52
Director since 2010
Committees
Executive

Principal Occupation
- Chairman since June 2010
- Chief Executive Officer (since February 2010) of the Company.
- President and Chief Operating Officer of the Company from February 2009 to February 2010.
- Senior Vice President and President, Trane Commercial Systems, of the Company from June 2008 to September 2009.

Current Directorships
- PPG Industries, Inc.

Other Directorships Held in the Past Five Years
- Iron Mountain Incorporated

Nominee Highlights
Mr. Lamach's extensive career of successfully leading global businesses, including twelve years with Ingersoll Rand, brings significant experience and expertise to the Company's management and governance. His 30 years of business leadership encompass global automotive components, controls, security and HVAC systems businesses, representing a broad and diverse range of products and services, markets, channels, applied technologies and operational profiles. In his current role of Chief Executive Officer, he led the successful spin-off of the Company's commercial and residential security business and has been instrumental in driving growth and operational excellence initiatives across the Company's global operations.



MYLES P. LEE
Independent Director

Age 62
Director since 2015
Committees
Audit, Finance

Principal Occupation
- Former Director and Chief Executive Officer of CRH plc

Current Public Directorships
- Babcock International Group plc

Other Activities
- Director, St. Vincent's Healthcare Group

Other Directorships Held in the Past Five Years
- CRH plc

Nominee Highlights
Mr. Lee's experience as the former head of the largest public or private company in Ireland provides strategic and practical judgment to critical elements of the Company's growth and productivity strategies, expertise in Irish governance matters and significant insight into the building and construction sector. In addition, Mr. Lee's previous service as Finance Director and General Manager of Finance of CRH plc and in a professional accountancy practice provides valuable financial expertise to the Company.



JOHN P. SURMA
Independent Director

Age 61
Director since 2013
Committees
Audit (Chair), Finance, Executive

Principal Occupation
- Former Chairman (from 2006-2013) and Chief Executive Officer (from 2004-2013) of United States Steel Corporation (a steel manufacturing company).

Current Public Directorships
- Marathon Petroleum Corporation
- MPLX LP (a publicly traded subsidiary of Marathon Petroleum Corporation)
- Concho Resources Inc.

Other Activities
- Director and Deputy Chair, Federal Reserve Bank of Cleveland
- Director, UPMC
- Director and Chair, National Safety Council

Other Directorships Held in the Past Five Years
- The Bank of New York Mellon Corporation

Nominee Highlights
Mr. Surma's experience as the former chairman and chief executive officer of a large industrial company provides significant and direct expertise across all aspects of Ingersoll Rand's operational and financial affairs. In particular, Mr. Surma's financial experience, having previously served as the chief financial officer of United States Steel Corporation and as a partner of the audit firm Price Waterhouse LLP, provides the Board with valuable insight into financial reporting and accounting oversight of a public company. Mr. Surma's board memberships and other activities provide the Board an understanding of developments in the energy sector as the Company seeks to develop more energy-efficient operations and insight into national and international business and trade policy that could impact the Company.



RICHARD J. SWIFT
Lead Director
Independent Director

Age 71
Director since 1995
Committees
Audit, Finance, Executive, Technology and Innovation

Principal Occupation
- Chairman of Financial Accounting Standards Advisory Council from 2002 through 2006.
- Chairman, President and Chief Executive Officer of Foster Wheeler Ltd. (provider of design, engineering, construction, manufacturing, management and environmental services) from 1994 to 2001.

Current Directorships
- CVS Caremark Corporation
- Hubbell Incorporated
- Kaman Corporation
- Public Service Enterprise Group

Other Directorships Held in the Past Five Years
None

Nominee Highlights
Mr. Swift's experience as chairman and chief executive officer of a global engineering firm, the fact that he was licensed professional engineer for 35 years prior to the retirement of his license and his five-year leadership of the advisory organization to a major accounting standards board imparts substantial expertise to all of the Company's operational and financial matters. His leadership of an organization that was instrumental in some of the world's most significant engineering projects provides unique insight into the complex systems involved in the efficient and effective development of buildings and industrial operations, which represent key global market segments for Ingersoll Rand's products and services. Mr. Swift's board memberships include firms engaged in the manufacture and distribution of industrial, electrical and electronic products, which directly correspond to key elements of the Company's growth and operational strategies.



Principal Occupation
- Chairman, President and Chief Executive Officer of Applied Biosystems Inc. (a developer, manufacturer and marketer of life science systems and genomic information products) from 1995 until his retirement in 2008.

Current Directorships	**Other Directorships Held in the Past Five Years**
- C.R. Bard, Inc.	None
- CVS Caremark Corporation	

TONY L. WHITE
Independent Director

Age 69
Director since 1997
Committees
Compensation (Chair), Corporate Governance and Nominating, Executive, and Technology and Innovation

Nominee Highlights
Mr. White's extensive management experience, including 13 years as chairman and chief executive officer of an advanced-technology life sciences firm, provides substantial expertise and guidance across all aspects of Ingersoll Rand's operational and financial affairs. In particular, Mr. White's leadership of an organization whose success was directly connected to innovation and applied technologies aligns with the Company's focus on innovation as a key source of growth. The Company benefits from Mr. White's ongoing board memberships, where developments related to biotechnology and healthcare delivery systems can offer instructive process methodologies to accelerate our innovation efforts.

Item 2.

Advisory Approval of the Compensation of Our Named Executive Officers

☑ **The Board of Directors recommends a vote FOR advisory approval of the compensation of our Named Executive Officers as disclosed in the Compensation Discussion and Analysis, the compensation tables, and the related disclosure contained in this proxy statement.**

The Company is presenting the following proposal, commonly known as a "Say-on-Pay" proposal, which gives you as a shareholder the opportunity to endorse or not endorse our compensation program for Named Executive Officers by voting for or against the following resolution:

"RESOLVED, that the shareholders approve the compensation of the Company's Named Executive Officers, as disclosed in the Compensation Discussion and Analysis, the compensation tables, and the related disclosure contained in the Company's proxy statement."

While our Board of Directors intends to carefully consider the shareholder vote resulting from the proposal, the final vote will not be binding on us and is advisory in nature.

In considering your vote, please be advised that our compensation program for Named Executive Officers is guided by our design principles, as described in the Compensation Discussion and Analysis section of this Proxy Statement:

(i) business strategy alignment	(iii) mix of short and long-term incentives	(v) shareholder alignment
(ii) pay for performance	(iv) internal parity	(vi) market competitiveness

By following these design principles, we believe that our compensation program for Named Executive Officers is strongly aligned with the long-term interests of our shareholders.

Item 3.

Approval of Appointment of Independent Auditors

☑ **The Board of Directors recommends a vote FOR the proposal to approve the appointment of PwC as independent auditors of the Company and to authorize the Audit Committee of the Board of Directors to set the auditors' remuneration.**

At the Annual General Meeting, shareholders will be asked to approve the appointment of PricewaterhouseCoopers LLP ("PwC") as our independent auditors for the fiscal year ending December 31, 2016, and to authorize the Audit Committee of our Board of Directors to set the independent auditors' remuneration. PwC has been acting as our independent auditors for many years and, both by virtue of its long familiarity with the Company's affairs and its ability, is considered best qualified to perform this important function.

Representatives of PwC will be present at the Annual General Meeting and will be available to respond to appropriate questions. They will have an opportunity to make a statement if they so desire.

AUDIT COMMITTEE REPORT

While management has the primary responsibility for the financial statements and the financial reporting process, including the system of internal controls, the Audit Committee reviews the Company's audited financial statements and financial reporting process on behalf of the Board of Directors. The independent auditors are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and to issue a report thereon. The Audit Committee monitors those processes. In this context, the Audit Committee has met and held discussions with management and the independent auditors regarding the fair and complete presentation of the Company's results. The Audit Committee has discussed significant accounting policies applied by the Company in its financial statements, as well as alternative treatments. Management has represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with United States generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. The Audit Committee also discussed with the independent auditors the matters required to be discussed by Auditing Standard No. 16, "Communications with Audit Committees" issued by the Public Company Accounting Oversight Board (United States).

In addition, the Audit Committee has received and reviewed the written disclosures and the letter from PwC required by the Public Company Accounting Oversight Board regarding PwC's communications with the Audit Committee concerning independence and discussed with PwC the auditors' independence from the Company and its management in connection with the matters stated therein. The Audit Committee also considered whether the independent auditors' provision of non-audit services to the Company is compatible with the auditors' independence. The Audit Committee has concluded that the independent auditors are independent from the Company and its management.

The Audit Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee meets separately with the internal and independent auditors, with and without management present, to discuss the results of their examinations, the evaluations of the Company's internal controls and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2015 ("2015 Form 10-K"), for filing with the Securities and Exchange Commission (the "SEC"). The Audit Committee has selected PwC, subject to shareholder approval, as the Company's independent auditors for the fiscal year ending December 31, 2016.

AUDIT COMMITTEE

John P. Surma (Chair)
Ann C. Berzin
Linda P. Hudson
Myles P. Lee
Richard J. Swift

FEES OF THE INDEPENDENT AUDITORS

The following table shows the fees paid or accrued by the Company for audit and other services provided by PwC for the fiscal years ended December 31, 2015 and 2014:

	2015 ($)	2014 ($)
Audit Fees [a]	12,853,000	12,660,000
Audit-Related Fees [b]	109,000	319,000
Tax Fees [c]	3,033,000	5,391,000
All Other Fees [d]	18,000	21,000
Total	16,013,000	18,391,000

(a) Audit Fees for the fiscal years ended December 31, 2015 and 2014, respectively, were for professional services rendered for the audits of the Company's annual consolidated financial statements and its internal controls over financial reporting, including quarterly reviews, statutory audits, issuance of consents, comfort letters and assistance with, and review of, documents filed with the SEC.

(b) Audit-Related Fees consist of assurance services that are related to performing the audit and review of our financial statements. Audit-Related Fees for the fiscal year ended December 31, 2015 include employee benefit plan audits, and abandoned and unclaimed property tax assessments. Audit-Related Fees for the fiscal year ended December 31, 2014 include employee benefit plan audits, abandoned and unclaimed property tax assessments, and comfort letter related to the 2014 bond offering.

(c) Tax Fees for the fiscal year ended December 31, 2015 include consulting and compliance services in the U.S. and non-U.S. locations. Tax Fees for the fiscal year ended December 31, 2014 include consulting and compliance services in the U.S. and non-U.S. locations and primarily relate to the Allegion spin-off.

(d) All Other Fees for the fiscal year ended December 31, 2015 and 2014 include license fees for technical accounting software.

The Audit Committee has adopted policies and procedures which require that the Audit Committee pre-approve all non-audit services that may be provided to the Company by its independent auditors. The policy: (i) provides for pre-approval of an annual budget for each type of service; (ii) requires Audit Committee approval of specific projects if not included in the approved budget; and (iii) requires Audit Committee approval if the forecast of expenditures exceeds the approved budget on any type of service. The Audit Committee pre-approved all of the services described under "Audit-Related Fees," "Tax Fees" and "All Other Fees." The Audit Committee has determined that the provision of all such non-audit services is compatible with maintaining the independence of PwC.

Item 4.

Renewal of the Directors' existing authority to issue shares

☑ **The Board of Directors recommends that you vote FOR renewing the Directors' authority to issue shares.**

Under Irish law, directors of an Irish public limited company must have authority from its shareholders to issue any shares, including shares which are part of the company's authorized but unissued share capital. Our shareholders provided the Directors with this authorization at our 2015 annual general meeting on June 4, 2015 for a period of 18 months. Because this share authorization period will expire in December 2016, we are presenting this proposal to renew the Directors' authority to issue our authorized shares on the terms set forth below.

We are seeking approval to authorize our Board of Directors to issue up to 33% of our issued ordinary share capital as of April 8, 2016 (the latest practicable date before this proxy statement), for a period expiring 18 months from the passing of this resolution, unless renewed.

Granting the Board of Directors this authority is a routine matter for public companies incorporated in Ireland and is consistent with Irish market practice. This authority is fundamental to our business and enables us to issue shares, including in connection with our equity compensation plans (where required) and, if applicable, funding acquisitions and raising capital. We are not asking you to approve an increase in our authorized share capital or to approve a specific issuance of shares. Instead, approval of this proposal will only grant the Board of Directors the authority to issue shares that are already authorized under our articles upon the terms below. In addition, we note that, because we are a NYSE-listed company, our shareholders continue to benefit from the protections afforded to them under the rules and regulations of the NYSE and SEC, including those rules that limit our ability to issue shares in specified circumstances. Furthermore, we note that this authorization is required as a matter of Irish law and is not otherwise required for other U.S. companies listed on the NYSE with whom we compete. Renewal of the Directors' existing authority to issue shares is fully consistent with NYSE rules and listing standards and with U.S. capital markets practice and governance standards.

As required under Irish law, the resolution in respect of Item 4 is an ordinary resolution that requires the affirmative vote of a simple majority of the votes cast.

The text of this resolution is as follows:

"That the Directors be and are hereby generally and unconditionally authorized with effect from the passing of this resolution to exercise all powers of the Company to allot relevant securities (within the meaning of Section 1021 of the Companies Act) up to an aggregate nominal amount of $_____ (_____ shares) (being equivalent to approximately 33% of the aggregate nominal value of the issued ordinary share capital of the Company as of April 8, 2016 (the latest practicable date before this proxy statement)), and the authority conferred by this resolution shall expire 18 months from the passing of this resolution, unless previously renewed, varied or revoked; provided that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted after this authority has expired, and in that case, the Directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired."

Item 5.

Renewal of the Directors' existing authority to issue shares for cash without first offering shares to existing shareholders.

☑ **The Board of Directors recommends that you vote FOR renewing the Directors' authority to issue shares for cash without first offering shares to existing shareholders.**

Under Irish law, unless otherwise authorized, when an Irish public limited company issues shares for cash, it is required first to offer those shares on the same or more favorable terms to existing shareholders of the company on a pro-rata basis (commonly referred to as the statutory pre-emption right). Our shareholders provided the Directors with this authorization at our 2015 annual general meeting on June 4, 2015 for a period of 18 months. Because this share authorization period will expire in December 2016, we are presenting this proposal to renew the Directors' authority to opt-out of the pre-emption right on the terms set forth below.

We are seeking approval to authorize our Board of Directors to opt out of the statutory pre-emption rights provision in the event of (1) the issuance of shares for cash in connection with any rights issue and (2) any other issuance of shares for cash, if the issuance is limited to up to 5% of our issued ordinary share capital as of April 8, 2016 (the latest practicable date before this proxy statement), for a period expiring 18 months from the passing of this resolution, unless renewed.

Granting the Board of Directors this authority is a routine matter for public companies incorporated in Ireland and is consistent with Irish market practice. Similar to the authorization sought for Item 4, this authority is fundamental to our business and enables us to issue shares under our equity compensation plans (where required) and if applicable, will facilitate our ability to fund acquisitions and otherwise raise capital. We are not asking you to approve an increase in our authorized share capital. Instead, approval of this proposal will only grant the Board of Directors the authority to issue shares in the manner already permitted under our articles upon the terms below. Without this authorization, in each case where we issue shares for cash, we would first have to offer those shares on the same or more favorable terms to all of our existing shareholders. This requirement could undermine the operation of our compensation plans and cause delays in the completion of acquisitions and capital raising for our business. Furthermore, we note that this authorization is required as a matter of Irish law and is not otherwise required for other U.S. companies listed on the NYSE with whom we compete. Renewal of the Directors' existing authorization to opt out of the statutory pre-emption rights as described above is fully consistent with NYSE rules and listing standards and with U.S. capital markets practice and governance standards.

As required under Irish law, the resolution in respect of this proposal is a special resolution that requires the affirmative vote of at least 75% of the votes cast.

The text of the resolution in respect of this proposal is as follows:

"As a special resolution, that, subject to the passing of the resolution in respect of Item 4 as set out above and with effect from the passing of this resolution, the Directors be and are hereby empowered pursuant to Section 1023 of the Companies Act 2014 to allot equity securities (as defined in Section 1023 of that Act) for cash, pursuant to the authority conferred by Item 4 as if sub-section (1) of Section 1022 did not apply to any such allotment, provided that this power shall be limited to:

(a) the allotment of equity securities in connection with a rights issue in favor of the holders of ordinary shares (including rights to subscribe for, or convert into, ordinary shares) where the equity securities respectively attributable to the interests of such holders are proportional (as nearly as may be) to the respective numbers of ordinary shares held by them (but subject to such exclusions or other arrangements as the directors may deem necessary or expedient to deal with fractional entitlements that would otherwise arise, or with legal or practical problems under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory, or otherwise); and

(b) the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal value of $_____ (_____ shares) (being equivalent to approximately 5% of the aggregate nominal value of the issued ordinary share capital of the Company as of April 8, 2016 (the latest practicable date before this proxy statement)) and the authority conferred by this resolution shall expire 18 months from the passing of this resolution, unless previously renewed, varied or revoked; provided that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted after this authority has expired, and in that case, the Directors may allot equity securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired."

Item 6.

Determine the price at which the Company can re-allot shares held as treasury shares.

☑ **The Board of Directors recommends that shareholders vote FOR the proposal to determine the price at which the Company can re-allot shares held as treasury shares.**

Our open-market share repurchases (redemptions) and other share buyback activities may result in ordinary shares being acquired and held by the Company as treasury shares. We may reissue treasury shares that we acquire through our various share buyback activities including in connection with our executive compensation program and our director programs.

Under Irish law, our shareholders must authorize the price range at which we may re-allot any shares held in treasury. In this proposal, that price range is expressed as a minimum and maximum percentage of the closing market price of our ordinary shares on the NYSE the day preceding the day on which the relevant share is re-allotted. Under Irish law, this authorization expires 18 months after its passing unless renewed.

The authority being sought from shareholders provides that the minimum and maximum prices at which an ordinary share held in treasury may be re-allotted are 95% and 120%, respectively, of the closing market price of the ordinary shares on the NYSE the day preceding the day on which the relevant share is re-issued, except as described below with respect to obligations under employee share schemes, which may be at a minimum price of nominal value. Any re-allotment of treasury shares will be at price levels that the Board considers in the best interests of our shareholders.

As required under Irish law, the resolution in respect of this proposal is a special resolution that requires the affirmative vote of at least 75% of the votes cast.

The text of the resolution in respect of this proposal is as follows:

"As a special resolution, that the re-allotment price range at which any treasury shares held by the Company may be re-allotted shall be as follows:

(a) the maximum price at which such treasury share may be re-allotted shall be an amount equal to 120% of the "market price"; and

(b) the minimum price at which a treasury share may be re-allotted shall be the nominal value of the share where such a share is required to satisfy an obligation under an employee share scheme or any option schemes operated by the Company or, in all other cases, an amount equal to 95% of the "market price"; and

(c) for the purposes of this resolution, the "market price" shall mean the closing market price of the ordinary shares on the NYSE the day preceding the day on which the relevant share is re-allotted.

FURTHER, that this authority to reissue treasury shares shall expire at 18 months from the date of the passing of this resolution unless previously varied or renewed in accordance with the provisions of Sections 109 and 1078 of the Companies Act 2014."

Item 7.

Amend the Company's Articles of Association to implement proxy access.

☑ **The Board of Directors recommends that shareholders vote FOR the proposal to amend the Company's Articles of Association to implement proxy access.**

In connection with a review of our corporate governance practices, our Board of Directors has decided to proactively propose the adoption of proxy access to our shareholders. We are recommending that our shareholders approve amendments to our Articles of Association to implement proxy access. Proxy access would allow eligible shareholders to nominate their own nominees for election to our Board and have their nominees included in our proxy materials, along with the candidates nominated by the Board. Our Board is committed to strong corporate governance practices and believes that proxy access is in the best interests of the Company and its shareholders.

We believe that the implementation of proxy access in the manner set forth in this proposal will provide meaningful rights to our shareholders while ensuring the rights are used by shareholders in a responsible manner. The resolution in respect of this Item 7 is a special resolution that requires the affirmative vote of the holders of at least 75% of the votes cast. If approved by shareholders, proxy access will become effective immediately and will be available for use at our 2017 annual general meeting of shareholders.

DESCRIPTION OF THE PROXY ACCESS AMENDMENTS

The following description is only a summary and is qualified in its entirety by reference to the complete text of the proposed amendments, which is attached to this proxy statement as Appendix B. We urge you to read Appendix B in its entirety before casting your vote.

SHAREHOLDER ELIGIBILITY TO NOMINATE DIRECTORS

Any shareholder or group of up to 20 shareholders that has maintained ownership of 3% or more of the Company's shares continuously for at least three years would be permitted to include a specified number of director nominees in the Company's proxy materials for the annual general meeting.

CALCULATION OF QUALIFYING OWNERSHIP

In order to ensure that the interests of shareholders seeking to include candidates in the Company's proxy materials are aligned with those of other shareholders, a shareholder would be deemed to own only those shares of the Company as to which the shareholder possesses both (1) the full voting and investment rights pertaining to such shares and (2) the full economic interest in (including the opportunity for profit and risk of loss on) such shares. The following shares would not count as "owned" shares for purposes of determining whether the ownership threshold has been met:

• shares sold by a person or any of its affiliates in any transaction that has not been settled or closed;

• shares that a person or any of its affiliates borrowed or purchased pursuant to an agreement to resell; and

• shares subject to any derivative instrument or similar agreement in respect of the Company's shares, which instrument or agreement has the purpose or effect of (1) reducing the person's or affiliates' full right to vote or direct the voting of any such shares and/or (2) hedging, offsetting or altering the gain or loss arising from the full economic ownership of such person's or affiliates' shares.

A shareholder will be deemed to "own" shares held in the name of a nominee or other intermediary so long as the person claiming ownership of such shares retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. A shareholder's ownership of shares will also be deemed to continue during any period in which such person has loaned such shares, provided that the person has the power to recall such loaned shares on three U.S. business days' notice.

NUMBER OF SHAREHOLDER-NOMINATED CANDIDATES

The maximum number of candidates nominated by all eligible shareholders that the Company would be required to include in its proxy materials cannot exceed the greater of two nominees or 20% of the number of directors in office as of the last day on which a notice of proxy access nomination may be delivered to the Company. Any candidate who is subsequently withdrawn, disqualified or included by the Board in the Company's proxy materials as a Board-nominated candidate would be counted against the nominee limit.

In addition, candidates that are included in the Company's proxy materials pursuant to an agreement or other arrangement with one or more shareholders in lieu of such person being formally nominated as a director pursuant the Company's advance notice or proxy access provisions would be counted against the nominee limit. Moreover, directors that the Board nominates for reelection that were previously elected pursuant to the Company's proxy access provisions or pursuant to an agreement or other arrangement with one or more shareholders in lieu of such person being formally nominated as a director pursuant to the Company's advance notice or proxy access provisions, in each case, at one of the previous two annual general meetings, would be counted against the nominee limit.

PROCEDURE FOR ELECTING CANDIDATES IF NOMINEE LIMIT IS EXCEEDED

Any shareholder or group of shareholders that submits more than one candidate for inclusion in the Company's proxy materials would be required to rank its candidates. If the number of candidates exceeds the nominee limit, the highest ranking eligible candidate from each shareholder or group of shareholders will be included in the Company's proxy materials until the limit is reached, beginning with the shareholder or group of shareholders with the largest number of shares.

NOMINATING PROCEDURES

In order to provide adequate time to assess shareholder-nominated candidates, requests to include such candidates in the Company's proxy materials must be received no earlier than 150 days and no later than 120 days before the first anniversary of the date on which the Company's definitive proxy statement was released to shareholders in connection with the prior year's annual general meeting.

INFORMATION REQUIRED BY ALL NOMINATING SHAREHOLDERS

Each shareholder seeking to include a candidate in the Company's proxy materials would be required to provide certain information to the Company, including but not limited to:

- verification of, and information regarding, the stock ownership of the shareholder as of the date of the submission and the record date for the annual meeting;
- information regarding each candidate, including biographical and stock ownership information;
- in the case of a nomination by a group of shareholders, the designation by all group members of one specified group member that is authorized to act on behalf of all group members with respect to the nomination and all related matters;
- a copy of the Schedule 14N filed by the shareholder(s) with the SEC; and
- a description of any financial arrangement with respect to the nomination between the shareholder or candidate and any other person.

Shareholders and candidates, as applicable, would also be required to make certain representations to, and agreements with, the Company, including but not limited to:

- representation that such person does not have any intent to change or influence control of the Company;
- representation that such shareholder will maintain qualifying ownership through the date of the applicable annual general meeting;
- agreement to refrain from soliciting in support of the election of any individual as a director other than its candidate(s) or a nominee of the Board;

- agreement to provide written statements verifying continuous qualifying ownership through the record date for the applicable annual general meeting;
- agreement by the candidate to refrain from becoming a party to any agreement or commitment as to how such candidate will vote on any issue if elected as a director of the Company;
- unless disclosed to the Company, agreement by the candidate to refrain from becoming a party to any compensatory or other financial arrangement with any person other than with the Company in connection with such person's service as a director of the Company;
- agreement to not distribute any form of proxy for the annual general meeting other than the form distributed by the Company;
- agreement to comply with applicable laws and Company policies and assume liability arising out of the communications with the Company and its shareholders and indemnify the Company and its directors and officers for liability arising from or relating to the nomination; and
- representation as to the accuracy and completeness of all information provided to the Company.

EXCLUSION OF SHAREHOLDER NOMINEES

The Company would not be required to include a candidate in the Company's proxy materials if, among other things:

- any shareholder nominates a person for election pursuant to the advance notice provisions of the Company's Articles, or any director then in office was previously nominated by a shareholder pursuant to the advance notice provisions in the Company's Articles at one of the previous two annual general meetings;
- the candidate is not independent under applicable independence standards or has been an officer or director of a competitor within the past three years;
- the election of the candidate would cause the Company to violate its Memorandum or Articles of Association, the rules and listing standards of the principal exchange upon which the Company's shares are listed, any applicable law, rule or regulation or any publicly disclosed standards of the Company applicable to directors;
- the candidate or the shareholder has provided materially untrue or misleading information to the Company; or
- the candidate's then-current business or personal interests or those within the preceding ten years place the candidate in a conflict of interest with the Company or any of its subsidiaries that would cause the candidate to violate any fiduciary duties of directors under the Companies Act 2014.

In addition, the Board or the chairman of the annual general meeting will declare a director nomination to be defective, and such nomination will be disregarded, if the shareholder or candidate breaches any of their respective obligations under the Company's Articles of Association, including its proxy access provision, or either the candidate or the shareholder does not appear at the annual general meeting in person.

FUTURE DISQUALIFICATION OF SHAREHOLDER-NOMINATED CANDIDATES AND NOMINATING SHAREHOLDERS

Any candidate who is included in the Company's proxy materials but subsequently either withdraws from or becomes ineligible for election at the meeting or does not receive at least 25% of the votes cast in favor of election would be ineligible for nomination at the following two annual general meetings.

Shareholders will be disqualified from using proxy access at the following two annual general meetings if they submit a candidate under either proxy access or advance notice and such candidate does not receive 10% of the votes cast or such candidate withdraws or becomes ineligible.

SUPPORTING STATEMENT

Shareholders would be permitted to include in the Company's proxy statement for the applicable annual general meeting a written statement of up to 500 words in support of the election of the candidate. The Company would be permitted to omit any information or statement that the Company determines is materially false or misleading or whose disclosure would violate any applicable law or regulation.

The text of the resolution in respect of this proposal is as follows:

"As a special resolution that the Articles of Association be and are hereby amended in the manner provided in Appendix B of this proxy statement."

Item 8A and 8B.

Amend the Company's: (A) Articles of Association to make certain administrative amendments and (B) Memorandum of Association to make certain administrative amendments.

☑ **The Board of Directors recommends that shareholders vote FOR the proposals to amend the Company's: (A) Articles of Association to Make Certain Administrative Amendments and (B) Memorandum of Association to Make Certain Administrative Amendments.**

Item 8A sets out certain proposed amendments to our Articles of Association, and Item 8B sets out certain proposed amendments to our Memorandum of Association. Under Irish law, any amendment to a public company's Articles of Association must be voted on separately from any amendment to a public company's Memorandum of Association. For that reason, we are asking shareholders to separately vote on Items 8A and 8B; however, given the inextricable link between Items 8A and 8B, each proposal is subject to the other being approved by shareholders, and as a result, both proposals will fail if either proposal does not pass.

Item 8A.

Amend the Company's Articles of Association to make certain administrative amendments.

☑ **The Board of Directors recommends that shareholders vote FOR the proposal to amend the Company's Articles of Association to make certain administrative amendments.**

Set out below is background information on the proposed amendments to our Articles of Association pursuant to this proposal. The description of the following proposed amendments is only a summary and is qualified in its entirety by reference to the complete text of the proposed amendments, which is attached to this proxy statement as Part I of Appendix C. We urge you to read Part I of Appendix C in its entirety before casting your vote.

On June 1, 2015, the Companies Act 2014 took effect in Ireland. The Companies Act 2014 is meant to consolidate and modernize company law in Ireland. Although the changes to Irish company law will not impact our day-to-day operations, we must make some administrative updates to our Articles of Association to ensure that they are not impacted or affected by the introduction of this new law. None of the updates to our Articles of Association proposed to be made in connection with the Companies Act 2014 will materially change the rights of our shareholders.

As an example, the Companies Act 2014 will automatically apply certain sections of the Act to the Company unless we explicitly opt-out. Given many of these sections either address matters that are already covered by our Articles of Association or are not applicable to us, we are proposing to amend our Articles of Association to explicitly opt-out of certain provisions, as permitted by the Companies Act 2014. For example, the Companies Act 2014 includes a provision regarding the appointment of directors, which is already covered by existing provisions in our Articles of Association and we therefore recommend opting out of that provision.

Attached as Appendix D to this proxy statement is a table that sets out a summary of the optional provisions from which we propose to opt-out, as well as certain other administrative amendments that we propose to make to our Articles of Association to address the adoption of the Companies Act 2014. Each of the proposed administrative amendments is summarized in more detail in Part III of Appendix D.

As required under Irish law, the resolution in respect of Item 8A is a special resolution that requires the affirmative vote of the holders of at least 75% of the votes cast. In addition, Item 8A is subject to Item 8B being adopted. Therefore, unless shareholders approve Items 8B, Item 8A will fail.

The text of the resolution in respect of this proposal is as follows:

"As a special resolution that, subject to and conditional upon Item 8B being passed, the Articles of Association be and are hereby amended in the manner provided in Part I of Appendix C of this proxy statement."

Item 8B.

Amend the Company's Memorandum of Association to make certain administrative amendments.

☑ **The Board of Directors recommends that shareholders vote FOR the proposal to amend the Company's Memorandum of Association to make certain administrative amendments.**

Set out below is background information on the proposed amendments to our Memorandum of Association. The description of the following proposed amendments is only a summary and is qualified in its entirety by reference of the complete text of the proposed amendments, which is attached to this proxy statement as Part II of Appendix C. We urge you to read Part II of Appendix C in its entirety before casting your vote.

As described above, on June 1, 2015, the Companies Act 2014 took effect in Ireland. In addition to the proposed amendments described above to our Articles of Association to accommodate the adoption of the Companies Act 2014, we must also make certain corresponding administrative amendments to our Memorandum of Association to account for the adoption of the Companies Act 2014. None of the updates to our Memorandum of Association proposed to be made in connection with the Companies Act 2014 will materially change the rights of our shareholders. The proposed amendments to our Memorandum of Association are each specifically described in the text of the resolution below, as required under Irish law.

As required under Irish law, the resolution in respect of Item 8B is a special resolution that requires the affirmative vote of the holders of at least 75% of the votes cast. In addition, Item 8B is subject to Item 8A being adopted. Therefore, unless shareholders approve Item 8A, Item 8B will fail.

The text of the resolution in respect of this proposal is as follows:

"As a special resolution that, subject to and conditional upon Item 8A being passed, the Memorandum of Association be and is hereby amended as follows and in the manner provided in Part II of Appendix C of this proxy statement:

(a) by the deletion of the existing clause 2 and the substitution therefor of the following new clause 2:

"2. The Company is a public limited company, registered under Part 17 of the Companies Act 2014";

(b) by the deletion of the existing clause 3(c);

(c) the words "Section 155 of the Companies Act, 1963" in clause 3(14) be deleted and the words "the Companies Act 2014" be substituted therefor; and

(d) the words "wives" in clause 3(22) be deleted and the words "spouses, civil partners" be substituted therefor."

Item 9A and 9B.

To amend the Company's Articles of Association to: (A) provide for a plurality voting standard in the event of a contested election and (B) grant the Board sole authority to determine its size.

☑ **The Board of Directors recommends that shareholders vote FOR the proposals to (A) provide for a plurality voting standard in the event of a contested election and (B) grant the Board sole authority to determine its size.**

Item 9A sets out proposed amendments to our Articles of Association to provide for a plurality voting standard in the context of a contested election, and Item 9B sets out proposed amendments to our Articles of Association to provide the Board the sole authority to set its size. Under Irish law, unless the Board is granted sole authority to set its size, the plurality voting standard would not achieve its desired results. For example, unless the Board is granted sole authority to set its size, nominees (including the Company's nominees) who receive a simple majority of votes cast may also be elected to the Board, even if those nominees receive fewer votes than other nominees that were elected to fill the available seats. In contrast, in the United States, under a plurality voting standard, only those directors who receive the most votes for the available seats are elected. Given the link between Items 9A and 9B, each proposal is subject to the other being approved by shareholders, and as a result, both proposals will fail if either proposal does not pass.

Item 9A.

To amend the Company's Articles of Association to provide for a plurality voting standard in the event of a contested election.

☑ **The Board of Directors recommends that shareholders vote FOR the proposal to amend the Company's Articles of Association to provide for a plurality voting standard in the event of a contested election.**

Today, the Company has a majority voting standard for both uncontested and contested director elections. However, in the context of contested director elections, many believe that a plurality voting standard is more appropriate for a number of reasons, including to avoid the risk of a failed election (*i.e.*, where one or more directors fails to receive a majority vote). In the United States, under a plurality voting standard, the nominees receiving the highest number of votes, regardless of whether the nominees receive a majority of the votes cast in the election, would be elected as directors. In the United States, proxy advisory firms generally support this view as well and best practice calls for a majority voting standard in uncontested director elections, and a plurality voting standard in contested elections.

In recent years, as best practices in corporate governance have evolved, there has been a shift from the historically dominant plurality voting standard in all director elections to a majority voting standard in uncontested elections and a plurality standard in contested elections. A survey of the 100 largest U.S. public companies reveals that the overwhelming majority have adopted a majority voting standard for uncontested elections while retaining a plurality voting standard for contested elections.

In light of the Board's recommendation to proactively adopt proxy access, and the Board's continual review of governance standards, the Board recommends that shareholders approve an amendment to our Articles of Association to provide for a plurality voting standard solely in the case of a contested election. If adopted, this amendment would provide that where the number of director nominees exceeds the number of directors to be elected, only those directors receiving the most votes for the available seats would be elected. The Board believes it is in the best interests of our shareholders to adopt the plurality voting standard in the case of contested elections, while maintaining the Company's majority voting standard in the case of uncontested elections. Accordingly, Item 9A seeks shareholder approval to amend our Articles of Association to provide for plurality voting in a contested election.

As required under Irish law, the resolution in respect of Item 9A is a special resolution that requires the affirmative vote of the holders of at least 75% of the votes cast. In addition, Item 9A is subject to Item 9B being adopted. Therefore, unless shareholders approve Item 9B, Item 9A will fail.

The text of the resolution in respect of this proposal is as follows:

"As a special resolution that, subject to and conditional upon Item 9B being passed, the Articles of Association be and are hereby amended in the manner provided in Part I of Appendix E of this proxy statement."

Item 9B.

Amend the Company's Articles of Association to grant the Board sole authority to determine its size.

☑ **The Board of Directors recommends that shareholders vote FOR the proposal to amend the Company's Articles of Association to grant the Board sole authority to determine its size.**

Our Board is also proposing to amend our Articles of Association to provide that the size of the Board be set solely by resolution of the Board. This amendment is necessary in order for the plurality voting mechanism described above to function effectively in Ireland. As discussed above, unless the Board is granted sole authority to set its size, nominees (including the Company's nominees) who receive a simple majority of votes cast may also be elected to the Board, even if those nominees receive fewer votes than other nominees that were elected to fill the available seats. Accordingly, in order for proxy access (as described under Item 7 above) to operate effectively, the Board must have sole authority to set its size and a plurality voting standard must be applied in the context of contested elections.

As with plurality voting in contested elections, granting the Board sole authority to set its size is a common governance practice in the United States. A survey of the 100 largest U.S. public companies reveals that the overwhelming majority have granted their board sole authority to set the size of the board. Accordingly, Item 9B seeks shareholder approval to amend our Articles of Association to grant the Board sole authority to set its size within the parameters established in our Articles of Association.

As required under Irish law, the resolution in respect of Item 9B is a special resolution that requires the affirmative vote of the holders of at least 75% of the votes cast. In addition, Item 9B is subject to Item 9A being adopted. Therefore, unless shareholders approve Item 9A, Item 9B will fail.

The text of the resolution in respect of this proposal is as follows:

"As a special resolution that, subject to and conditional upon Item 9A being passed, the Articles of Association be and are hereby amended in the manner provided in Part II of Appendix E of this proxy statement."

CORPORATE GOVERNANCE

CORPORATE GOVERNANCE GUIDELINES

Our Corporate Governance Guidelines, together with the charters of the various Board committees, provide a framework for the corporate governance of the Company. The following is a summary of our Corporate Governance Guidelines and practices. A copy of our Corporate Governance Guidelines, as well as the charters of each of our Board committees, are available on our website at www.ingersollrand.com under the heading "Investor Relations – Corporate Governance."

ROLE OF THE BOARD OF DIRECTORS

The Company's business is managed under the direction of the Board of Directors. The role of the Board of Directors is to oversee the management and governance of the Company and monitor senior management's performance.

BOARD RESPONSIBILITIES

The Board of Directors' core responsibilities include:

- selecting, monitoring, evaluating and compensating senior management;
- assuring that management succession planning is adequate;
- reviewing the Company's financial controls and reporting systems;
- overseeing the Company's management of enterprise risk;
- reviewing the Company's ethical standards and legal, compliance programs and procedures; and
- evaluating the performance of the Board of Directors, Board committees and individual directors.

BOARD LEADERSHIP STRUCTURE

The positions of Chairman of the Board and CEO at the Company are held by the same person, except in unusual circumstances, such as during a CEO transition. This policy has worked well for the Company. It is the Board of Directors' view that the Company's corporate governance principles, the quality, stature and substantive business knowledge of the members of the Board, as well as the Board's culture of open communication with the CEO and senior management are conducive to Board effectiveness with a combined Chairman and CEO position.

In addition, the Board of Directors has a strong, independent Lead Director and it believes this role adequately addresses the need for independent leadership and an organizational structure for the independent directors. The Board of Directors appoints a Lead Director for a three-year minimum term from among the Board's independent directors. The Lead Director coordinates the activities of all of the Board's independent directors. The Lead Director is the principal confidant to the CEO and ensures that the Board of Directors has an open, trustful relationship with the Company's senior management team. In addition to the duties of all directors, as set forth in the Company's Governance Guidelines, the specific responsibilities of the Lead Director are as follows:

- Chair the meetings of the independent directors when the Chairman is not present;
- Ensure the full participation and engagement of all Board members in deliberations;
- Lead the Board of Directors in all deliberations involving the CEO's employment, including hiring, contract negotiations, performance evaluations, and dismissal;
- Counsel the Chairman on issues of interest/concern to directors and encourage all directors to engage the Chairman with their interests and concerns;
- Work with the Chairman to develop an appropriate schedule of Board meetings and approve such schedule, to ensure that the directors have sufficient time for discussion of all agenda items, while not interfering with the flow of Company operations;
- Work with the Chairman to develop the Board and Committee agendas and approve the final agendas;
- Keep abreast of key Company activities and advise the Chairman as to the quality, quantity and timeliness of the flow of information from Company management that is necessary for the directors to effectively and responsibly perform their duties; although Company management is responsible for the preparation of materials for the Board of Directors, the Lead Director will approve information provided to the Board and may specifically request the inclusion of certain material;
- Engage consultants who report directly to the Board of Directors and assist in recommending consultants that work directly for Board Committees;
- Work in conjunction with the Corporate Governance and Nominating Committee in compliance with Governance Committee processes to interview all Board candidates and make recommendations to the Board of Directors;

- Assist the Board of Directors and Company officers in assuring compliance with and implementation of the Company's Governance Guidelines; work in conjunction with the Corporate Governance Committee to recommend revisions to the Governance Guidelines;
- Call, coordinate and develop the agenda for and chair executive sessions of the Board's independent directors; act as principal liaison between the independent directors and the CEO;
- Work in conjunction with the Corporate Governance and Nominating Committee to identify for appointment the members of the various Board Committees, as well as selection of the Committee chairs;
- Be available for consultation and direct communication with major shareholders;
- Make a commitment to serve in the role of Lead Director for a minimum of three years; and
- Help set the tone for the highest standards of ethics and integrity.

Mr. Swift has been the Company's Lead Director since January 2010.

BOARD RISK OVERSIGHT

The Board of Directors has oversight responsibility of the processes established to report and monitor systems for material risks applicable to the Company. The Board of Directors focuses on the Company's general risk management strategy and the most significant risks facing the Company and ensures that appropriate risk mitigation strategies are implemented by management. The full Board is responsible for considering strategic risks and succession planning and, at each Board meeting, receives reports from each Committee as to risk oversight within their areas of responsibility. The Board of Directors has delegated to its various committees the oversight of risk management practices for categories of risk relevant to their functions as follows:

- The Audit Committee oversees risks associated with the Company's systems of disclosure controls and internal controls over financial reporting, as well as the Company's compliance with legal and regulatory requirements.
- The Compensation Committee considers risks related to the attraction and retention of talent and risks related to the design of compensation programs and arrangements.
- The Corporate Governance and Nominating Committee oversees risks associated with board succession, conflicts of interest, corporate governance and sustainability.
- The Finance Committee oversees risks associated with foreign exchange, insurance, credit and debt.

The Company has appointed the Chief Financial Officer as its Chief Risk Officer and, in that role, the Chief Risk Officer periodically reports on risk management policies and practices to the relevant Board Committee or to the full Board so that any decisions can be made as to any required changes in the Company's risk management and mitigation strategies or in the Board's oversight of these. Finally, as part of its oversight of the Company's executive compensation program, the Compensation Committee considers the impact of the Company's executive compensation program and the incentives created by the compensation awards that it administers on the Company's risk profile. In addition, the Company reviews all of its compensation policies and procedures, including the incentives that they create and factors that may reduce the likelihood of excessive risk taking, to determine whether they present a significant risk to the Company. Based on this review, the Company has concluded that its compensation policies and procedures are not reasonably likely to have a material adverse effect on the Company.

DIRECTOR COMPENSATION AND SHARE OWNERSHIP

It is the policy of the Board of Directors that directors' fees be the sole compensation received from the Company by any non-employee director. The Company has a share ownership requirement of four times the annual cash retainer paid to the directors. A director cannot sell any shares of Company stock until he or she attains such level of ownership and any sale thereafter cannot reduce the total number of holdings below the required ownership level. Directors are required to retain this minimum level of Company share ownership until their resignation or retirement from the Board.

BOARD COMMITTEES

The Board of Directors has the following committees: Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee, Finance Committee, Technology and Innovation Committee and Executive Committee. The Board of Directors consists of a substantial majority of independent, non-employee directors. Only non-employee directors serve on the Audit, Compensation, Corporate Governance and Nominating, Finance and Technology and Innovation Committees. The Board of Directors has determined that each member of each of these committees is "independent" as defined in the NYSE listing standards and the Company's Guidelines for Determining Independence of Directors. Chairpersons and members of these five committees are rotated periodically, as appropriate. The Chairman, who is also the CEO, serves on the Company's Executive Committee and is Chairperson of such Committee. The remainder of the Executive Committee is comprised of the non-employee director Chairpersons of the Audit, Compensation, Corporate Governance and Nominating and Finance Committees. Committee memberships and chairs are rotated periodically.

BOARD DIVERSITY

The Company's policy on Board diversity relates to the selection of nominees for the Board of Directors. In selecting a nominee for the Board, the Corporate Governance and Nominating Committee considers the skills, expertise and background that would complement the existing Board and ensure that its members are of sufficiently diverse and independent backgrounds, recognizing that the Company's businesses and operations are diverse and global in nature. The Board of Directors has four female directors, one Hispanic director, one Asian director and two Irish directors out of a total of 12 directors.

BOARD ADVISORS

The Board of Directors and its committees may, under their respective charters, retain their own advisors to carry out their responsibilities.

EXECUTIVE SESSIONS

The Company's independent directors meet privately in regularly scheduled executive sessions, without management present, to consider such matters as the independent directors deem appropriate. These executive sessions are required to be held no less than twice each year.

BOARD AND BOARD COMMITTEE PERFORMANCE EVALUATION

The Corporate Governance and Nominating Committee assists the Board in evaluating its performance and the performance of the Board committees. Each committee also conducts an annual self-evaluation. The effectiveness of individual directors is considered each year when the directors stand for re-nomination.

DIRECTOR ORIENTATION AND EDUCATION

The Company has developed an orientation program for new directors and provides continuing education for all directors. In addition, the directors are given full access to management and corporate staff as a means of providing additional information.

DIRECTOR NOMINATION PROCESS

The Corporate Governance and Nominating Committee reviews the composition of the full Board to identify the qualifications and areas of expertise needed to further enhance the composition of the Board, makes recommendations to the Board concerning the appropriate size and needs of the Board and, on its own or with the assistance of management, a search firm or others, identifies candidates with those qualifications. In considering candidates, the Corporate Governance and Nominating Committee will take into account all factors it considers appropriate, including breadth of experience, understanding of business and financial issues, ability to exercise sound judgment, diversity, leadership, and achievements and experience in matters affecting business and industry. The Corporate Governance and Nominating Committee considers the entirety of each candidate's credentials and believes that at a minimum each nominee should satisfy the following criteria: highest character and integrity, experience and understanding of strategy and policy-setting, sufficient time to devote to Board matters, and no conflict of interest that would interfere with performance as a director. Shareholders may recommend candidates for consideration for Board membership by sending the recommendation to the Corporate Governance and Nominating Committee, in care of the Secretary of the Company. Candidates recommended by shareholders are evaluated in the same manner as director candidates identified by any other means.

DIRECTOR RETIREMENT

It is the policy of the Board of Directors that each non-employee director must retire at the annual general meeting immediately following his or her 75th birthday. Directors who change the occupation they held when initially elected must offer to resign from the Board of Directors. At that time, the Corporate Governance and Nominating Committee reviews the continued appropriateness of Board membership under the new circumstances and makes a recommendation to the Board of Directors. Employee directors, including the CEO, must retire from the Board of Directors at the time of a change in their status as an officer of the Company, unless the policy is waived by the Board.

DIRECTOR INDEPENDENCE

The Board of Directors has determined that all of our current directors and director nominees, except Mr. Lamach, who is an employee of the Company, are independent under the standards set forth in Exhibit I to our Corporate Governance Guidelines, which are consistent with the NYSE listing standards. In determining the independence of directors, the Board evaluated transactions between the Company and entities with which directors were affiliated that occurred in the ordinary course of business and that were provided on the same terms and conditions available to other customers. A copy of Exhibit I to our Corporate Governance Guidelines is available on our website, www.ingersollrand.com, under the heading "Investor Relations—Corporate Governance."

COMMUNICATIONS WITH DIRECTORS

Shareholders and other interested parties wishing to communicate with the Board of Directors, the non-employee directors or any individual director (including our Lead Director and Compensation Committee Chair) may do so either by sending a communication to the Board and/or a particular Board member, in care of the Secretary of the Company, or by e-mail at irboard@irco.com. Depending upon the nature of the communication and to whom it is directed, the Secretary will: (a) forward the communication to the appropriate director or directors; (b) forward the communication to the relevant department within the Company; or (c) attempt to handle the matter directly (for example, a communication dealing with a share ownership matter).

CODE OF CONDUCT

The Company has adopted a worldwide Code of Conduct, applicable to all employees, directors and officers, including our Chief Executive Officer, our Chief Financial Officer and our Controller. The Code of Conduct meets the requirements of a "code of ethics" as defined by Item 406 of Regulation S-K, as well as the requirements of a "code of business conduct and ethics" under the NYSE listing standards. The Code of Conduct covers topics including, but not limited to, conflicts of interest, confidentiality of information, and compliance with laws and regulations. A copy of the Code of Conduct is available on our website located at www.ingersollrand.com under the heading "Investor Relations—Corporate Governance." Amendments to, or waivers of the provisions of, the Code of Conduct, if any, made with respect to any of our directors and executive officers will be posted on our website.

ANTI-HEDGING POLICY AND OTHER RESTRICTIONS

The Company prohibits its directors and executive officers from (i) purchasing any financial instruments designed to hedge or offset any decrease in the market value of Company securities, (ii) engaging in any form of short-term speculative trading in Company securities and (iii) holding Company securities in a margin account or pledging Company securities as collateral for a loan.

INVESTOR OUTREACH

We believe it is important to understand our shareholders and their concerns and questions about our Company. During 2015, we met with a number of our top shareholders to answer questions about our Company and to learn about issues that are important to them. We hosted an Investor Day which was attended by over 50 of our investors and all of our senior management and publicly webcast informational sessions for availability to all of our shareholders. We also worked with a third party firm to survey investor perception regarding our Company on a wide range of topics including corporate governance and executive compensation. The results of this survey were favorable. We intend to continue our investor outreach efforts and plan to expand those efforts during 2016.

COMMITTEES OF THE BOARD

AUDIT COMMITTEE
Meetings in 2015: 9

Members
John P. Surma (Chair)
Ann C. Berzin
Linda P. Hudson
Myles P. Lee
Richard J. Swift

Key Functions

- Review annual audited and quarterly financial statements, as well as the Company's disclosures under "Management's Discussion and Analysis of Financial Conditions and Results of Operations," with management and the independent auditors.

- Obtain and review periodic reports, at least annually, from management assessing the effectiveness of the Company's internal controls and procedures for financial reporting.

- Review the Company's processes to assure compliance with all applicable laws, regulations and corporate policy.

- Recommend the public accounting firm to be proposed for appointment by the shareholders as our independent auditors and review the performance of the independent auditors.

- Review the scope of the audit and the findings and approve the fees of the independent auditors.

- Approve in advance, subject to and in accordance with applicable laws and regulations, permitted audit and non-audit services to be performed by the independent auditors.

- Satisfy itself as to the independence of the independent auditors and ensure receipt of their annual independence statement.

The Board of Directors has determined that each member of the Audit Committee is "independent" for purposes of the applicable rules and regulations of the SEC, as defined in the NYSE listing standards and the Company's Corporate Governance Guidelines, and has determined that each member meets the qualifications of an "audit committee financial expert," as that term is defined by rules of the SEC. In addition, each member of the Audit Committee qualifies as an independent director and possesses the requisite competence in accounting or auditing in satisfaction of the requirements for audit committees prescribed by the Companies Act 2014.

A copy of the charter of the Audit Committee is available on our website, www.ingersollrand.com, under the heading "Investor Relations—Corporate Governance."

COMPENSATION COMMITTEE
Meetings in 2015: 6

Members
Tony L. White (Chair)
John Bruton
Elaine L. Chao
Jared L. Cohon
Gary D. Forsee
Constance J. Horner

Key Functions

- Establish our executive compensation strategies, policies and programs.

- Review and approve the goals and objectives relevant to the compensation of the Chief Executive Officer, evaluate the Chief Executive Officer's performance against those goals and objectives and set the Chief Executive Officer's compensation level based on this evaluation. The Compensation Committee Chair presents all compensation decisions pertaining to the Chief Executive Officer to the full Board of Directors.

- Approve compensation of all other elected officers.

- Review and approve executive compensation and benefit programs.

- Administer the Company's equity compensation plans.

- Review and recommend significant changes in principal employee benefit programs.

- Approve and oversee Compensation Committee consultants.

For a discussion concerning the processes and procedures for determining NEO and director compensation and the role of executive officers and compensation consultants in determining or recommending the amount or form of compensation, see "Compensation Discussion and Analysis" and "Compensation of Directors," respectively. The Board of Directors has determined that each member of the Compensation Committee is "independent" as defined in the NYSE listing standards and the Company's Corporate Governance Guidelines. In addition, the Board of Directors has determined that each member of the Compensation Committee qualifies as a "Non-Employee Director" within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934 and an "outside director" within the meaning of Section 162(m) of the Code.

A copy of the charter of the Compensation Committee is available on our website, www.ingersollrand.com, under the heading "Investor Relations—Corporate Governance."

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE
Meetings in 2015: 6

Members
Gary D. Forsee (Chair)
John Bruton
Elaine L. Chao
Jared L. Cohon
Constance J. Horner
Tony L. White

Key Functions
- Identify individuals qualified to become directors and recommend the candidates for all directorships.
- Recommend individuals for election as officers.
- Review the Company's Corporate Governance Guidelines and make recommendations for changes.
- Consider questions of independence of directors and possible conflicts of interest of directors as well as executive officers.
- Take a leadership role in shaping the corporate governance of the Company.
- Oversee the Company's sustainability efforts.

The Board of Directors has determined that each member of the Corporate Governance and Nominating Committee is "independent" as defined in the NYSE listing standards and the Company's Corporate Governance Guidelines.

A copy of the charter of the Corporate Governance and Nominating Committee is available on our website, www.ingersollrand.com, under the heading "Investor Relations—Corporate Governance."

FINANCE COMMITTEE
Meetings in 2015: 6

Members
Ann C. Berzin (Chair)
Linda P. Hudson
Myles P. Lee
John P. Surma
Richard J. Swift

Key Functions
- Consider and recommend for approval by the Board of Directors of (a) issuances of equity and/or debt securities; or (b) authorizations for other financing transactions, including bank credit facilities.
- Consider and recommend for approval by the Board of Directors the repurchase of the Company's shares.
- Review cash management policies.
- Review periodic reports of the investment performance of the Company's employee benefit plans.

The Board of Directors has determined that each member of the Finance Committee is "independent" as defined in the NYSE listing standards and the Company's Corporate Governance Guidelines.

A copy of the charter of the Finance Committee is available on our website, www.ingersollrand.com, under the heading "Investor Relations—Corporate Governance" on our website, www.ingersollrand.com, under the heading "Investor Relations—Corporate Governance."

EXECUTIVE COMMITTEE
Meetings in 2015: 0

Members
Michael W. Lamach (Chair)
Ann C. Berzin
Gary D. Forsee
John P. Surma
Richard J. Swift
Tony L. White

Key Functions
- Aids the Board in handling matters which, in the opinion of the Chairman of the Board or Lead Director, should not be postponed until the next scheduled meeting of the Board (except as limited by the charter of the Executive Committee).

The Board of Directors has determined that each member of the Executive Committee (other than Michael W. Lamach) is "independent" as defined in the NYSE listing standards and the Company's Corporate Governance Guidelines.

A copy of the charter of the Executive Committee is available on our website, www.ingersollrand.com, under the heading "Investor Relations—Corporate Governance" on our website, www.ingersollrand.com, under the heading "Investor Relations—Corporate Governance."

TECHNOLOGY AND INNOVATION COMMITTEE
Meetings in 2015: 0*

Members
Jared L. Cohon (Chair)
John Bruton
Gary D. Forsee
Linda P. Hudson
Richard J. Swift
Tony L. White

*Committee formed in 2016

Key Functions
- Reviews the Company's technology and innovation strategy and approach, including its impact on the Company's performance, growth and competitive position.
- Reviews with management technologies that can have a material impact on the Company, including product and process development technologies, manufacturing technologies and practices, and the utilization of quality assurance programs.
- Assists the Board in its oversight of the Company's investments in technology and innovation, including through acquisitions and other business development activities.
- Reviews technology trends that could significantly affect the Company and the industries in which it operates.
- Assists the Board in its oversight of the Company's technology and innovation initiatives.
- Oversees the direction and effectiveness of the Company's research and development operations

The Board of Directors has determined that each member of the Technology and Innovation Committee is "independent" as defined in the NYSE listing standards and the Company's Corporate Governance Guidelines.

A copy of the charter of the Technology and Innovation Committee is available on our website, www.ingersollrand.com, under the heading "Investor Relations—Corporate Governance" on our website, www.ingersollrand.com, under the heading "Investor Relations—Corporate Governance."

BOARD, COMMITTEE AND ANNUAL MEETING ATTENDANCE

The Board of Directors and its committees held the following number of meetings during the fiscal year ended December 31, 2015:

Board	6
Audit Committee	9
Compensation Committee	6
Corporate Governance and Nominating Committee	6
Finance Committee	6
Executive Committee	0

Each incumbent director attended 95% or more of the total number of meetings of the Board of Directors and the committees on which he or she served during the year. The Company's non-employee directors held six independent director meetings without management present during the fiscal year 2015. It is the Board's general practice to hold independent director meetings in connection with regularly scheduled Board meetings.

The Company expects all Board members to attend the annual general meeting, but from time to time other commitments prevent all directors from attending the meeting. All of our Board members standing for election or re-election at the 2015 Annual General Meeting attended that meeting, which was held on June 4, 2015.

COMPENSATION OF DIRECTORS

DIRECTOR COMPENSATION

Our director compensation program is designed to compensate non-employee directors fairly for work required for a company of our size and scope and to align their interests with the long-term interests of our shareholders. The program reflects our desire to attract, retain and use the expertise of highly qualified people serving on the Company's Board of Directors. Employee directors do not receive any additional compensation for serving as a director. Our 2015 director compensation program for non-employee directors consisted of the following elements:

Compensation Element	Compensation Value ($)
Annual Retainer (1/2 paid in cash and 1/2 paid in restricted stock units) *	285,000
Audit Committee Chair Cash Retainer	30,000
Compensation Committee Chair Cash Retainer	20,000
Corporate Governance and Nominating Committee Chair and Finance Committee Chair Cash Retainer	15,000
Audit Committee Member Cash Retainer (other than Chair)	7,500
Lead Director Cash Retainer	50,000
Additional Meetings or Unscheduled Planning Session Fees **	2,500 (per meeting or session)

* The number of restricted stock units granted are determined by dividing the grant date value of the award, $142,500 by the average of the high and low closing price of the Company's common stock on the date of grant. A director who retires, resigns or otherwise separates from the Company receives a pro-rata cash retainer payment for the quarter in which such event occurs based on the number of days elapsed since the end of the immediately preceding quarter.

** The Board and the Compensation Committee, Corporate Governance and Nominating Committee and Finance Committee, each has 6 regularly scheduled meetings each year. The Audit Committee has 9 regularly scheduled meetings each year. The Technology and Innovation Committee meets at least once a year. The Executive Committee meets on an as needed basis when directed by the Chairman or Lead Director.

In addition, non-employee directors were previously eligible to receive a tax equalization payment if the Irish income taxes owed on their director compensation exceed the income taxes owed on such compensation in their country of residence. Without these tax equalization payments, a director would be subject to double taxation since they are already paying taxes on their director income in their country of residence. We believe these tax equalization payments were appropriate to ensure our ability to continue to attract highly qualified persons who do not reside in Ireland. In 2015, one non-employee director received a tax equalization payment relating to the retainer earned in the 2013 fiscal year. In 2014, our Corporate Governance and Nominating Committee eliminated the tax equalization payments on retainers beginning with the retainers earned for the 2014 fiscal year.

In October 2015, we formed an Executive Committee. Mr. Lamach does not receive any compensation for serving as the chairman of the Executive Committee. In 2016, we formed a Technology and Innovation Committee. The Chair of the Technology and Innovation Committee receives a $7,500 annual retainer fee.

SHARE OWNERSHIP REQUIREMENT

To align the interests of directors with shareholders, the Board of Directors has adopted a share ownership requirement of four times the annual cash retainer paid to the directors. A director cannot sell any shares of Company stock until he or she attains such level of ownership and any sale thereafter cannot reduce the total number of holdings below the required ownership level. Directors are required to retain this minimum level of Company share ownership until their resignation or retirement from the Board.

2015 DIRECTOR COMPENSATION

The compensation paid or credited to our non-employee directors for the year ended December 31, 2015, is summarized in the table below.

Name	Fees earned or paid in cash ($) [a]	Equity / Stock Awards ($) [b]	All Other Compensation ($) [c]	Total ($)
A. C. Berzin	167,500	142,542	38,473	348,515
J. Bruton	145,000	142,542	–	287,542
E. L. Chao	81,820	142,542	–	224,362
J.L. Cohon	142,500	142,542	–	285,042
G.D. Forsee	167,500	142,542	–	310,042
E.E. Hagenlocker [d]	127,317	–	–	127,317
C.J. Horner	142,500	142,542	–	285,042
L. P. Hudson	86,126	142,542	–	228,668
M. P. Lee	135,833	142,542	–	278,375
T.E. Martin [d]	127,317	–	24,899	152,216
J.P. Surma	167,857	142,542	–	310,399
R.J. Swift	217,143	142,542	–	359,685
T.L. White	165,000	142,542	–	307,542

(a) The amounts in this column represent the following annual cash retainer, the Committee Chair retainers, the Audit Committee member retainer, the Lead Director retainer, and the Board, Committee and other meeting or session fees:

Name	Cash Retainer ($)	Committee Chair Retainer ($)	Audit Committee Member Retainer ($)	Lead Director Retainer Fees ($)	Board, Committee and Other Meeting or Session Fees ($)	Total Fees earned or paid in cash ($)
A. C. Berzin	142,500	15,000	7,500	–	2,500	167,500
J. Bruton	142,500	–	–	–	2,500	145,000
E. L. Chao	81,820	–	–	–	–	81,820
J.L. Cohon	142,500	–	–	–	–	142,500
G.D. Forsee	142,500	15,000	–	–	10,000	167,500
E.E. Hagenlocker	121,603	–	3,214	–	2,500	127,317
C.J. Horner	142,500	–	–	–	–	142,500
L. P. Hudson	81,820	–	4,306	–	–	86,126
M. P. Lee	129,042	–	6,791	–	–	135,833
T.E. Martin	121,603	–	3,214	–	2,500	127,317
J.P. Surma	142,500	17,143	3,214	–	5,000	167,857
R.J. Swift	142,500	12,857	4,286	50,000	7,500	217,143
T.L. White	142,500	20,000	–	–	2,500	165,000

(b) Represents RSUs awarded in 2015 as part of each director's annual retainer. The amounts in this column reflect the aggregate grant date fair value of RSU awards granted for the year under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718 and do not reflect amounts paid to or realized by the directors. For a discussion of the assumptions made in determining the ASC 718 values see Note 12, "Share-Based Compensation," to the Company's consolidated financial statements contained in its 2015 Form 10-K.

(c) In the case of Ms. Berzin, represents a tax equalization payment relating to the retainer earned in the 2013 fiscal year. In the case of Mr. Martin, represents the value of a retirement gift of a Trane air conditioning system.

(d) Mr. Hagenlocker and Mr. Martin retired from the Board on June 4, 2015.

For each non-employee director, the following table reflects at December 31, 2015 (i) unexercised stock options (all of which are vested) and (ii) unvested RSU awards:

Name	Number of Stock Options	Number of Unvested RSUs
A. C. Berzin	–	2,075
J. Bruton	–	2,075
E. L. Chao	–	2,075
J.L. Cohon	10,080	2,075
G.D. Forsee	–	2,075
E.E. Hagenlocker	–	–
C.J. Horner	–	2,075
L. P. Hudson	–	2,075
M. P. Lee	–	2,075
T.E. Martin	–	–
J.P. Surma	–	2,075
R.J. Swift	–	2,075
T.L. White	–	2,075

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Discussion and Analysis ("CD&A") set forth below provides an overview of our executive compensation programs, including the philosophy and objectives of such programs, as well as a discussion of how awards are determined for our Named Executive Officers ("NEOs"). These NEOs include our Chairman and Chief Executive Officer ("CEO"), our Chief Financial Officer ("CFO"), and our five most highly compensated executive officers from the 2015 fiscal year. Two additional executive officers, beyond the customary five, have been included as NEOs based on certain non-recurring compensation events that occurred in 2015. The NEOs are:

NEO	Title
Mr. Michael W. Lamach	Chairman and Chief Executive Officer
Ms. Susan K. Carter,	Senior Vice President and Chief Financial Officer
Mr. Didier P. M. Teirlinck, Ph.D.	Executive Vice President, Climate Segment
Mr. Robert G. Zafari	Executive Vice President, Industrial Segment
Ms. Marcia J. Avedon, Ph.D.	Senior Vice President, Human Resources, Communications and Corporate Affairs
Mr. Gary S. Michel	Senior Vice President, Residential HVAC
Mr. Todd D. Wyman	Senior Vice President, Compression Technologies and Services

This discussion and analysis is divided into the following sections:

I. Executive Summary

II. Compensation Philosophy and Design Principles

III. Factors Considered in the Determination of Target Total Direct Compensation

IV. Role of the Committee, Independent Advisor, and Committee Actions

V. Compensation Program Descriptions and Compensation Decisions

VI. Other Compensation and Tax Matters

I. EXECUTIVE SUMMARY

Ingersoll Rand is a world leader in the creation of comfortable, sustainable and efficient environments. Our people and our family of brands – including Ingersoll-Rand, Trane, Thermo King and Club Car – work together to enhance the quality and comfort of air in homes and buildings, transport and protect food and perishables, and increase industrial productivity and efficiency. We continue to focus on improving the efficiencies and capabilities of the products and services of our businesses. We also continue to focus on operational excellence strategies as a central theme to improving our earnings and cash flow.

In 2015 we:

- Achieved organic revenue growth of 5% when excluding the impacts of currency and acquisitions.
- Achieved 3-year average adjusted EPS growth of 13%, which approximates the 75th percentile of companies in the S&P 500 Industrials Index.
- Acquired and successfully integrated the Cameron Centrifugal Compression Division and FRIGOBLOCK, strengthening our ability to better serve our customers and shareholders.
- Continued to make significant strides toward our commitment to cut greenhouse gas emissions and incorporate potential alternatives into our portfolio to help lower the Company's and our customers' impact on global warming. In recognition of our actions we were rated in the top 10 percent of companies on S&P's CDP (Climate Disclosure Project) annual climate change report and selected for the Dow Jones Sustainability World and North America Indices for the fifth consecutive year.
- Continued to improve employee engagement as we sought meaningful ways to improve the working lives of our employees, which translates into improved commitment to the company's core values and ultimately leads to improved performance.
- Increased our dividend by 16 percent in 2015, delivering on our strategy to provide market value to our shareholders. Since 2010, the annual dividend has increased more than 300%.

COMPENSATION DISCUSSION AND ANALYSIS

2015 RESULTS

The following table documents the financial results realized in 2015:

Metric	Performance
Revenue	Adjusted annual Revenue of $13.600 billion, an increase of 5.6% over 2014
Operating Income ("OI")	Adjusted OI of $1.535 billion, an increase of 7.9% over 2014
Operating Income Margin ("OI Margin")	Adjusted OI margin of 11.3%, an increase of 0.2 percentage points over 2014
Cash Flow	Adjusted Cash Flow of $1.021 billion, an increase of 19.7% from 2014
EPS	Adjusted EPS of $3.41, an increase of 3.3% over 2014
3-Year EPS Growth	3-year EPS growth (2013 - 2015) of 12.89%, which ranks at the 76th percentile of the companies in the S&P 500 Industrials Index
3-Year TSR	3-year TSR (2013-2015) of 52.48%, which ranks at the 53rd percentile of the companies in the S&P 500 Industrials Index

- Based on our adjusted 2015 results for Revenue, OI, Cash Flow and OI margin, we achieved an Annual Incentive Matrix ("AIM") financial score of 92.51% of target for the Enterprise. At the Segment level, 2015 AIM financial scores were 128.34% of target for the Climate Segment and 0% of target for the Industrial Segment.

- Based on our achievement of an average EPS growth rate of 12.89% and a total shareholder return ("TSR") of 52.48% during the 2013 to 2015 performance period, PSUs under our Performance Share Program ("PSP") paid out at 157% of target.

The Compensation Committee (the "Committee") has adopted executive compensation programs with a strong link between pay and the achievement of short and long-term Company goals. The primary elements of the executive compensation programs are:

Total Direct Compensation	
Element [1]	**Objective of Element**
Base Salary	Fixed cash compensation.
Annual Incentive (the Annual Incentive Matrix or "AIM")	Variable cash incentive compensation. Any award earned is based on performance against pre-defined annual revenue ("Revenue"), Operating Income ("OI"), cash flow ("Cash Flow") and OI margin percent objectives, as well as individual performance.
Long-Term Incentives ("LTI")	Variable long-term incentive compensation. Performance is aligned with the Company's stock price and is awarded in the form of stock options, restricted stock units ("RSUs") and performance share units ("PSUs"). PSUs are only payable if the Company's earnings per share ("EPS") growth and total shareholder return ("TSR") relative to companies in the S&P 500 Industrials Index exceed threshold performance against pre-defined objectives.

(1) See Section V, "Compensation Program Descriptions and Compensation Decisions", for additional discussion of these elements of compensation.

As illustrated in the charts below, the Committee places significant emphasis on variable compensation (AIM and LTI) so that a substantial percentage of each NEO's target total direct compensation is contingent on the successful achievement of the Company's short-term and long-term performance goals.

**Chairman and CEO
2015 Compensation Mix
(Target Total Direct Compensation)**



Target Long-Term Incentive **73%**

Base Salary **10%**

Pay at Risk **90%**

Target AIM **17%**

**Other NEOs
2015 Compensation Mix
(Target Total Direct Compensation)**



Target Long-Term Incentive **53%**

Base Salary **25%**

Pay at Risk **75%**

Target AIM **22%**

2015 COMMITTEE ACTIONS

The Committee took the following actions in 2015:

- Reviewed proposed Dodd-Frank regulations related to pay versus performance disclosure, claw-back policies, and CEO Pay Ratios to ensure thoughtful and timely compliance when the final regulations are released.
- Approved an amendment to the Key Management Supplemental Pension Program (the "KMP") to require that new participants complete a minimum of five years of service following their date of participation before becoming vested in the KMP benefit.

GOOD GOVERNANCE PRACTICES

In addition to the actions taken in 2015, a number of good governance practices are in place, including:

- We employ diversified metrics for our AIM and Performance Share Program ("PSP") programs to align with business strategies and shareholder interests;
- We tie incentive awards to the achievement of pre-determined and measurable performance objectives;
- We place significant emphasis on variable compensation (AIM and LTI) in designing our compensation mix;
- We maintain a claw-back/recoupment policy and robust stock ownership requirements for our executives;
- We do not provide tax gross-ups for any change-in-control agreement entered into after May of 2009. Only 4 of our 17 officers (less than 25%) have a tax gross-up provision in an agreement entered into with such officer prior to May 2009;
- We use tally sheets to fully understand all elements of current and potential future compensation, which are reviewed by the Committee prior to making compensation decisions for the NEOs;
- We evaluate our peer group regularly and make adjustments when deemed appropriate;
- We prohibit the re-pricing of equity awards;
- We require double-trigger vesting for any cash payments under our change in control agreements; and,
- We conduct regular reviews of our executive compensation design to ensure it addresses business needs, shareholder interests and regulatory requirements.

CONSIDERATION OF 2015 ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Committee regularly reviews the philosophy, objectives and elements of our executive compensation programs in relation to our short and long-term business objectives. In undertaking this review, the Committee considers the views of shareholders as reflected in their annual advisory vote on our executive compensation proposal. Shareholders voted 96.82% in favor of the company's Advisory Approval of the Compensation of Our Named Executive Officers proposal at our 2015 annual general meeting. Based on the Committee's review and the support our executive compensation programs received from shareholders, the Committee determined it would be appropriate to maintain the core elements of our executive compensation programs.

II. COMPENSATION PHILOSOPHY AND DESIGN PRINCIPLES

Our executive compensation programs are designed to enable us to attract, retain and focus the talents and energies of executive officers (including our NEOs) who are capable of meeting the Company's current and future goals, most notably the creation of sustainable shareholder value. As we operate in an ever-changing environment, our Committee makes decisions with consideration of economic, technological, regulatory, investor and competitive factors as well as our executive compensation principles.

The design principles that govern our executive compensation programs are:

Business strategy alignment	Our executive compensation programs provide flexibility to align with changing Company or business unit strategies. In addition, the programs allow for individuals within the Company's businesses to focus on specific financial measures to meet the short and long-term plans of the particular business for which they are accountable. It is not only possible but also desirable for certain leaders to earn substantial awards in years when their business unit outperforms the Company as a whole. Conversely, if a business fails to meet its performance goals, that business' leader may earn a lesser award than his or her peers in that year. To provide a balanced incentive, all executives have a significant portion of their compensation tied to Company performance.
Pay for performance	A strong pay for performance culture is paramount to our Company's success. As a result, each executive's target total direct compensation ("TDC") is tied to performance of the Company, the applicable business, and the individual. Company and business performance is measured against pre-established financial, operational and strategic objectives. Individual performance is measured against pre-established individual goals as well as demonstrated leadership competencies and behaviors consistent with our Company values. In addition, a portion of the long-term incentive is earned based upon earnings and shareholder value performance relative to peer companies.
Mix of short and long-term incentives	A proper mix between short and long-term incentives is important to encourage decision making that mitigates risk and balances the need to meet our Annual Operating Plan ("AOP") objectives while also taking into account the long-term interests of the Company and its shareholders. The mix of pay, including short and long-term incentives, is determined by considering the Company's pay for performance compensation philosophy and strategic objectives in addition to competitive market practice.
Internal parity	Each executive's target TDC opportunity is proportionate with the responsibility, scope and complexity of his or her role within the Company. Thus, similar jobs are assigned similar target compensation opportunities.
Shareholder alignment	Our executive compensation programs align the interests of our executives with those of our shareholders by rewarding the achievement of key financial targets such as revenue growth, EPS, and cash flow, which should correlate with share price appreciation over time. In addition, our long-term incentives are tied to total shareholder returns and increase in value as share price increases. Other program requirements, including share ownership guidelines for executives and vesting schedules on equity awards further align executives' and shareholders' interests.
Market competitiveness	Compensation opportunities must serve to attract and retain high performing executives in a competitive environment for talent. Therefore, TDC levels are set referencing applicable market compensation benchmarks with consideration of retention and recruiting demands in the industries and markets where we compete for business and executive talent. As a result, each executive's target TDC may be above or below the market benchmark reference based on his or her experience, proficiency, performance and potential in performing the duties of his or her position as well as the competitive market for that individual and his or her experience.

III. FACTORS CONSIDERED IN THE DETERMINATION OF TARGET TOTAL DIRECT COMPENSATION

Our Committee reviews and evaluates our executive compensation levels and practices against those companies with which we compete for executive talent. These reviews are conducted throughout the year using a variety of methods such as:

- the direct analysis of the proxy statements of other diversified industrial companies (refer to peer group below),
- a review of compensation survey data of other global, diversified industrial companies of similar size published by independent consulting firms,
- a review of customized compensation survey data provided by independent consulting firms, and
- feedback received from external constituencies.

The Committee does not rely on a single source of information when making executive compensation decisions. Many of the companies included in these compensation surveys are also included in the S&P 500 Industrials Index referred to in our 2015 Form 10-K under the caption "Performance Graph."

The Committee, with the assistance of its independent advisor, develops a peer group that it uses to evaluate executive compensation programs and levels. The 2015 peer group is comprised of seventeen global diversified industrial companies that have comparable revenue, industry and/or business fit.

The peer group is reviewed annually and is updated periodically to ensure that it appropriately reflects the Company's size, businesses and complexity. It was last updated in 2014 and consists of the following companies:

3M	Honeywell International	Pentair
Cummins, Inc.	Illinois Tool Works	SPX Corporation
Danaher Corp	Johnson Controls Inc.	Stanley Black & Decker
Dover	Paccar Inc.	Textron
Eaton plc	Parker Hannifin Corp	Tyco International
Emerson Electric	PPG Industries	

In assessing the relationship of CEO compensation to compensation of other executive officers (including our NEOs), the Committee considers overall organization structure and scope of responsibility and also reviews NEOs' compensation levels relative to one another. This ensures that the target TDC levels are set in consideration of internal equity as well as market references and each executive's experience, proficiency, performance and potential in performing the duties of their role.

IV. ROLE OF THE COMMITTEE, INDEPENDENT ADVISOR AND COMMITTEE ACTIONS

Our Committee, which is composed solely of independent directors, oversees our compensation plans and policies, administers our equity-based programs and reviews and approves all forms of compensation relating to our executive officers, including the NEOs.

The Committee exclusively decides the compensation elements and the amounts to be awarded to our CEO. Our CEO does not make any recommendations regarding his own compensation and is not informed of these awards until the decisions have been finalized. Our CEO makes compensation recommendations related to our other NEOs and executive officers. The Committee considers these recommendations when approving the compensation elements and amounts to be awarded to our other NEOs.

Our Committee is responsible for reviewing and approving amendments to our executive compensation and benefit plans. In addition, our Committee is responsible for reviewing our major broad-based employee benefit plans and making recommendations to our Board of Directors for significant amendments to, or termination of, such plans. The Committee's duties are described in the Committee's Charter, which is available on our website at www.ingersollrand.com.

Our Committee has the authority to retain an independent advisor for the purpose of reviewing and providing guidance related to our executive compensation and benefit programs. The Committee is directly responsible for the compensation and oversight of the independent advisor. For 2015, the Committee continued to engage Hay Group, Inc. ("Hay Group") to serve as its independent compensation advisor. Hay Group also provided the Corporate Governance and Nominating Committee with advice on director compensation matters. The Committee determined that Hay Group is independent and does not have a conflict of interest. In making this determination, the Committee considered the factors adopted by the New York Stock Exchange with respect to independence and conflicts of interest. The Committee also considered that Hay Group was acquired in a transaction that closed on December 1, 2015, and that Hay Group became an indirectly-held, wholly owned subsidiary of Korn/Ferry International ("Korn Ferry") and the services performed from time to time for the Company by Korn Ferry.

V. COMPENSATION PROGRAM DESCRIPTIONS AND COMPENSATION DECISIONS

The following table provides a summary of the elements, objectives, risk mitigation factors and other key features of our TDC program. Each of these elements is described in detail below:

Element	Objective of Element including Risk Mitigation Factors	Key Features Relative to NEOs
Base Salary	To provide a sufficient and stable source of cash compensation. To avoid encouraging excessive risk-taking by ensuring that an appropriate level of cash compensation is not variable.	Adjustments are determined by the Committee based on an evaluation of the NEO's proficiency in fulfilling his or her responsibilities, as well as performance against key objectives and behaviors. Base salary represents only 10% of the CEO's target total direct compensation and only 25%, on average, for the other NEOs.
Annual Incentive Matrix ("AIM") Program	To serve as an annual cash award tied to the achievement of pre-established performance objectives. Structured to take into consideration the unique needs of the various business units. Amount of compensation earned cannot exceed a maximum payout of 200% of individual target levels and is also subject to a claw-back in the event of a financial restatement.	Each NEO has an AIM target expressed as a percentage of base salary. Targets are set based on the compensation levels of similar jobs in comparable companies, as well as on the NEO's experience and proficiency level in performing the duties of the role. Actual AIM payouts are dependent on business and enterprise financial and individual performance. The financial metrics used to determine the awards for 2015 were Revenue, OI, and Cash Flow, modified (up or down) based on OI Margin performance. AIM represents 17% of the CEO's target total direct compensation and 22%, on average, for the other NEOs.
Performance Share Program ("PSP")	To serve as a long-term incentive to outperform, on a relative basis, companies in the S&P 500 Industrials Index. To promote long-term strategic planning and discourage an overemphasis on attaining short-term goals. Amount earned cannot exceed a maximum payout of 200% of individual target levels and is also subject to a claw-back in the event of a financial restatement.	Performance share units ("PSUs") granted under the PSP are earned over a 3-year performance period. The number of PSUs earned is based on relative TSR and relative EPS growth compared to companies within the S&P 500 Industrials Index (with equal weight given to each metric). Actual value of the PSUs earned depends on our share price at the time of payment. PSUs represent 37% of the CEO's target total direct compensation and 27%, on average, for the other NEOs.
Stock Options / Restricted Stock Units ("RSUs")	Aligns the interests of the NEOs and shareholders. Awards provide a balanced approach between risk and retention. Awards are subject to a claw-back in the event of a financial restatement.	Stock options and RSUs are granted annually, with stock options having an exercise price equal to the fair market value of ordinary shares on the date of grant. Both stock options and RSUs typically vest ratably over three years, at a rate of one-third per year. Stock options expire on the day immediately preceding the 10th anniversary of the grant date (unless employment terminates sooner). A balanced mix of stock options and RSUs represent 37% of the CEO's target total direct compensation and 27%, on average, for the other NEOs.

BASE SALARY

The table below reflects the base salary adjustments for the NEOs for the 2015 performance period. When determining base salary adjustments, each NEO is evaluated based on their position to the market for their job and on the results achieved and the behaviors demonstrated.

(dollar amounts annualized)	2014 ($)	2015 ($)	Percentage Change (%)
M. W. Lamach	1,250,000	1,300,000	4.0%
S. K. Carter	654,000	675,000	3.2%
D. P. M. Teirlinck	655,000	685,000	4.6%
R. G. Zafari	550,000	570,000	3.6%
M. J. Avedon	555,000	575,000	3.6%
G. S. Michel	475,000	490,000	3.2%
T. D. Wyman	475,000	500,000	5.3%

ANNUAL INCENTIVES (ANNUAL INCENTIVE MATRIX OR "AIM")

The AIM program is an annual cash incentive program designed to reward NEOs for Revenue growth, increases in OI, the delivery of strong Cash Flow and individual contributions to the Company. We believe that our AIM design provides participants with clarity as to how they can earn a cash incentive based on strong performance relative to each metric. The Committee establishes a target award for each NEO that is expressed as a percentage of base salary. Individual AIM payouts are calculated as the product of a financial performance score and an individual performance score, both of which are based on achievement relative to pre-established performance objectives adopted by the Committee. Individual AIM awards are calculated by multiplying individual AIM targets by an AIM Payout Percentage calculated as illustrated below:

Financial Score: Core Financial Metrics	x	Multiplier	=	Adjusted Financial Score (0% to 200%)	x	Individual Performance Score (0% to 150%)	=	AIM Payout Percentage (0% to 200%)
1/3 Revenue 1/3 Operating Income 1/3 Cash Flow		Operating Margin Percent		Financial Score x Multiplier		Performance against Individual Objectives		Adjusted Financial Score x Individual Performance Score

Financial Performance

AIM incentive opportunity is tied to pre-established goals for three equally-weighted performance metrics ("Core Financial Metrics"): Revenue, OI, and Cash Flow. Threshold performance for each metric must be achieved in order for any incentive to be payable for that metric. The financial AIM payout is the sum of the calculated payout percentage for each metric, adjusted by an OI margin percentage multiplier ("Multiplier"), which can range from 85% to 115%.

The Committee retains the authority to adjust the Company's reported financial results for the impact of changes in accounting principles, extraordinary items and unusual or non-recurring gains or losses, including significant differences from the assumptions contained in the financial plan upon which the incentive targets were established. Adjustments to reported financial results are intended to better reflect an executive's line of sight and ability to affect performance results, align award payments with decisions which support the AOP, avoid artificial inflation or deflation of awards due to unusual or non-recurring items in the applicable period and emphasize the Company's preference for long-term and sustainable growth.

2015 AIM financial performance goals for the NEOs are summarized in the following table:

	Pre-Established Financial Targets ($ million) *			Payout as % of Target **	OI Margin	OI Margin Multiplier **
	Revenue	OI	Cash Flow			
Enterprise						
Threshold	$12,929.0	$1,423.7	$780.0	30%	11.01%	85%
Target	$13,609.5	$1,581.9	$975.0	100%	11.62%	100%
Maximum	$14,290.0	$1,740.1	$1,170.0	200%	12.18%	115%
Climate Segment						
Threshold	$9,727.1	$1,181.0	$1,147.0	30%	12.14%	85%
Target	$10,239.1	$1,312.2	$1,433.8	100%	12.82%	100%
Maximum	$10,751.1	$1,443.4	$1,720.6	200%	13.43%	115%
Industrial Segment						
Threshold	$3,287.4	$442.7	$394.9	30%	13.47%	85%
Target	$3,460.4	$491.9	$493.5	100%	14.22%	100%
Maximum	$3,633.4	$541.1	$592.3	200%	14.89%	115%

* Reflects the financial goals for the Enterprise and segments to which incentive opportunity for our 2015 NEOs was tied.

** Results are interpolated between performance levels.

For 2015 AIM purposes, Mr. Lamach, Ms. Carter, and Ms. Avedon were measured on the basis of the Enterprise financial metrics. Messrs. Teirlinck and Zafari were measured based on a combination of Enterprise financial objectives (50% weighting) and their respective 2015 Segment financial objectives (50% weighting). We believe this weighting appropriately focuses segment leaders on achieving the pre-established objectives for their business as well as aligning their interests with Enterprise goals to help deliver sustainable shareholder value. Mr. Michel was measured on a combination of Enterprise, Segment and Residential HVAC business unit objectives. Mr. Wyman was measured on the basis of the Enterprise financial metrics for the full year as he did not transition to the Compression Technologies and Services business until the fourth quarter.

The table below summarizes 2015 performance relative to performance targets and corresponding 2015 AIM payout levels.

(in millions)	Financial Targets	Adjusted Financial Performance	Payout as a % of Target	Aggregate Payout as % of Target	OI Margin Multiplier	AIM Financial Score for 2015
Enterprise						
Revenue	$13,609.5	$13,600.4	99%			
OI	$1,581.9	$1,534.9	79%	100.67%	91.89%	92.51%
Cash Flow	$975.0	$1,021.3	124%			
OI Margin	11.62%	11.29%	N/A			
Climate Segment						
Revenue	$10,239.1	$10,429.3	137%			
OI	$1,312.2	$1,348.5	128%	124.97%	102.70%	128.34%
Cash Flow	$1,433.8	$1,462.7	110%			
OI Margin	12.82%	12.93%	N/A			
Industrial Segment						
Revenue	$3,460.4	$3,076.4	0%			
OI	$491.9	$388.5	0%	0%	85.00%	0.00%
Cash Flow	$493.5	$372.7	0%			
OI Margin	14.22%	12.63%	N/A			

Individual Performance

Individual objectives are established annually and include strategic initiatives as well as financial and non-financial metrics. Each NEO is evaluated based upon actual results against established measures and our core competencies. At the end of the fiscal year the CEO evaluates each NEO's overall performance against individual objectives and submits a recommendation to the Committee. The Committee evaluates the CEO's performance against individual objectives. Based on its evaluation of the CEO and the CEO's recommendation for other NEOs, the Committee determines the individual performance score for each NEO, which can range from 0% to 150%.

In determining the individual factor for each NEO's AIM award, the Committee considered pre-established individual performance objectives, including the following:

- Successful achievement of milestones to further implement operational excellence, the business operating system and sustainability initiatives.
- Execution of key growth initiatives including product growth team initiatives, enterprise sales excellence initiatives and innovation programs.
- Successful integration of strategic acquisitions.
- Accomplishments to further implement the information technology strategy and system launches.
- Improvements in employee engagement, talent development and retention.

Determination of Payout

The actual AIM payout is determined by multiplying the NEO's target award by the financial performance score and multiplying that result by the individual performance score. AIM payouts cannot exceed 200% of the target award. If the overall AIM payout score is less than 30%, no award is payable. In that event, the CEO and the Committee may establish a discretionary pool (equal to 30% of the target payout levels) for top performers and/or other deserving employees in an amount determined to be appropriate based on their performance against objectives.

2015 AIM Revenue, Operating Income and Cash Flow performance goals were set based on 2015 financial plans using foreign currency exchange rates in effect at the time that the plans were established. There was significant strengthening of the U.S dollar in 2015 to a degree meaningfully outside of historical norms. To offset the impact of this unforeseen foreign currency exchange rate movement during the year, the Committee adjusted 2015 performance results to reflect exchange rates used in setting 2015 performance goals. This resulted in increased Revenue, Operating Income and Cash Flow for purposes of determining AIM payout levels.

In addition, the Committee approved adjustments to 2015 performance results for AIM purposes at the enterprise and segment levels to (a) offset the impact of the terms of a settlement agreement with the U.S. Internal Revenue Service to resolve all disputes related to certain intercompany debt positions in place during the tax years 2002 to 2011, (b) exclude the performance contributions from FRIGOBLOCK, and (c) offset the impact of government restrictions limiting business opportunity in Venezuela. These events had not been contemplated when the 2015 performance goals were determined. All of the above adjustments were also reviewed with the Audit Committee prior to approval by the Compensation Committee.

The Committee approved the following AIM awards for NEOs based on achieving both the 2015 financial and individual objectives:

Name	AIM Target	AIM Financial Score for 2015	Individual Performance Score	AIM Award for 2015
M. W. Lamach	160% of $1,300,000	92.51%	105%	$2,020,000
S. K. Carter	100% of $675,000	92.51%	110%	$686,887
D. P. M. Teirlinck	90% of $685,000	110.43%	100%	$680,801
R. G. Zafari	85% of $570,000	46.26%	95%	$212,923
M. J. Avedon	85% of $575,000	92.51%	110%	$497,357
G. S. Michel	80% of $490,000	108.84%	105%	$447,985
T. D. Wyman	75% of $500,000	92.51%	100%	$346,913

LONG-TERM INCENTIVE PROGRAM ("LTI")

Our long-term incentive program is comprised of PSUs, stock options and RSUs. It is designed to further align the executives' interests with the interests of our shareholders. This approach enables us to develop and implement long-term strategies that we believe are in the best interest of shareholders.

Performance Share Program ("PSP")

Our PSP is an equity-based incentive compensation program that provides our NEOs and other key executives with an opportunity to earn PSUs based on the Company's performance relative to other companies in the S&P 500 Industrials Index. PSUs are earned over a 3-year performance period based equally on our relative EPS growth (from continuing operations) and TSR as compared to the companies within the S&P 500 Industrials Index. The actual number of PSUs earned for grants made in 2015 (which can range from 0% to 200% of target) is based on the following thresholds:

Ingersoll Rand's Performance Relative to the Companies within the S&P 500 Industrials Index	2015 – 2017 Measurement Period % of Target PSUs Earned *
< 25th Percentile	0%
25th Percentile	25%
50th Percentile	100%
≥ 75th Percentile	200%

* Results are interpolated between percentiles achieved.

The NEOs' PSP target awards, expressed as a dollar amount, are set by assessing competitive market values for executives in our peer group with similar roles and responsibilities. The dollar target is converted to share equivalent PSUs based on the fair market value of the Company's shares on the date that the award is granted. Our Committee retains the authority and discretion to make downward adjustments to the calculated PSP award payouts or not to grant any award payout regardless of actual performance. EPS is calculated in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP"), subject to adjustments for unusual or infrequent items; the impact of any change in accounting principles; goodwill and other intangible asset impairments; and gains or charges associated with discontinued operations or with obtaining or losing control of a business. As a result, expense for outstanding PSP awards is recorded using fixed accounting.

- EPS growth is measured as the average of the annual EPS growth in each of the three years of the performance cycle.
- TSR is measured as the total stock price appreciation and dividends earned during the three years of the performance cycle. To account for stock price volatility, a 30-day average stock price at the beginning and ending periods is used.

Dividend equivalents are accrued on outstanding PSU awards at the same time and at the same rate as dividends paid to shareholders. Dividend equivalents are only paid upon vesting on the number of PSUs actually earned and vested. Dividend equivalents are payable in cash at the time the associated PSUs are distributed unless the NEO elected to defer the PSUs into our executive deferred compensation plan, in which case the dividends are also deferred.

Stock Options/Restricted Stock Units

We grant our NEOs an equal mix of stock options and RSUs. Our Committee believes that this mix provides an effective balance between risk and retention for our NEOs and conserves share usage under our incentive stock plan. Stock options are considered "at risk" since there is no value unless the stock price appreciates during the term of the option period. RSUs, on the other hand, provide strong retentive value because they have value even if our stock price does not grow during the restricted period. Our Committee annually reviews our equity mix and grant policies to ensure they are aligned with our pay for performance philosophy, our executive compensation objectives and the interests of our shareholders.

Stock option and RSU targets are expressed in dollars. The dollar target is converted to a number of shares based on the fair market value of the Company's shares on the date that the award is granted.

Both stock options and RSUs generally vest ratably, one third per year, over a three year period following the grant. Dividend equivalents are accrued on outstanding RSU awards at the same time and at the same rate as dividends are paid to shareholders. Dividend equivalents on RSUs are only payable if the underlying RSU award vests. At the time of vesting, one ordinary share is issued for each RSU and any accrued dividend equivalents are paid in cash.

2015 EQUITY AWARDS

In 2015, the Committee approved the PSU, stock option and RSU awards based on its evaluation of market competitiveness and each NEO's demonstrated potential to drive future business results and sustained individual performance. The values in the table below reflect equity-based awards approved by the Committee. These values differ from the corresponding values reported in the Summary Compensation Table and the Grants of Plan-Based Awards Table due to different methodologies used in assigning the economic value of equity-based awards required for accounting and proxy statement reporting purposes. The Committee makes its determination based on expected grant date value while the accounting and proxy statement values are determined as of the grant date in accordance with U. S. GAAP requirements. The difference is most significant for the PSU awards which are earned, in part, based on TSR relative to the S&P 500 Industrials Index over a three-year performance period. The accounting and proxy report values are greater because they take into account the expected payout distribution from 0-200% of target.

Name	Target Value 2015-17 PSU Award ($)	Stock Option Award ($)	RSU Award ($)
M. W. Lamach	4,625,000	2,312,500	2,312,500
S. K. Carter	975,000	487,500	487,500
D. P. M. Teirlinck	875,000	437,500	437,500
R. G. Zafari	625,000	312,500	312,500
M. J. Avedon	600,000	300,000	300,000
G. S. Michel	400,000	200,000	200,000
T. D. Wyman	400,000	220,000	220,000

Mr. Wyman became the Senior Vice President of Compression Technologies and Services business in October 2015. In conjunction with this change, Mr. Wyman was granted a special performance-based stock option award as an incentive to drive profitability improvements in the Compression Technologies and Services business. This one-time award is described in more detail in the *Grants of Plan-based Awards* table. Unless the performance criteria associated with this award are met within the performance period, the award will not vest.

2013 – 2015 PERFORMANCE SHARE UNITS PAYOUT

As discussed above, PSUs for the three-year 2013 - 2015 performance period were earned based on the Company's EPS growth (from continuing operations) and TSR performance relative to all of the companies in the S&P 500 Industrials Index.

- EPS growth is measured as the average of the annual EPS growth in each of the three years of the performance cycle. The rate of EPS growth was 12.89% for the 2013 to 2015 period, which ranked at the 76th percentile of the companies in the S&P 500 Industrials Index. 2013 EPS growth was calculated including earnings from the residential and commercial security business spun-off to form Allegion. 2014 EPS growth was calculated based on 2013 EPS excluding the residential and commercial security business spun-off to form Allegion.

- TSR is measured as the total stock price appreciation and dividends earned during the three years of the performance cycle. To account for stock price volatility, a 30-day average stock price at the beginning and ending periods is used. TSR was 52.48% for the 2013 to 2015 period, which ranked at the 53rd percentile of the companies in the S&P 500 Industrials Index. The TSR calculation includes $14.63 for the 2013 Allegion share dividend associated with the spin-off of the residential and commercial security business.

PSUs for the 2013 to 2015 performance cycle paid out at 157% of target levels as summarized in the table below.

Performance Metric	Ingersoll Rand Performance	Percentile Rank	Metric Payout	Weighting	Payout Level
Relative EPS Growth	12.89%	76th	200%	50%	100%
Relative TSR	52.48%	53rd	114%	50%	57%
				Total Award Payout Percentage:	157%

2016 COMPENSATION DECISIONS

The Committee annually reviews the total direct compensation for each NEO and, using its discretion based on its compensation philosophy and design principles, may revise such compensation. For 2016, the Committee has set the base salary and target AIM award for each NEO as follows:

Name	Base Salary ($)	Change From 2015	Target AIM Award
M. W. Lamach	1,300,000	0.0%	160%
S. K. Carter	695,000	3.0%	100%
D. P. M. Teirlinck	700,000	2.2%	95%
R. G. Zafari	570,000	0.0%	85%
M. J. Avedon	600,000	4.3%	85%
G. S. Michel	505,000	3.1%	80%
T. D. Wyman	500,000	0.0%	75%

The Committee established the following target long-term incentives including PSU awards for the 2016 - 2018 performance period and granted the following stock option and RSU awards for each NEO in 2016:

Name	Target 2016 Long-Term Incentive Value ($) [1]	Shares Underlying Stock Option Awards (#) [2]	RSU Shares (#) [3]	Target 2016-18 PSU Shares (#) [3]
M. W. Lamach	9,500,000	242,347	47,498	94,996
S. K. Carter	2,000,000	51,021	10,000	20,000
D. P. M. Teirlinck	1,850,000	47,194	9,250	18,500
R. G. Zafari	1,300,000	33,164	6,500	13,000
M. J. Avedon	1,200,000	30,613	6,000	12,000
G. S. Michel	800,000	20,409	4,000	8,000
T. D. Wyman	800,000	20,409	4,000	8,000

(1) The target long-term incentive value is delivered 25% in stock options, 25% in RSUs and 50% in PSUs.

(2) The number of stock options was determined based on the Black-Scholes ratio on December 31, 2015 and the fair market value of our ordinary shares on the date of grant.

(3) The number of RSUs and target PSUs were determined using the fair market value of our ordinary shares on the date of grant.

VI. OTHER COMPENSATION AND TAX MATTERS

RETIREMENT PROGRAMS AND OTHER BENEFITS

We maintain qualified and nonqualified defined benefit pension plans for our employees, including the NEOs, to provide for fixed benefits upon retirement based on the individual's age and number of years of service. These plans include the Pension Plan, the Supplemental Pension Plans and our supplemental executive retirement plans (the Executive Officer Supplemental Pension ("EOSP") or the KMP). Refer to the Pension Benefits table and accompanying narrative for additional details on these programs.

We offer a qualified defined contribution (401(k)) plan called the Ingersoll-Rand Company Employee Savings Plan (the "ESP") to our salaried non-union and hourly U.S. workforce, including the NEOs. The ESP is a plan that provides a dollar-for-dollar Company match on the first six percent of the employee's eligible compensation that the employee contributes to the ESP. The ESP has a number of investment options and is an important component of our retirement program.

We also have a nonqualified defined contribution plan. The Ingersoll-Rand Company Supplemental Employee Savings Plan (the "Supplemental ESP") is an unfunded plan that makes up matching contributions that cannot be made to the ESP due to Internal Revenue Code limitations. The Supplemental ESP is deemed to be invested in the funds selected by the NEOs, which are the same funds available in the ESP except for a self-directed brokerage account, which is not available in the Supplemental ESP.

In June 2012, our Board of Directors approved significant changes to our broad-based, qualified retirement programs with the intent to move employees from a combined defined benefit/defined contribution approach to a fully defined contribution plan approach over time. Employees active prior to July 1, 2012 were given a choice between continuing to participate in the defined benefit plan until December 31, 2022, or moving to an enhanced version of the ESP effective January 1, 2013. Employees hired or rehired on or after July 1, 2012 were automatically covered under the enhanced version of the ESP. Under the enhanced version of the ESP, employees will receive a basic employer contribution equal to two percent of eligible compensation in addition to the Company's matching contribution while ceasing to accrue benefits under the defined benefit plan (employees of our Club Car business are generally not eligible for the basic employer contribution). Effective as of December 31, 2022, accruals in the defined benefit plan will cease for all employees. The Committee approved corresponding changes to the applicable nonqualified defined benefit and contribution pension plans. Additional details on the changes can be found in the narrative accompanying the Pension Benefits table.

Our Ingersoll Rand Executive Deferred Compensation Plan (the "EDCP Plan I") and the Ingersoll Rand Executive Deferred Compensation Plan II (the "EDCP Plan II" and, together with the EDCP Plan I, the "EDCP Plans") allow eligible employees to defer receipt of a part of their annual salary, AIM award and/or PSP award in exchange for investments in ordinary shares or mutual fund investment equivalents. Refer to the Nonqualified Deferred Compensation table for additional details on the EDCP Plans.

We provide an enhanced, long-term disability plan to certain executives. The plan provides for a higher monthly maximum benefit than provided under the standard group plan and a more favorable definition of disability. It has an underlying individual policy that is portable when the executive terminates.

In light of the American Jobs Creation Act of 2004 governing Section 409A of the Code, "mirror plans" for several of our nonqualified plans, including the Ingersoll-Rand Company Supplemental Pension Plan ("Supplemental Pension Plan I") and the EDCP I, were created. The mirror plans are the Ingersoll-Rand Company Supplemental Pension Plan II ("Supplemental Pension Plan II" and, together with the Supplemental Pension Plan I, the "Supplemental Pension Plans") and the EDCP II. The purpose of these mirror plans is not to provide additional benefits to participants, but merely to preserve the tax treatment of the plans that were in place prior to December 31, 2004. In the case of the Supplemental Plans, the mirror plan benefits are calculated by subtracting the original benefit value to avoid duplication of the benefit. For the EDCP Plans, balances accrued through December 31, 2004 are maintained separately from balances accrued after that date.

We provide our NEOs with other benefits that we believe are consistent with prevailing market practice and those of our peer companies. These other benefits and their incremental cost to the Company are reported in "All Other Compensation" shown in the Summary Compensation Table.

SEVERANCE ARRANGEMENTS

In connection with external recruiting of certain officers, we generally enter into employment arrangements that provide for severance payments upon certain termination events, other than in the event of a change in control (which is covered by separate agreements with the officers). Mr. Lamach, Ms. Carter, Ms. Avedon and Mr. Wyman have such arrangements. In 2012, we adopted a Severance Plan, amended outstanding award agreements and adopted new equity award agreements to provide certain employees, including our NEOs, with certain benefits in the event of a termination of employment without cause or for good reason under a Major Restructuring (as defined in the Post-Employment Section below). In addition, although we do not have a formal severance policy for our executives (other than in the event of a Major Restructuring), we do have guidelines that in most cases would provide for severance in the event of termination without cause. The severance payable under employment agreements for Mr. Lamach, Ms. Carter and Ms. Avedon and the benefits available in connection with a Major Restructuring and under the severance guidelines are further described in the Post-Employment Benefits section of the proxy statement.

CHANGE-IN-CONTROL PROVISIONS

We have entered into change-in-control agreements with our NEOs. Payments are subject to a double trigger, meaning that payments would be received only if an officer is terminated without cause or resigns for "good reason" within two years following a change in control. We provide change-in-control agreements to our NEOs to focus them on the best interests of shareholders and assure continuity of management in circumstances that reduce or eliminate job security and might otherwise lead to accelerated departures. Our incentive stock plans provide for the accelerated vesting of outstanding stock awards in the event of a change in control of the Company. Refer to the Post-Employment Benefits section of this proxy statement for a more detailed description of the change-in-control provisions.

COMPENSATION DISCUSSION AND ANALYSIS

TAX AND ACCOUNTING CONSIDERATIONS

Section 162(m) of the Code imposes a limit of $1,000,000 on the amount that we may deduct for federal income tax purposes in any one year for compensation paid to our CEO and any of our three other highest-paid NEOs, other than our CFO, who are employed as of the end of the year. However, to the extent compensation is "performance-based" within the meaning of Section 162(m), the Section's limitations will not apply. We intend most of the variable compensation (*i.e.*, AIM, PSP and stock options) paid to NEOs to qualify as performance-based within the meaning of Section 162(m) so as to be tax deductible by us, which benefits our shareholders. In order to qualify as performance based, the compensation must, among other things, be paid pursuant to a shareholder approved plan upon the attainment of objective performance criteria. Our Committee believes that tax deductibility of compensation is an important factor, but not the sole factor, in setting executive compensation policies and in rewarding superior executive performance. Accordingly, although our Committee generally intends to avoid the loss of a tax deduction due to Section 162(m), it reserves the right, in appropriate circumstances, to pay amounts that are not deductible. In determining variable compensation programs, we consider other tax and accounting implications of particular forms of compensation, such as the implications of Section 409A of the Code governing deferred compensation arrangements and favorable accounting treatment afforded certain equity based plans that are settled in shares. However, the forms of variable compensation we utilize are determined primarily by their effectiveness in creating maximum alignment with our key strategic objectives and the interests of our shareholders.

SENIOR EXECUTIVE PERFORMANCE PLAN ("SEPP")

The SEPP is a shareholder approved plan that funds the annual cash incentive awards that may be granted to each of the NEOs. Under the SEPP, the maximum amount of cash incentive that can be paid to the CEO is 0.6% of Consolidated OI from Continuing Operations (as defined in the SEPP) and the maximum amount of cash incentive that can be paid to any other covered executive is 0.3% of Consolidated OI from Continuing Operations. Our Committee generally exercises its discretion to pay less than the maximum amount to the NEOs, after considering the factors described in the AIM Program.

TIMING OF AWARDS

The Committee generally grants our regular annual equity awards after the annual earnings release. The grant date is never selected or changed to increase the value of equity awards for executives.

CLAW-BACK /RECOUPMENT POLICY

To further align the interests of our employees and our shareholders, we have a claw-back /recoupment policy to ensure that any fraud or intentional misconduct leading to a restatement of our financial statements would be properly addressed. The policy provides that if it is found that an employee committed fraud or engaged in intentional misconduct that resulted, directly or indirectly, in a need to restate our financial statements, then our Committee has the discretion to direct the Company to recover all or a portion of any cash or equity incentive compensation paid or value realized, and/or to cancel any stock-based awards or AIM award granted to an employee on or after the effective date of the policy. Our Committee may also request that the Company seek to recover any gains realized on or after the effective date of the policy for equity or cash awards made prior to that date (including AIM, stock options, PSUs and RSUs). Application of the claw-back /recoupment policy is subject to a determination by our Committee that: (i) the cash incentive or equity compensation to be recouped was calculated on, or its realized value affected by, the financial results that were subsequently restated; (ii) the cash incentive or equity award would have been less valuable than what was actually awarded or paid based on the application of the correct financial results; and (iii) the employee to whom the policy applied engaged in fraud or intentional misconduct. This policy will be revised if required under the Dodd-Frank Act once the regulations implementing the claw-back policy requirements of that law have been issued.

SHARE-OWNERSHIP GUIDELINES

We impose share ownership requirements on each of our officers. These share ownership requirements are designed to emphasize share ownership by our officers and to further align their interests with our shareholders. Each officer must achieve and maintain ownership of ordinary shares or ordinary share equivalents at or above a prescribed level. The requirements are as follows:

Position	Number of Active Participants as of the Record Date	Individual Ownership Requirement (Shares and Equivalents)
Chief Executive Officer	1	150,000
Executive Vice Presidents	2	75,000
Senior Vice Presidents	6	40,000
Corporate Vice Presidents	8	15,000

This equates to ownership of approximately xx times base salary for the CEO and the Executive Vice Presidents and in excess of [ ] times base salary for the Senior Vice Presidents.

Our share-ownership program requires the accumulation of ordinary shares (or ordinary share equivalents) over a five-year period following the date the person becomes subject to share-ownership requirements at the rate of 20% of the required level each year. Executives who are promoted, and who have their ownership requirement increased, have three years to achieve the new level from the date of promotion. However, given the significant increase in the ownership requirement for an individual who is promoted to CEO, that individual has five years from the date of the promotion to achieve the new level. Ownership credit is given for actual ordinary shares owned, deferred compensation that is invested in ordinary shares within our EDCP Plans, ordinary share equivalents accumulated in our qualified and nonqualified employee savings plans as well as unvested RSUs. Stock options, SARs and unvested PSUs do not count toward meeting the share-ownership target. If executives fall behind their scheduled accumulation level during their applicable accumulation period, or if they fail to maintain their required level of ownership after their applicable accumulation period, their right to exercise stock options will be limited to "buy and hold" transactions and any shares received upon the vesting of RSU and PSU awards must be held until the required ownership level is achieved. As of the Record Date, all of our executives subject to the share-ownership guidelines were in compliance with these requirements.

COMPENSATION COMMITTEE REPORT

We have reviewed and discussed with management the Compensation Discussion and Analysis contained in this Proxy Statement. Based on our review and discussion, we recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement as well as the Company's Annual Report on Form 10-K for the year ended December 31, 2015.

COMPENSATION COMMITTEE

Tony L. White (Chair)

John Bruton

Elaine L. Chao

Jared L. Cohon

Gary D. Forsee

Constance J. Horner

SUMMARY OF REALIZED COMPENSATION

The table below is a summary of the compensation actually realized by our CEO for 2015, 2014 and 2013. This information is intended as a supplement to and not as a substitute for the information shown on the Summary Compensation Table. The information required to be shown on the Summary Compensation Table includes elements of compensation that may or may not actually be realized by the NEOs at a future date. We believe this table enhances our shareholders' understanding of our CEO's compensation.

Year	Salary ($)	Performance-based Cash Compensation ($) [1]	Equity Compensation ($) [2]	Other Compensation ($) [3]	Total Realized Compensation ($)
2015	$1,287,500	$2,048,200	$23,865,069	$377,312	$27,578,081
2014	$1,250,000	$2,650,000	$15,106,336	$394,328	$19,400,664
2013	$1,237,500	$1,821,270	$19,720,521	$319,785	$23,099,076

(1) Represents the AIM award paid in the applicable year and earned in the immediately previous year.

(2) Represents amount realized upon the exercise of stock options and the vesting of RSUs and PSUs, before payment of applicable withholding taxes and brokerage commissions, and includes the value of dividend equivalents paid on such awards. For 2015, this includes the following amounts from stock options exercised, RSUs vesting and PSUs earned:

	Value Realized	Total Shareholder Return ("TSR") Over the Period Outstanding *
Stock Options Exercised:		
June 6, 2008 Grant	$2,835,840	TSR for 2008 - 2015 was 71%
February 16, 2010 Grant	$1,889,750	TSR for 2010 - 2015 was 111%
Total:	$4,725,590	
Restricted Stock Unit Vesting:		
February 24, 2012 Grant	$1,268,100	TSR for 2012 - 2015 was 143%
February 22, 2013 Grant	$1,188,507	TSR for 2013 - 2015 was 52%
February 25, 2014 Grant	$878,564	TSR for 2014 - 2015 was -7%
Total:	$3,335,170	
Performance Stock Units Earned:		
2012-2014 Performance Period	$15,238,181	TSR for 2012 - 2014 was 173%

* TSR calculated using closing stock price at the beginning and end of each period.

(3) Represents the amounts imputed as income under applicable IRS rules and regulations.

EXECUTIVE COMPENSATION

The following table provides summary information concerning compensation paid by the Company or accrued on behalf of our NEOs for services rendered during the years ended December 31, 2015, 2014 and 2013.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($) [a]	Bonus ($) [b]	Stock Awards ($) [c]	Option Awards ($) [d]	Non-Equity Incentive Plan Compensation ($) [e]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) [f]	All Other Compensation ($) [g]	Total ($)
M. W. Lamach Chairman and Chief Executive Officer	2015	1,287,500	–	7,860,622	2,241,176	2,020,000	3,390,703	481,598	17,281,599
	2014	1,250,000	–	7,493,591	2,096,815	2,048,200	6,026,605	502,295	19,417,506
	2013	1,237,500	250,000	7,176,489	2,265,976	2,650,000	917,847	490,026	14,987,838
S. K. Carter Senior Vice President and Chief Financial Officer	2015	669,750	–	1,657,199	472,474	686,887	270,747	143,413	3,900,470
	2014	649,250	–	1,539,248	430,701	669,761	168,481	139,335	3,596,776
	2013	163,790	960,000	2,302,436	65,408	218,050	29,347	364,657	4,103,688
D. P. M. Teirlinck Executive Vice President, Climate Segment	2015	677,500	–	1,487,163	424,016	680,801	1,132,731	135,778	4,537,989
	2014	655,000	–	1,336,792	374,026	787,041	1,159,571	150,536	4,462,966
	2013	604,167	–	1,939,504	362,505	855,547	356,770	186,124	4,304,617
R. G. Zafari Executive Vice President, Industrial Segment	2015	565,000	–	1,062,301	302,865	212,923	609,249	95,904	2,848,242
	2014	550,000	–	972,208	272,024	384,005	815,343	94,916	3,088,496
	2013	492,250	–	1,652,530	284,102	397,354	392,678	88,626	3,307,540
M. J. Avedon Senior Vice President, Human Resources, Communications and Corporate Affairs	2015	570,000	–	1,019,759	290,761	497,357	633,107	100,193	3,111,177
	2014	548,250	–	891,174	249,361	483,119	985,227	114,066	3,271,197
	2013	523,500	100,000	902,256	275,006	615,125	46,862	87,814	2,550,563
G. S. Michel SVP, HVAC Residential	2015	486,250	–	679,915	193,845	447,985	409,619	790,928	3,008,542
	2014	470,375	–	648,201	181,354	465,832	1,636,472	363,267	3,765,501
	2013	453,125	–	1,656,333	204,868	592,720	94,442	76,132	3,077,620
T. D. Wyman SVP, Compression Technology and Services	2015	493,750	–	699,898	1,182,119	346,913	355,028	82,053	3,159,761

(a) Pursuant to the EDCP Plans, a portion of a participant's annual salary may be deferred into a number of investment options. In 2015, there were no salary deferrals by any NEO into the EDCP Plans.

(b) The amounts in this column for 2013 reflect completion recognition bonuses that were awarded in December 2013 to certain individuals, including Mr. Lamach and Ms. Avedon, whose contributions were critical to the successful completion of the spin-off of the Company's commercial and residential securities business. Ms. Carter, as part of her employment offer, received a cash payment of $960,000 in 2013 in consideration of the bonus and performance share plan payments forfeited at her prior employer. In the event Ms. Carter had voluntarily left the company within two years of her hire date, she would have had to repay this amount to the Company.

(c) The amounts in this column reflect the aggregate grant date fair value of PSU awards and any RSU awards granted for the year under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718 and do not reflect amounts paid to or realized by the NEOs. For a discussion of the assumptions made in determining the ASC 718 values see Note 12, "Share-Based Compensation," to the Company's consolidated financial statements contained in its 2015 Form 10-K. The ASC grant date fair value of the PSU award is spread over the number of months of service required for the grant to become non-forfeitable, disregarding any adjustments for potential forfeitures. In determining the aggregate grant date fair value of the PSU awards, the awards are valued assuming target level performance achievement. If the maximum level performance achievement is assumed, the aggregate grant date fair value of the PSU awards would be as follows:

Name	Maximum Grant Date Value of 2015-17 PSU Awards ($)
M. W. Lamach	11,096,192
S. K. Carter	2,339,283
D. P. M. Teirlinck	2,099,258
R. G. Zafari	1,499,516
M. J. Avedon	1,439,510
G. S. Michel	959,780
T. D. Wyman	959,780

Amounts in 2013 for Messrs. Teirlinck and Zafari include $814,968 from special RSU awards granted to them on December 6, 2013 in connection with the reorganization of the company and their respective promotions.

(d) The amounts in this column reflect the aggregate grant date fair value of stock option grants for financial reporting purposes for the year under ASC 718 and do not reflect amounts paid to or realized by the NEOs. For a discussion of the assumptions made in determining the ASC 718 values see Note 12, "Share-Based Compensation," to the Company's consolidated financial statements contained in its 2015 Form 10-K. Please see "2015 Grants of Plan-Based Awards" and "Outstanding Equity Awards at December 31, 2015" for additional detail.

(e) This column reflects the amounts earned as annual awards under the AIM program. Unless deferred into the EDCP Plans, AIM program payments are made in cash. In 2015, Mr. Zafari was the only NEO who elected to defer a percentage (15%) of his AIM award into the EDCP Plans.Amounts shown in this column are not reduced to reflect deferrals of AIM awards into the EDCP Plans. Ms. Carter's 2013 AIM award was prorated to reflect her September 27, 2013 employment date.

(f) Amounts reported in this column reflect the aggregate increase in the actuarial present value of the benefits under the qualified Ingersoll Rand Pension Plan Number One (the "Pension Plan"), Supplemental Pension Plans, Ingersoll-Rand Company Key Management Supplemental Program (the "KMP") and EOSP, as applicable. The change in pension benefits value is attributable to the additional year of service and age, the annual AIM award and any annual salary increase. Amounts are higher for those NEOs who are older and closer to retirement than for those who are younger and further from retirement since the period over which the benefit is discounted to determine its present value for an older NEO is shorter and the impact of discounting is therefore reduced.

Other external factors, outside the influence of the plan design, also impact the values shown in this column. For all the NEOs, the amounts in this column for 2014 and 2015 were impacted by decreasing interest rates (rates for ten-year Constant Maturities for US Treasury Securities), which cause the value of the lump sum distributions under the EOSP and the KMP to increase and in 2013 by increasing interest rates which cause the value of the lump sum distributions under the EOSP and the KMP to decrease. The 2014 change in value attributable to the change in interest rates is as follows for each of the NEOs: Lamach ($1,887,297), Carter ($15,034), Teirlinck ($121,415), Zafari ($193,966), Avedon ($259,400) and Michel ($490,648). In addition, 2014 amounts for all NEOs were impacted by a change to the applicable mortality table as defined by the Internal Revenue Code that is used to estimate life expectancy. The change in value for each of the NEOs attributable to Changes in the applicable mortality table is as follows: Lamach ($1,357,339), Carter ($14,682), Teirlinck ($242,397), Zafari ($259,258), Avedon ($213,190) and Michel ($349,491).

There was no above market interest earned by the NEOs in any year.

(g) The following table summarizes the components of this column for fiscal year 2015:

Name	Company Contributions ($) [1]	Company Cost for Life Insurance ($)	Company Cost for Long Term Disability ($)	Tax Assistance ($) [2]	Other Benefits ($) [3]	Retiree Medical ($) [4]	Total ($)
M. W. Lamach	200,142	3,312	1,285	93,980	182,879	–	481,598
S. K. Carter	107,161	3,117	2,262	–	30,873	–	143,413
D. P. M. Teirlinck	87,872	3,122	2,528	312	41,944	–	135,778
R. G. Zafari	56,940	2,580	2,029	78	34,277	–	95,904
M. J. Avedon	63,187	1,394	1,824	–	33,788	–	100,193
G. S. Michel	57,125	1,173	2,077	14,751	714,002	1,800	790,928
T. D. Wyman	51,515	765	1,437	–	28,336	–	82,053

(1) Represents Company contributions under the Company's ESP and Supplemental ESP plans.

(2) The amount for Mr. Lamach represents tax equalization payments related to Irish taxes owed on $315,000, which is the portion of his income that is allocated to his role as a director of the Company. Without these payments, Mr. Lamach would be subject to double taxation on this amount since he is already paying U.S. taxes on this income. The amount for (i) Mr. Michel represents payments made on his behalf for taxes related to relocation costs and (ii) Messrs. Teirlinck and Zafari represent payments of taxes on their behalf related to Company contributions made to the Belgium social scheme.

(3) For Mr. Lamach, this amount includes the incremental cost to the Company of personal use of the Company aircraft (whether leased or owned) by the CEO. For security and safety reasons and to maximize his availability for Company business, the Board of Directors requires the CEO to travel on Company-provided aircraft for business and personal purposes, unless commercial travel is deemed a minimal security risk by the Company. The incremental cost to the Company of personal use of the aircraft is calculated: (i) by taking the hourly average variable operating costs to the Company (including fuel, maintenance, on board catering and landing fees) multiplied by the amount of time flown for personal use in the case of leased aircraft; and (ii) by multiplying the flight time by a variable fuel charge and the average fuel price per gallon and adding any ground costs such as landing and parking fees as well as crew charges for travel expenses in the case of the Company owned aircraft. Both methodologies exclude fixed costs that do not change based on usage, such as pilots' and other employees' salaries, management fees and training, hangar and insurance expenses. We impose an annual limit of $150,000 on the CEO's non-business use of Company-provided aircraft. For 2015, the amount for Mr. Lamach includes $150,000 for personal use of Company-provided aircraft. Under the Company's aircraft use policy, the Compensation Committee has determined that business use includes travel that is related to the Company's business or benefits the Company, such as travel to meetings of other boards on which the CEO sits. For 2015, the amount for Mr. Lamach includes $18,982 for such business-related travel.

These amounts also include: (i) the following relocation costs for Mr. Michel, including closing costs and loss on home sale $682,568, (ii) the following incremental cost of the Company-leased cars, calculated based on the lease, insurance, fuel and maintenance costs to the Company (and for Mr. Zafari, it also includes the difference between the resale value and the book value for the Company car he purchased under the program): Mr. Lamach, $21,313; Ms. Carter $19,085; Mr. Teirlinck, $18,828; Mr. Zafari, $21,681; Ms. Avedon, $19,819; Mr. Michel, $14,766; and Mr. Wyman $18,633: (iii) the following costs for financial counseling services, which may include tax preparation and estate planning services: Mr. Lamach, $10,454; Ms. Carter, $9,000; Mr. Teirlinck, $6,500; Mr. Zafari, $6,728; Ms. Avedon $10,454; Mr. Michel, $8,340 and Mr. Wyman, $9,000; (iv) the following costs for medical services provided through an on-site physician under the Executive Health Program: Mr. Lamach, $47; Ms. Carter, $2,788; Mr. Teirlinck, $2,376; Mr. Zafari, $2,630; Ms. Avedon $3,010; Mr. Michel, $2,078 and Mr. Wyman, $703;(v) the payments of $12,955 and $3,238 to permit Messrs. Teirlinck and Zafari to remain covered under the Belgium social scheme and have access to the country's health plan should they return to Europe; and (vi) the following amounts for product rebates that are available to all U.S. employees: Mr. Lamach; $1,065; Mr. Teirlinck, $1,285; Ms. Avedon, $505; and Mr. Michel, $6,250.

(4) Represents the estimated year-over-year increase in the value of the retiree medical plan, calculated on the methods used for financial statement reporting purposes.Mr. Michel is the only NEO eligible for this benefit.

2015 GRANTS OF PLAN-BASED AWARDS

The following table shows all plan-based awards granted to the NEOs during fiscal 2015. This table is supplemental to the Summary Compensation Table and is intended to complement the disclosure of equity awards and grants made under non-equity incentive plans in the Summary Compensation Table.

| Name | Grant Date | Estimated Future Payouts Under Non-Equity Plan Awards | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | All Other Stock Awards: Number of Shares of Stock or Units | All Other Option Awards: Number of Securities Underlying Options | Exercise or Base Price of Option Awards | Grant Date Fair Value of Stock and Option Awards |
		Threshold ($) [a]	Target ($) [a]	Maximum ($) [a]	Threshold (#) [b]	Target (#) [b]	Maximum (#) [b]	(#) [c]	(#) [c]	($/Sh) [d]	($) [e]
M. W. Lamach											
AIM	2/3/2015	624,000	2,080,000	4,160,000	–	–	–	–	–	–	–
PSUs (2015-17)	2/3/2015	–	–	–	17,244	68,974	137,948	–	–	–	5,548,096
Options	2/3/2015	–	–	–	–	–	–	–	158,499	67.055	2,241,176
RSUs	2/3/2015	–	–	–	–	–	–	34,487	–	–	2,312,526
S. K. Carter											
AIM	2/3/2015	202,500	675,000	1,350,000	–	–	–	–	–	–	–
PSUs (2015-17)	2/3/2015	–	–	–	3,636	14,541	29,082	–	–	–	1,169,642
Options	2/3/2015	–	–	–	–	–	–	–	33,414	67.055	472,474
RSUs	2/3/2015	–	–	–	–	–	–	7,271	–	–	487,557
D. P. M. Teirlinck											
AIM	2/3/2015	184,950	616,500	1,233,000	–	–	–	–	–	–	–
PSUs (2015-17)	2/3/2015	–	–	–	3,263	13,049	26,098	–	–	–	1,049,629
Options	2/3/2015	–	–	–	–	–	–	–	29,987	67.055	424,016
RSUs	2/3/2015	–	–	–	–	–	–	6,525	–	–	437,534
R. G. Zafari											
AIM	2/3/2015	145,350	484,500	969,000	–	–	–	–	–	–	–
PSUs (2015-17)	2/3/2015	–	–	–	2,331	9,321	18,642	–	–	–	749,758
Options	2/3/2015	–	–	–	–	–	–	–	21,419	67.055	302,865
RSUs	2/3/2015	–	–	–	–	–	–	4,661	–	–	312,543
M. J. Avedon											
AIM	2/3/2015	146,625	488,750	977,500	–	–	–	–	–	–	–
PSUs (2015-17)	2/3/2015	–	–	–	2,237	8,948	17,896	–	–	–	719,755
Options	2/3/2015	–	–	–	–	–	–	–	20,563	67.055	290,761
RSUs	2/3/2015	–	–	–	–	–	–	4,474	–	–	300,004
G. S. Michel											
AIM	2/3/2015	117,600	392,000	784,000	–	–	–	–	–	–	–
PSUs (2015-17)	2/3/2015	–	–	–	1,492	5,966	11,932	–	–	–	479,890
Options	2/3/2015	–	–	–	–	–	–	–	13,709	67.055	193,845
RSUs	2/3/2015	–	–	–	–	–	–	2,983	–	–	200,025

| Name | Grant Date | Estimated Future Payouts Under Non-Equity Plan Awards | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | All Other Stock Awards: Number of Shares of Stock or Units | All Other Option Awards: Number of Securities Underlying Options | Exercise or Base Price of Option Awards | Grant Date Fair Value of Stock and Option Awards |
		Threshold ($) [a]	Target ($) [a]	Maximum ($) [a]	Threshold (#) [b]	Target (#) [b]	Maximum (#) [b]	(#) [c]	(#) [c]	($/Sh) [d]	($) [e]
T. D. Wyman											
AIM	2/3/2015	112,500	375,000	750,000	–	–	–	–	–	–	–
PSUs (2015-17)	2/3/2015	–	–	–	1,492	5,966	11,932	–	–	–	479,890
Options	2/3/2015	–	–	–	–	–	–	–	15,079	67.055	213,217
Options	12/3/2015	–	–	–	–	–	–	–	79,745	57.635	968,902
RSUs	2/3/2015	–	–	–	–	–	–	3,281	–	–	220,007

(a) The target award levels established for the AIM program are established annually in February and are expressed as a percentage of the NEO's base salary. Refer to Compensation Discussion and Analysis under the heading "Annual Incentive Matrix Program" for a description of the Compensation Committee's process for establishing AIM program target award levels. The amounts reflected in the "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" columns represent the threshold, target and maximum amounts for awards under the AIM program that were paid in February 2016, based on performance in 2015. Thus, the amounts shown in the "threshold," "target" and "maximum" columns reflect the range of potential payouts when the target award levels were established in February 2015 for all NEOs. The AIM program pays $0 for performance below threshold. The actual amounts paid pursuant to those awards are reflected in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

(b) The amounts reflected in the "Estimated Future Payouts Under Equity Incentive Plan Awards" columns represent the threshold, target and maximum amounts for PSU awards. The PSP pays $0 for performance below threshold. For a description of the Compensation Committee's process for establishing PSP target award levels and the terms of PSU awards, please refer to Compensation Discussion and Analysis under the heading "Long-Term Incentive Program" and the "Post-Employment Benefits" section below.

(c) The amounts in these columns reflect the stock option and RSU awards. Awards in 2015 were granted in February 2015. For a description of the Compensation Committee's process for determining stock option and RSU awards and the terms of such awards, see Compensation Discussion and Analysis under the heading "Long-Term Incentive Program" and the "Post-Employment Benefits" section below.

(d) Stock options were granted under the Company's Incentive Stock Plan of 2013 (the "2013 Plan"), which requires options to be granted at an exercise price equal to or greater than the fair market value of the Company's ordinary shares on the date of grant. The fair market value is defined in the 2013 Plan as the average of the high and low trading price of the Company's ordinary shares listed on the NYSE on the grant date. The closing price on the NYSE of the Company's ordinary shares was $67.45 on the February 2015 grant date.

(e) Amounts in this column include the grant date fair value of the equity awards calculated in accordance with ASC 718. The Company cautions that the actual amount ultimately realized by each NEO from the stock option awards will likely vary based on a number of factors, including stock price fluctuations, differences from the valuation assumptions used and timing of exercise or applicable vesting. For a description of the assumptions made in valuing the equity awards see Note 12, "Share-Based Compensation" to the Company's consolidated financial statements contained in its 2015 Form 10-K. For PSUs, the grant date fair value has been determined based on achievement of target level performance, which is the performance threshold the Company believes is the most likely to be achieved under the grants.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2015

		Option Awards [a]				Stock Awards [a]			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable [b]	Number of Securities Underlying Unexercised Options (#) Unexercisable [b]	Option Exercise Price ($)	Option Expiration Date [c]	Number of Shares or Units of Stock that have Not Vested (#) [d]	Market Value of Shares or Units of Stock that have Not Vested ($) [e]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have Not Vested (#) [f]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have Not Vested ($) [g]
M. W. Lamach	2/16/2010	200,000	–	25.2192	2/15/2020	–	–	–	–
	2/14/2011	140,351	–	37.7420	2/13/2021	–	–	–	–
	2/14/2011	88,083	–	37.7116	2/13/2021	–	–	–	–
	2/24/2012	41,351	–	32.4643	2/23/2022	–	–	–	–
	2/24/2012	103,806	–	32.4256	2/23/2022	–	–	–	–
	2/22/2013	110,938	55,469	41.9062	2/21/2023	17,401	962,101	104,400	5,772,276
	2/25/2014	48,911	97,822	59.8250	2/24/2024	25,770	1,424,823	77,309	4,274,415
	2/3/2015	–	158,499	67.0550	2/2/2025	34,487	1,906,786	68,974	3,813,572
S. K. Carter	10/1/2013	–	4,016	51.9167	9/30/2023	18,577	1,027,122	13,966	772,180
	2/25/2014	10,046	20,094	59.8250	2/24/2024	5,294	292,705	15,880	878,005
	2/3/2015	–	33,414	67.0550	2/2/2025	7,271	402,014	14,541	803,972
D. P. M. Teirlinck	2/24/2012	9,733	–	32.4256	2/23/2022	–	–	–	–
	2/22/2013	9,192	9,192	41.9062	2/21/2023	2,884	159,456	17,302	956,628
	12/6/2013	–	–	–	–	13,230	731,487	–	–
	2/25/2014	8,724	17,450	59.8250	2/24/2024	4,598	254,223	13,791	762,504
	2/3/2015	–	29,987	67.0550	2/2/2025	6,525	360,767	13,049	721,479
R. G. Zafari	2/24/2012	7,210	–	32.4256	2/23/2022	–	–	–	–
	2/22/2013	6,973	6,974	41.9062	2/21/2023	2,188	120,975	13,126	725,737
	12/6/2013	–	–	–	–	13,230	731,487	–	–
	2/25/2014	6,345	12,691	59.8250	2/24/2024	3,344	184,890	10,030	554,559
	2/3/2015	–	21,419	67.0550	2/2/2025	4,661	257,707	9,321	515,358
M. J. Avedon	2/16/2010	15,815	–	25.2192	2/15/2020	–	–	–	–
	2/14/2011	6,826	–	37.7116	2/13/2021	–	–	–	–
	2/14/2011	10,877	–	37.7420	2/13/2021	–	–	–	–
	2/24/2012	6,317	–	32.4643	2/23/2022	–	–	–	–
	2/24/2012	15,860	–	32.4256	2/23/2022	–	–	–	–
	2/22/2013	13,946	6,974	41.9062	2/21/2023	2,188	120,975	13,126	725,737
	2/25/2014	5,816	11,634	59.8250	2/24/2024	3,065	169,464	9,194	508,336
	2/3/2015	–	20,563	67.0550	2/2/2025	4,474	247,367	8,948	494,735

Name	Grant Date	Option Awards [a]		Option Exercise Price ($)	Option Expiration Date [c]	Stock Awards [a]			
		Number of Securities Underlying Unexercised Options (#) Exercisable [b]	Number of Securities Underlying Unexercised Options (#) Unexercisable [b]			Number of Shares or Units of Stock that have Not Vested (#) [d]	Market Value of Shares or Units of Stock that have Not Vested ($) [e]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have Not Vested (#) [f]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have Not Vested ($) [g]
G. S. Michel	2/14/2011	4,129	–	37.7116	2/13/2021	–	–	–	–
	2/14/2011	6,579	–	37.7420	2/13/2021	–	–	–	–
	2/24/2012	4,020	–	32.4643	2/23/2022	–	–	–	–
	2/24/2012	10,092	–	32.4256	2/23/2022	–	–	–	–
	2/22/2013	10,143	5,072	41.9062	2/21/2023	1,592	88,022	9,546	527,798
	12/6/2013	–	–	–	–	5,880	325,105	–	–
	2/25/2014	4,230	8,461	59.8250	2/24/2024	2,230	123,297	6,687	369,724
	2/3/2015	–	13,709	67.0550	2/2/2025	2,983	164,930	5,966	329,860
T. D. Wyman	12/2/2009	50,207	–	28.6771	12/1/2019	–	–	–	–
	12/2/2009	15,000	–	28.7218	12/1/2019	–	–	–	–
	2/16/2010	9,400	–	25.2192	2/15/2020	–	–	–	–
	2/14/2011	8,596	–	37.7420	2/13/2021	–	–	–	–
	2/14/2011	5,396	–	37.7116	2/13/2021	–	–	–	–
	2/24/2012	3,216	–	32.4643	2/23/2022	–	–	–	–
	2/24/2012	11,535	–	32.4256	2/23/2022	–	–	–	–
	2/22/2013	10,143	5,072	41.9062	2/21/2023	1,592	88,022	9,546	527,798
	2/25/2014	4,230	8,461	59.8250	2/24/2024	2,230	123,297	6,687	369,724
	2/3/2015	–	15,079	67.0550	2/2/2025	3,281	181,406	5,966	329,860
	12/3/2015	–	79,745	57.6350	12/2/2025	–	–	–	–

(a) In connection with the spin-off of our commercial and residential security businesses in December 2013 (the "Spin-off"), certain adjustments were made to outstanding equity awards held by our employees, including the NEOs, as described below:

Vested and exercisable stock options and SARs were adjusted such that the holder of such awards was also afforded the right to options in the number of shares of Allegion plc ("Allegion") that he or she would have received had the ordinary shares of the Company subject to the vested and exercisable stock options and SARs been outstanding shares as of the record date for the Spin-off. The aggregate exercise price of the stock options and SARs was allocated between the adjusted awards in shares of the Company and Allegion in order to preserve the intrinsic value of the awards immediately before and after the Spin-off.

Unvested stock options were adjusted wholly into stock options in the ordinary shares of the Company such that the number of shares and the exercise price of the options were adjusted to preserve their intrinsic value based on the value of the shares immediately before and after the Spin-off.

PSUs and RSUs were adjusted such that the number of ordinary shares of the Company subject to the PSU and RSU awards was adjusted based on the value of the shares immediately before and after the Spin-off to preserve their intrinsic value. In addition, with respect to the PSU performance metrics, for purposes of calculating EPS growth, 2013 EPS was calculated as the combined 2013 full year reported EPS for the Company and Allegion; for purposes of calculating TSR in the outstanding award cycles, the stock price of Allegion immediately after the Spin-off, adjusted for the distribution ratio of 1 share of Allegion for every 3 shares of the Company, will be treated as a dividend.

(b) These columns represent stock option and SARs awards. Except as noted in the following sentence, these awards generally become exercisable in three equal installments beginning on the first anniversary after the date of grant, subject to continued employment or retirement. Ms. Carter's option grant dated October 1, 2013 vests and becomes exercisable on the 3rd anniversary of the grant date; and Mr. Wyman's option grant dated December 3, 2015 vests and becomes exercisable based on the achievement of certain performance conditions.

(c) All of the options granted to the NEOs expire on the tenth anniversary (less one day) of the grant date.

(d) This column represents unvested RSUs. Except as described in the following sentence, RSUs generally become exercisable in three equal installments beginning on the first anniversary after the date of grant, subject to continued employment or retirement. In the case of Ms. Carter's grant dated October 1, 2013 and Messrs. Zafari and Teirlinck's grants dated December 6, 2013, 100% of the grant vests on the third anniversary of the grant date.

(e) The market value was computed based on $55.29, the closing market price of the Company's ordinary shares on the NYSE at December 31, 2015.

(f) This column represents unvested and unearned PSUs. PSUs vest upon the completion of a three-year performance period. The actual number of shares an NEO will receive, if any, is subject to achievement of the performance goals as certified by the Compensation Committee, and continued employment.

2015 OPTION EXERCISES AND STOCK VESTED

The following table provides information regarding the amounts received by each NEO upon exercise of stock options, the vesting of RSUs or the vesting of PSUs during the fiscal year ended December 31, 2015:

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) [a]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
M. W. Lamach [b]	150,000	4,725,590	270,842	18,573,352
S. K. Carter [c]	–	–	18,442	1,264,497
D. P. M. Teirlinck [b]	–	–	50,289	3,448,784
R. G. Zafari [b]	7,500	214,918	37,275	2,556,291
M. J. Avedon [b]	13,987	509,307	40,475	2,775,926
G. S. Michel [d]	–	–	31,976	2,130,631
T. D. Wyman [b]	15,000	589,213	29,440	2,019,105

(a) This column reflects the aggregate dollar amount realized by the NEO upon the exercise of the stock options by determining the difference between the market price of the Company's ordinary shares at exercise and the exercise price of the stock options.

(b) Reflects the value of the RSUs that vested on February 22, 2015, February 24, 2015 and February 25, 2015 and PSUs that vested on February 23, 2015, based on the average of the high and low stock price of the Company's ordinary shares on the vesting date.

(c) Reflects the value of the RSUs that vested on February 25, 2015 and PSUs that vested on February 23, 2015, based on the average of the high and low stock price of the Company's ordinary shares on the vesting date.

(d) Reflects the value of the RSUs that vested on February 22, 2015, February 24, 2015, February 25, 2015 and December 6, 2015 and PSUs that vested on February 23, 2015, based on the average of the high and low stock price of the Company's ordinary shares on the vesting date.

2015 PENSION BENEFITS

The NEOs participate in one or more, but not in all, of the following defined benefit plans:

- the Pension Plan;
- the Supplemental Pension Plans; and
- the EOSP or the KMP.

The Pension Plan is a funded, tax qualified, non-contributory (for all but a small subset of participants) defined benefit plan that covers the majority of the Company's salaried and non-union hourly U.S. employees who were hired or re-hired prior to June 30, 2012. The Pension Plan provides for normal retirement at age 65. The formula to determine the lump sum benefit under the Pension Plan is: 5% of final average pay (the five consecutive years with the highest compensation out of the last ten years of eligible compensation) multiplied by years of credited service (as defined in the Pension Plan). A choice for distribution between an annuity and a lump sum option is available. The Pension Plan was closed to new participants after June 30, 2012 and no further benefits will accrue to any Pension Plan participant for service performed after December 31, 2022. In addition, any employee who was a Pension Plan participant on June 30, 2012 was provided the option to waive participation in the Pension Plan effective January 1, 2013, and, in lieu of participation in the Pension Plan, receive an annual non-elective employer contribution equal to 2% of eligible compensation in the ESP.

The Supplemental Pension Plans are unfunded, nonqualified, non-contributory defined benefit restoration plans. The Supplemental Pension Plans restore what is lost in the Pension Plan due to limitations under the Internal Revenue Code (the "Code") on the annual compensation and benefits recognized when calculating benefits under the qualified Pension Plan. The Supplemental Pension Plans cover all employees of the Company who participate in the Pension Plan and who are impacted by the Code compensation and benefits limits. A participant must meet the vesting requirements of the qualified Pension Plan to vest in benefits under the Supplemental Pension Plans. Benefits under the Supplemental Pension Plans are available only as a lump sum distribution after termination and paid in accordance with Section 409A of the Code. As a result of the 2012 changes to the Pension Plan, the Supplemental Pension Plans were closed to employees hired on or after June 30, 2012, and no further benefits will accrue to any Supplemental Plan participant for service performed after December 31, 2022.

NEOs participate in either the EOSP or the KMP. The EOSP, which was closed to new participants effective April 2011, is an unfunded, nonqualified, non-contributory defined benefit plan designed to replace a percentage of an officer's final average pay based on his or her age and years of service at the time of retirement. Final average pay is defined as the sum of the officer's current annual base salary plus the average of his or her three highest AIM awards during the most recent six years. No other elements of compensation (other than base salary and AIM awards) are included in final average pay. The EOSP provides a benefit pursuant to a formula in which 1.9% of an officer's final average pay is multiplied by the officer's years of service (up to a maximum of 35 years) and then reduced by the value of other retirement benefits the officer will receive from the Company under certain qualified and nonqualified retirement plans as well as Social Security. If additional years of service were granted to an officer as part of his or her employment agreement, those additional years of service are reflected in the Pension Benefits table below. Vesting occurs, while the officer is employed by the Company, at the earlier of the attainment of age 55 and the completion of 5 years of service or age 62. Unreduced benefits under the EOSP are available at age 62 and benefits are only available as a lump sum after termination and paid in accordance with Section 409A of the Code. Each NEO, other than Ms. Carter and Mr. Michel who were hired or promoted after the plan was closed, participates in the EOSP.

The KMP is an unfunded, nonqualified, non-contributory defined benefit plan available to certain key management employees on a highly selective basis. The KMP is designed to replace a percentage of a key employee's final average pay based on his or her age and years of service at the time of retirement. Final average pay is defined as the sum of the key employee's current annual base salary plus the average of the employee's three highest AIM awards during the most recent six years. No other elements of compensation (other than base salary and AIM awards) are included in final average pay. The KMP provides a benefit pursuant to a formula in which 1.7% of a key employee's final average pay is multiplied by years of service (up to a maximum of 30 years) and then reduced by the value of other retirement benefits the key employee will receive that are provided by the Company under certain qualified and nonqualified retirement plans as well as Social Security. Vesting occurs at the earlier of the attainment of age 55 and the completion of 5 years of service or age 65. For employees who begin participating on or after June 2015, there is a minimum 5 year service requirement from date of participation to date of retirement. Benefits are only available as a lump sum after termination and paid in accordance with Section 409A of the Code. Ms. Carter and Mr. Michel participate in the KMP.

The table below represents the estimated present value of defined benefits for the plans in which each NEO participates.

Name	Plan Name	Number of Years Credited Service (#) [a]	Present Value of Accumulated Benefit ($) [b]	Payments During Last Fiscal Year ($)
M.W. Lamach [c]	Pension Plan	11.917	126,294	–
	Supplemental Pension Plan II	11.917	1,402,299	–
	EOSP	29	22,910,881	–
S.K. Carter	KMP	2.333	468,575	–
D.P.M. Teirlinck [d],[e]	Pension Plan	7.33	103,437	–
	Supplemental Pension Plan II	7.33	380,264	–
	EOSP	11	4,407,969	–
R. G. Zafari [d],[e]	Pension Plan	5.42	70,585	–
	Supplemental Pension Plan II	5.42	181,773	–
	EOSP	15.75	4,377,295	–
M. J. Avedon [f]	Pension Plan	8.92	105,824	–
	Supplemental Pension Plan II	8.92	282,450	–
	EOSP	9.00	3,550,844	–
G. S. Michel [g]	Pension Plan	30.58	337,756	–
	Supplemental Pension Plan I	19.58	11,544	–
	Supplemental pension Plan II	30.58	757,586	–
	KMP	30	4,011,990	–
T. D. Wyman [f]	Pension Plan	6.17	55,585	–
	Supplemental Pension Plan II	6.17	117,969	–
	EOSP	6.17	1,960,491	–

(a) Under the EOSP or the KMP, for officers covered prior to May 19, 2009, a full year of service is credited for any year in which they work at least one day. In the Pension Plan, the Supplemental Pension Plans, the EOSP and the KMP for officers covered on or after May 19, 2009, the number of years of credited service is based on elapsed time (i.e., credit is given for each month in which a participant works at least one day). The years of credited service used for calculating benefits under the Pension Plan, EOSP, KMP and Supplemental Pension Plan II are the years of credited service through December 31, 2015. The Supplemental Pension Plan II was established as a mirror plan of the Supplemental Pension Plan, except for provisions required by Section 409A of the Code, effective January 1, 2005. The years of credited service used for calculating benefits under the Supplemental Pension Plan I are the years of credited service through December 31, 2004 and the benefits earned under this plan serve as offsets to the benefits earned under the Supplemental Pension Plan II.

(b) The amounts in this column reflect the estimated present value of each NEO's accumulated benefit under the plans indicated. The calculations reflect the value of the benefits assuming that each NEO was fully vested under each plan. The benefits were computed as of December 31, 2015, consistent with the assumptions described in Note 10, "Pensions and Postretirement Benefits Other than Pensions," to the consolidated financial statements in the 2015 Form 10-K.

(c) Mr. Lamach's credited years of service exceed his actual years of service by 17 years pursuant to the provisions of his employment arrangement. Crediting additional years of service to a nonqualified pension program such as the EOSP was not uncommon in 2004 when Mr. Lamach joined the Company and was used to compensate him for benefits he was forfeiting at his prior employer. Mr. Lamach's benefit under the EOSP is reduced by the pension benefit he received from his former employer in July 2013, updated with interest. The increase in present value of benefits due to those additional years of credited service is $14,246,180.

(d) Service in the Pension Plan and the Supplemental Pension Plan II for Messrs. Teirlinck and Zafari began in September 2008 and August 2010, respectively, when they transferred to the United States.

(e) Benefits for Messrs. Teirlinck and Zafari under the EOSP use all their service with the Company, not just the service in the United States. The benefit will be reduced by any and all benefits accrued or accumulated while covered under any non-U.S. plan in respect to any period of service that is counted as a year of service in this plan. The value of these non-U.S. benefits is not readily accessible until retirement, and therefore the amount shown for EOSP reflects the value of this benefit prior to these reductions.

(f) Ms. Avedon and Mr. Wyman, pursuant to the provisions of their employment arrangements, receive double credit for the first five years of employment (3.8% versus 1.9%) in determining their benefit. The increase in present value of benefits due to this provision is $1,441,531 for Ms. Avedon and $982,152 for Mr. Wyman.

(g) Under the terms of the KMP, Mr. Michel's service is capped at 30 years.

2015 NONQUALIFIED DEFERRED COMPENSATION

The Company's EDCP Plans are unfunded, nonqualified plans that permit certain employees, including the NEOs, to defer receipt of up to 50% of their annual salary and up to 100% of their AIM awards, PSP awards and RSUs received upon commencement of employment. Elections to defer must be made prior to the beginning of the performance period. The Company has established a nonqualified grantor trust with a bank as the trustee to hold certain assets as a funding vehicle for the Company's obligations under the EDCP Plans. These assets are considered general assets of the Company and are available to its creditors in the event of the Company's insolvency. Amounts held in the trust are invested by the trustee using various investment vehicles.

Participants are offered certain investment options (approximately 60 mutual fund investments and ordinary share equivalents), and can choose how they wish to allocate their cash deferrals among those investment options. Participants are 100% vested in all amounts deferred, and bear the risk of any earnings and losses on such deferred amounts.

Generally, deferred amounts may be distributed following termination of employment or at the time of a scheduled in-service distribution date chosen by the participant. If a participant has completed five or more years of service at the time of termination, or is terminated due to long-term disability, death or retirement, the distribution is paid in accordance with the participant's election. If a participant terminates without meeting these requirements, the account balance for all plan years will be paid in a lump sum in the year following the year of termination. A participant can elect to receive distributions at termination over a period of five, 10, or 15 annual installments, or in a single lump sum. A participant can elect to receive scheduled in-service distributions in future years that are at least two years after the end of the plan year for which they are deferring. In-service distributions can be received in two to five annual installments, or if no election is made, in a lump sum. For those participants who have investments in ordinary shares, the distribution of these assets will be in the form of ordinary shares, not cash.

The following table provides information regarding contributions, distributions, earnings and balances for each NEO under our nonqualified deferred compensation plans.

Name	Executive Contributions in Last Fiscal Year ($) [(a)]	Registrant Contributions in Last Fiscal Year ($) [(b)]	Aggregate Earnings in Last Fiscal Year ($) [(c)]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($) [(d)]
M. W. Lamach					
EDCP II	–	–	(413,934)	–	3,327,611
Supplemental ESP	–	184,242	(245,024)	–	1,730,682
S. K. Carter					
Supplemental ESP	–	85,961	(6,706)	–	128,980
D. P. M. Teirlinck					
EDCP II	–	–	(593,467)	–	4,770,869
Supplemental ESP	–	71,972	(19,652)	–	531,310
R. G. Zafari					
EDCP II	57,601	–	(42,212)	–	434,893
Supplemental ESP	–	41,040	(26,983)	–	246,767
M. J. Avedon					
EDCP II	–	–	(461,284)	–	3,708,258
Supplemental ESP	–	47,287	(19,856)	–	413,134
G. S. Michel					
EDCP I	–	–	(1,645)	–	121,236
Supplemental ESP	–	41,225	(46,770)	–	354,392
T. D. Wyman					
EDCP II	–	–	(136,604)	–	1,098,155
Supplemental ESP	–	35,615	(24,290)	–	213,920

(a) The annual deferrals (salary, AIM & PSP) are all reflected in the Salary column, the Non-Equity Incentive Plan column and the Stock Awards column, respectively of the Summary Compensation Table.

(b) All of the amounts reflected in this column are included in the All Other Compensation column of the Summary Compensation Table.

(c) Amounts in this column include gains and losses on investments, as well as dividends on ordinary shares or ordinary share equivalents. None of the earnings or losses reported in this column are included in the Summary Compensation Table.

(d) The following table reflects the amounts reported in this column previously reported as compensation to the NEOs in the Company's Summary Compensation Table in proxy statements for prior years. Each of Messrs. Lamach, Teirlinck and Zafari and Ms. Carter and Ms. Avedon first became NEOs and therefore had their compensation reported in the Company's proxy statements beginning with fiscal years 2005 (Lamach), 2014 (Carter), 2010 (Teirlinck), 2012 (Zafari), 2010 (Avedon), 2013 (Michel) and (2016) Wyman.

Name	EDCP Plans ($)	Supplemental ESP ($)
M. W. Lamach	1,529,086	989,433
S. K. Carter	–	48,584
D. P. M. Teirlinck	3,213,525	246,190
R. G. Zafari	411,699	155,107
M. J. Avedon	376,016	203,155
G. S. Michel	–	56,141
T. D. Wyman	–	–

POST-EMPLOYMENT BENEFITS

The following discussion describes the compensation to which each NEO would be entitled in the event of termination of such executive's employment, including termination following a change in control.

EMPLOYMENT ARRANGEMENTS AND SEVERANCE

All of the NEOs are entitled to certain benefits upon termination of their employment following a change in control. Mr. Lamach, Ms. Carter, Ms. Avedon and Mr. Wyman are entitled to severance in the event of their involuntary termination without cause pursuant to the terms of their employment agreements. Under the terms of his employment agreement, Mr. Lamach is eligible for 24 months of base annual salary plus a prorated AIM award earned for the year of termination as determined and paid at the conclusion of the full performance year in accordance with the terms of the AIM program. In addition, Mr. Lamach would receive prorated PSP awards (up to target) for the outstanding performance periods. These pro-rated awards would be earned based on actual performance and delivered in accordance with the terms of the PSP program. Under the terms of her employment agreement, Ms. Carter is eligible for 12 months of base salary plus a prorated AIM award (not to exceed target) earned for the year of termination as determined and paid at the conclusion of the full performance year in accordance with the terms of the AIM program. Ms. Avedon is eligible for 12 months of base salary plus an AIM award equal to the target amount. In addition, Ms. Avedon would receive prorated PSP awards (up to target) for the outstanding performance periods. These pro-rated awards would be earned based on actual performance and delivered in accordance with the terms of the PSP program. Mr. Wyman is eligible for 12 months of base salary plus a prorated AIM award (up to target). In addition, Mr. Wyman would receive prorated PSP awards for the outstanding performance periods. These pro-rated awards would be earned based on actual performance and delivered in accordance with the terms of the PSP program.

In the event of a change in control or termination due to a Major Restructuring, severance would be determined pursuant to the terms of the change-in-control agreements or the Major Restructuring Severance Plan described below in lieu of severance under the terms of the employment agreements. Although the Company does not have a formal severance policy for officers, NEOs who are terminated by the Company other than for cause will generally be considered for severance benefits up to 12 months' base salary as severance and, depending on the circumstances and timing of the termination, a pro-rated portion of their AIM award, not to exceed target. In addition, the Company's equity award agreements provide for the following treatment upon the occurrence of one of the specified events in the table below:

	Stocks Options	RSUs	PSUs
Retirement	Continue to vest on the same basis as active employees and remain exercisable for a period of up to five years following termination.	Continue to vest on the same basis as active employees.	Vest pro-rata based on the time worked during the performance period and the achievement of performance goals through the end of the performance period.
Group Termination	Immediately vest in the portion of the awards that would have vested within twelve months of termination and remain exercisable for a period of up to three years following termination.	Immediately vest in the portion of the awards that would have vested within twelve months of termination.	
Job Elimination	Unvested awards are forfeited and vested awards remain exercisable for a period of up to one year following termination.	Unvested awards are forfeited.	
Death or Disability	Either vest or continue to vest on the same basis as active employees and the stock options remain exercisable for a period of up to three years following termination.	Either vest or continue to vest on the same basis as active employees.	Vest pro-rata based on the time worked during the performance period and the achievement of performance goals from the beginning of the performance period through the end of the calendar quarter in which employment terminated.

CHANGE IN CONTROL

The Company has entered into a change-in-control agreement with each NEO. The change-in-control agreement provides for certain payments if the employment is terminated by the Company without "cause" (as defined in the change-in-control agreements) or by the NEO for "good reason" (as defined in the change-in-control agreements), in each case, within two years following a change in control of the Company. For officers who first became eligible for a change-in-control agreement on or after May 19, 2009, including Ms. Carter and Messrs. Michel, Zafari and Wyman, the Company eliminated a severance payment based on outstanding PSP awards and eliminated a payment to cover the impact to the executive of certain incremental taxes incurred in connection with the payments made following a change in control.

Following a change in control, each NEO is entitled to continue receiving his or her current base salary and is entitled to an annual bonus in an amount not less than the highest annual bonus paid during the prior three full fiscal years.

If an NEO's employment is terminated "without cause" or by the NEO for "good reason" within two years following a change in control, the NEO is entitled to the following:

- any base salary and annual bonus for a completed fiscal year that had not been paid;
- an amount equal to the NEO's annual bonus for the last completed fiscal year pro-rated for the number of full months employed in the current fiscal year;
- an amount equal to the NEO's base salary pro-rated for any unused vacation days;
- a lump sum severance payment from the Company equal to the three times (for the CEO) or two and one-half times (for other NEOs) the sum of:
  - the NEO's annual salary in effect on the termination date, or, if higher, the annual salary in effect immediately prior to the reduction of the NEO's annual salary after the change in control; and
  - the NEO's target AIM award for the year of termination or, if higher, the average of the AIM award amounts beginning three years immediately preceding the change in control and ending on the termination date; and
  - for Messrs. Lamach and Teirlinck and Ms. Avedon, a lump sum payment equal to three times for Mr. Lamach and two and one-half times for Ms. Avedon and Mr. Teirlinck of: (a) the cash value of the target amount of the most recent PSU award; or (b) if higher, the average amounts of the last three PSU awards granted and paid to the NEO immediately preceding termination. This payment is in lieu of any rights the individual might have with respect to unvested PSU awards.

In addition to the foregoing, the NEOs would also be eligible to participate in the Company's welfare employee benefit programs for the severance period (three years for the CEO and two and one-half years for the other NEOs). The Company would also provide each NEO up to $100,000 of outplacement services. For purposes of calculating the NEO's nonqualified pension benefits, three years would be added to both age and service with the Company under the EOSP or KMP. In addition, the "final average pay" under the EOSP or KMP would be calculated as 33.33% of his or her severance benefit under the change-in-control agreement in the case of Mr. Lamach and 40% of the severance benefit under the applicable change-in-control agreement in the case of the other NEOs. For purposes of determining eligibility for applicable post-retirement welfare benefits, the NEO would be credited with any combination of additional years of service and age, not exceeding 10 years, to the extent necessary to qualify for such benefits.

Under the Company's incentive plans, outstanding unvested stock options and RSUs immediately vest and become exercisable or payable, as applicable, following a change in control. PSUs will be deemed to have earned a pro-rata award based on the target award opportunity and total number of months worked in the applicable performance period.

A "change in control" is defined as the occurrence of any of the following events: (i) any person unrelated to the Company becomes the beneficial owner of 30% or more of the combined voting power of the Company's voting stock; (ii) the directors serving at the time the change-in-control agreements were executed (or the directors subsequently elected by the shareholders of the Company whose election or nomination was duly approved by at least two-thirds of the then serving directors) fail to constitute a majority of the Board of Directors; (iii) the consummation of a merger or consolidation of the Company with any other corporation in which the Company's voting securities outstanding immediately prior to such merger or consolidation represent 50% or less of the combined voting securities of the Company immediately after such merger or consolidation; (iv) any sale or transfer of all or substantially all of the Company's assets, other than a sale or transfer with a corporation where the Company owns at least 80% of the combined voting power of such corporation or its parent after such transfer; or (v) any other event that the continuing directors determine to be a change in control; provided however, with respect to (i), (iii) and (iv) above, there shall be no change in control if shareholders of the Company own more than 50% of the combined voting power of the voting securities of the Company or the surviving entity or any parent immediately following such transaction in substantially the same proportion to each other as prior to such transaction.

ENHANCED RETIREMENT BENEFITS

An NEO is vested in the EOSP or KMP upon the earlier of: (i) the attainment of age 55 and the completion of 5 years of service; (ii) attainment of age 62 for the EOSP and age 65 for the KMP; (iii) death; (iv) disability (as provided under plan term); or (iv) change in control. A termination within two years following a change in control also triggers the payment of an enhanced benefit (as described above). For employees who begin participating on or after June 2015, there is a minimum 5 year service requirement from date of participation to date of retirement. Benefits under the EOSP or KMP are forfeited in the event of termination for cause. In order to be eligible for an EOSP or KMP benefit in the event of disability, a participant must remain disabled until age 65. An officer becomes vested in both the Pension Plan and the Supplemental Pension Plans upon the completion of 5 years of service. As of December 31, 2015, Messrs. Lamach and Wyman and Ms. Avedon were not vested in the EOSP and Ms. Carter and Mr. Michel were not vested in the KMP.

HEALTH BENEFITS

In the event of a change in control, health benefits are provided, which include the Company cost of both active health and welfare benefits for the severance period (three years for Mr. Lamach and two and one-half years for the other NEOs), as well as retiree medical, if applicable. Mr. Michel is the only NEO eligible for retiree medical benefits due to his age and service as of January 1, 2003, when eligibility for the retiree benefit was frozen. Mr. Michel has not reached the retirement threshold but would receive retiree medical health benefits in the event of a termination following a change in control.

MAJOR RESTRUCTURING

The Company has adopted a Severance Plan that provides a cash severance payment in the event a participant's employment is terminated due to an involuntary loss of job without Cause (as defined in the Severance Plan) or a Good Reason (as defined in the Severance Plan), provided that the termination is substantially related to or a result of a Major Restructuring. The cash severance payment would be equal to two and one-half times (for the CEO) or two times (for other NEOs) (a) current base salary, and (b) current target AIM award. In addition, the participants would receive a pro-rated portion of their target AIM award, based on actual Company and individual performance during the fiscal year in which termination of employment occurred. Participants in the EOSP or KMP who are not vested in such plans would also receive a cash payment equal to the amount of the benefit to which they would have been entitled if they were vested. As of December 31, 2015, the value of cash severance for the NEOs was: Mr. Lamach, $8,450,000; Ms. Carter, $2,700,000; Mr. Teirlinck, $2,603,000; Mr. Zafari, $2,109,000; Ms. Avedon, $2,127,500; Mr. Michel, $1,764,000; and Mr. Wyman, $1,750,000.

In addition, the Company's equity awards provide that employees who terminate employment due to an involuntary loss of job without Cause (as defined in the applicable award agreement) or for Good Reason (as defined in the applicable award agreement) within one year of completion of a Major Restructuring will, provided that the termination is substantially related to the Major Restructuring, (i) immediately vest in all unvested stock options and may exercise all vested stock options at any time within the following three-year period (five years if retirement eligible) or the remaining term of the stock option, if shorter, (ii) immediately vest in all RSUs, except that retirement eligible participants with at least five years of service would continue their existing vesting schedule, and (iii) receive a prorated payout of outstanding PSUs based on actual performance at the end of performance period. As of December 31, 2015, the value of unvested equity awards was: Mr. Lamach, $14,925,487; Ms. Carter, $3,360,196; Mr. Teirlinck, $3,333,769; Mr. Zafari, $2,655,201; Ms. Avedon, $1,860,241, Mr. Michel $1,653,158 and Mr. Wyman $1,344,529.

A "Major Restructuring" is defined as a reorganization, recapitalization, extraordinary stock dividend, merger, sale, spin-off or other similar transaction or series of transactions, which individually or in the aggregate, has the effect of resulting in the elimination of all, or the majority of, any one or more of the Company's two business segments (*i.e.*, Climate and Industrial), so long as such transaction or transactions do not constitute a Change in Control (as defined in the applicable plan).

POST-EMPLOYMENT BENEFITS TABLE

The following table describes the compensation to which each of the NEOs would be entitled in the event of termination of such executive's employment on December 31, 2015, including termination following a change in control. The potential payments were determined under the terms of our plans and arrangements in effect on December 31, 2015. The table does not include the pension benefits or nonqualified deferred compensation amounts that would be paid to an NEO, which are set forth in the Pension Benefits table and the Nonqualified Deferred Compensation table above, except to the extent that the NEO is entitled to an additional benefit as a result of the termination.

Name	Voluntary Resignation/ Retirement ($)	Involuntary without Cause ($)	Involuntary with Cause ($)	Change in Control ($)	Disability ($)	Death ($)
M. W. Lamach						
Severance [a]	–	2,600,000	–	10,169,470	–	–
Earned but Unpaid AIM Award(s) [b]	–	2,020,000	–	2,020,000	–	–
PSP Award Payout [c]	–	9,889,391	–	33,031,493	9,889,391	9,889,391
Value of Unvested Equity Awards [d]	–	–	–	5,036,097	5,036,097	5,036,097
Enhanced Retirement Benefits [e]	–	–	–	4,626,436	–	–
Outplacement [f]	–	13,400	–	100,000	–	–
Health Benefits [g]	–	–	–	26,437	–	–
Tax Assistance [h]	–	–	–	30,510,354	–	–
Total	**–**	**14,522,791**	**–**	**85,520,287**	**14,925,488**	**14,925,488**
S. K. Carter						
Severance [a]	–	675,000	–	3,375,000	–	–
Earned but Unpaid AIM Award(s) [b]	–	675,000	–	686,887	–	–
PSP Award Payout [c]	–	–	–	1,625,526	1,624,807	1,624,807
Value of Unvested Equity Awards [d]	–	–	–	1,735,388	1,735,388	1,735,388
Enhanced Retirement Benefits [e]	–	–	–	1,482,239	–	–
Outplacement [f]	–	13,400	–	100,000	–	–
Health Benefits [g]	–	–	–	22,075	–	–
Tax Assistance [h]	–	–	–	–	–	–
Total	**–**	**1,363,400**	**–**	**9,027,115**	**3,360,195**	**3,360,195**
D. P. M. Teirlinck						
Severance [a]	–	685,000	–	3,253,750	–	–
Earned but Unpaid AIM Award(s) [b]	–	616,500	–	680,801	–	–
PSP Award Payout [c]	1,704,812	1,704,812	–	5,617,016	1,704,812	1,704,812
Value of Unvested Equity Awards [d]	1,628,958	1,628,958	–	1,628,958	1,628,958	1,628,958
Enhanced Retirement Benefits [e]	–	–	–	1,638,575	–	–
Outplacement [f]	–	13,400	–	100,000	–	–
Health Benefits [g]	–	–	–	22,075	–	–
Tax Assistance [h]	–	–	–	5,691,296	–	–
Total	**3,333,770**	**4,648,670**	**–**	**18,632,471**	**3,333,770**	**3,333,770**

Name	Voluntary Resignation/ Retirement ($)	Involuntary without Cause ($)	Involuntary with Cause ($)	Change in Control ($)	Disability ($)	Death ($)
R. G. Zafari						
Severance [a]	–	570,000	–	2,636,250	–	–
Earned but Unpaid AIM Award(s) [b]	–	212,923	–	212,923	–	–
PSP Award Payout [c]	1,266,804	1,266,804	–	1,267,247	1,266,804	1,266,804
Value of Unvested Equity Awards [d]	1,388,396	1,388,396	–	1,388,396	1,388,396	1,388,396
Enhanced Retirement Benefits [e]	–	–	–	1,892,746	–	–
Outplacement [f]	–	13,400	–	100,000	–	–
Health Benefits [g]	–	–	–	22,075	–	–
Tax Assistance [h]	–	–	–	–	–	–
Total	**2,655,200**	**3,451,523**	**–**	**7,519,637**	**2,655,200**	**2,655,200**
M. J. Avedon						
Severance [a]	–	575,000	–	2,659,578	–	–
Earned but Unpaid AIM Award(s) [b]	–	488,750	–	497,357	–	–
PSP Award Payout [c]	–	1,229,097	–	4,448,013	1,229,097	1,229,097
Value of Unvested Equity Awards [d]	–	–	–	631,144	631,144	631,144
Enhanced Retirement Benefits [e]	–	–	–	1,215,105	–	–
Outplacement [f]	–	13,400	–	100,000	–	–
Health Benefits [g]	–	–	–	22,075	–	–
Tax Assistance [h]	–	–	–	4,730,412	–	–
Total	**–**	**2,306,247**	**–**	**14,303,684**	**1,860,241**	**1,860,241**
G. S. Michel						
Severance [a]	–	490,000	–	2,205,000	–	–
Earned but Unpaid AIM Award(s) [b]	–	392,000	–	447,985	–	–
PSP Award Payout [c]	–	–	–	884,253	883,921	883,921
Value of Unvested Equity Awards [d]	–	–	–	769,236	769,236	769,236
Enhanced Retirement Benefits [e]	–	–	–	1,092,237	–	–
Outplacement [f]	–	13,400	–	100,000	–	–
Health Benefits [g]	–	–	–	113,075	–	–
Tax Assistance [h]	–	–	–	–	–	–
Total	**–**	**895,400**	**–**	**5,611,786**	**1,653,157**	**1,653,157**
T. D. Wyman						
Severance [a]	–	500,000	–	2,187,500	–	–
Earned but Unpaid AIM Award(s) [b]	–	346,913	–	346,913	–	–
PSP Award Payout [c]	–	883,921	–	884,253	883,921	883,921
Value of Unvested Equity Awards [d]	–	–	–	460,608	460,608	460,608
Enhanced Retirement Benefits [e]	–	–	–	666,702	–	–
Outplacement [f]	–	13,400	–	100,000	–	–
Health Benefits [g]	–	–	–	22,075	–	–
Tax Assistance [h]	–	–	–	–	–	–
Total	**–**	**1,744,234**	**–**	**4,668,051**	**1,344,529**	**1,344,529**

(a) For the "Involuntary without Cause" column, for those NEOs who do not have a formal separation agreement, the current severance guidelines permit payment of up to one year's base salary provided that such termination was not eligible for severance benefits under the Major Restructuring Severance Plan. For the amounts shown under the "Change in Control" columns, refer to the description of how severance is calculated in the section above, entitled Post-Employment Benefits.

(b) For the "Involuntary without Cause" column, these amounts represent the (i) AIM award earned by Messrs. Lamach and Wyman and Ms. Carter and Avedon in 2015 and paid pursuant to the terms of their employment agreements and (iii) prorated AIM awards (up to target) that may be paid to the other NEOs depending on the circumstances and timing of the termination. For the amounts under "Change in Control," these amounts represent the actual award earned for the 2015 performance period, which may be more or less than the target award.

(c) For the "Involuntary without Cause" column, these amounts represent the cash value of the prorated PSU award payout to (i) Messrs. Lamach and Wyman and Ms. Avedon pursuant to the terms of their employment agreements and (ii) Messrs. Teirlinck and Zafari because they were retirement eligible at December 31, 2015. For the "Change in Control" column for Messrs. Lamach and Teirlinck and Ms. Avedon, these amounts represent the cash value of the PSU award payout, based on the appropriate multiple. For the "Change in Control" column for Messrs. Zafari, Michel and Wyman and Ms. Carter, these values represent what would be provided under the terms of the 2007 Plan and 2013 Plan, which provide a pro-rated payment for all outstanding awards at target. For the "Retirement," "Disability" and "Death" columns, amounts represent the cash value of the prorated portion of their PSUs that vest upon such events assuming performance at target. Amounts for each column are based on the closing stock price of the ordinary shares on December 31, 2015 ($55.29).

(d) The amounts shown for "Retirement," "Involuntary without Cause," "Change in Control," "Death" and "Disability" represent (i) the value of the unvested RSUs, which is calculated based on the number of unvested RSUs multiplied by the closing stock price of the ordinary shares on December 31, 2015 ($55.29), and (ii) the intrinsic value of the unvested stock options, which is calculated based on the difference between the closing stock price of the ordinary shares on December 31, 2015 ($55.29) and the relevant exercise price. However, only in the event of termination following a "Change in Control" or, beginning with the 2013 awards, termination due to "Death" or "Disability" is there accelerated vesting of unvested awards. For "Retirement," "Disability" (before 2013 grant) and "Death" (before 2013 grant), the awards do not accelerate but continue to vest on the same basis as active employees. Because Messrs. Teirlinck and Zafari were retirement eligible, they would continue to vest in stock options and RSUs after termination of employment for any reason other than cause.

(e) In the event of a change in control of the Company and termination of the NEOs, the present value of the pension benefits under the EOSP, KMP and Supplemental Pension Plans would be paid out as lump sums. While there is no additional benefit to the NEOs as a result of either voluntary retirement/resignation and/or involuntary resignation without cause, there are differences (based on the methodology mandated by the SEC) between the numbers that are shown in the Pension Benefits Table and those that would actually be payable to the NEO under these termination scenarios.

(f) For the "Involuntary without Cause" column, each NEO is eligible for outplacement services for a twelve month period, not to exceed $13,400. For the "Change in Control" column, the amount represents the maximum expenses the Company would reimburse the NEO for professional outplacement services.

(g) Represents the Company cost of health and welfare coverage. The cost for "Change in Control" represents continued active coverage for the severance period. For Mr. Michel, the value shown includes the cost for retiree coverage.

(h) Pursuant to the change-in-control agreements for Messrs. Lamach and Teirlinck and Ms. Avedon, if any payment or distribution by the Company to these NEOs creates certain incremental taxes, they would be entitled to receive from the Company a payment in an amount sufficient to place them in the same after-tax financial position as if such taxes had not been imposed. As noted earlier, only 4 of the 17 officers retain this provision in their CIC Agreements.

INFORMATION CONCERNING VOTING AND SOLICITATION

WHY DID I RECEIVE THIS PROXY STATEMENT?

We sent you this Proxy Statement or a Notice of Internet Availability of Proxy Materials ("Notice") because our Board of Directors is soliciting your proxy to vote at the Annual General Meeting. This Proxy Statement summarizes the information you need to know to vote on an informed basis.

WHY ARE THERE TWO SETS OF FINANCIAL STATEMENTS COVERING THE SAME FISCAL PERIOD?

U.S. securities laws require us to send you our 2015 Form 10-K, which includes our financial statements prepared in accordance with U.S. GAAP. These financial statements are included in the mailing of this Proxy Statement. Irish law also requires us to provide you with our Irish Financial Statements for our 2015 fiscal year, including the reports of our Directors and auditors thereon, which accounts have been prepared in accordance with Irish law. The Irish Financial Statements are available on the Company's website at *www.ingersollrand.com/irishstatutoryaccounts* and will be laid before the Annual General Meeting.

HOW DO I ATTEND THE ANNUAL GENERAL MEETING?

All shareholders are invited to attend the Annual General Meeting. **In order to be admitted, you must present a form of personal identification and evidence of share ownership.**

If you are a shareholder of record, evidence of share ownership will be either (1) an admission ticket, which is attached to the proxy card and must be separated from the proxy card and kept for presentation at the meeting if you vote your proxy by mail, or (2) a Notice.

If you own your shares through a bank, broker or other holder of record ("street name holders"), evidence of share ownership will be either (1) your most recent bank or brokerage account statement, or (2) a Notice. If you would rather have an admission ticket, you can obtain one in advance by mailing a written request, **along with proof of your ownership of the Company's ordinary shares,** to:

Secretary
Ingersoll-Rand plc
170/175 Lakeview Dr.
Airside Business Park
Swords, Co. Dublin
Ireland

No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted at the Annual General Meeting.

WHO MAY VOTE?

You are entitled to vote if you beneficially owned the Company's ordinary shares at the close of business on April 8, 2016, the Record Date. At that time, there were [_____] of the Company's ordinary shares outstanding and entitled to vote. Each ordinary share that you own entitles you to one vote on all matters to be voted on a poll at the Annual General Meeting.

HOW DO I VOTE?

Shareholders of record can cast their votes by proxy by:

- using the Internet and voting at www.proxyvote.com;
- calling 1-800-690-6903 and following the telephone prompts; or
- completing, signing and returning a proxy card by mail. If you received a Notice and did not receive a proxy card, you may request one at sendmaterial@proxyvote.com.

The Notice is not a proxy card and it cannot be used to vote your shares.

If you are a shareholder of record and you choose to submit your proxy by telephone by calling the toll-free number on your proxy card, your use of that telephone system and in particular the entry of your pin number/other unique identifier, will be deemed to constitute your appointment, in writing and under hand, and for all purposes of the Companies Act 2014, of the persons named on the proxy card as your proxy to vote your shares on your behalf in accordance with your telephone instructions.

Shareholders of record may also vote their shares directly by attending the Annual General Meeting and casting their vote in person or appointing a proxy (who does not have to be a shareholder) to attend the Annual General Meeting and casting votes on their behalf in accordance with their instructions.

Street name holders must vote their shares in the manner prescribed by their bank, brokerage firm or nominee. Street name holders who wish to vote in person at the Annual General Meeting must obtain a legal proxy from their bank, brokerage firm or nominee. Street name holders will need to bring the legal proxy with them to the Annual General Meeting and hand it in with a signed ballot that is available upon request at the meeting. Street name holders will not be able to vote their shares at the Annual General Meeting without a legal proxy and a signed ballot.

Even if you plan to attend the Annual General Meeting, we recommend that you vote by proxy as described above so that your vote will be counted if you later decide not to attend the meeting.

In order to be timely processed, your vote must be received by 5:30 p.m. Eastern Time on May 31, 2016 (or, if you are a street name holder, such earlier time as your bank, brokerage firm or nominee may require).

HOW MAY EMPLOYEES VOTE UNDER OUR EMPLOYEE PLANS?

If you participate in the ESP, the Ingersoll-Rand Company Employee Savings Plan for Bargained Employees, the Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico, the Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant or the Trane 401(k) and Thrift Plan, then you may be receiving these materials because of shares held for you in those plans. In that case, you may use the enclosed proxy card to instruct the plan trustees of those plans how to vote your shares, or give those instructions by telephone or over the Internet. They will vote these shares in accordance with your instructions and the terms of the plan.

To allow plan administrators to properly process your vote, your voting instructions must be received by 5:30 p.m. Eastern Time on May 31, 2016.

If you do not provide voting instructions for shares held for you in any of these plans, the plan trustees will vote these shares in the same ratio as the shares for which voting instructions are provided.

MAY I REVOKE MY PROXY?

You may revoke your proxy at any time *before it is voted at the Annual General Meeting* in any of the following ways:

- by notifying the Company's Secretary in writing: c/o Ingersoll-Rand plc, 170/175 Lakeview Dr., Airside Business Park, Swords, Co. Dublin, Ireland;
- by submitting another properly signed proxy card with a later date or another Internet or telephone proxy at a later date but prior to the close of voting described above; or
- by voting in person at the Annual General Meeting.

Merely attending the Annual General Meeting does not revoke your proxy. To revoke a proxy, you must take one of the actions described above.

HOW WILL MY PROXY GET VOTED?

If your proxy is properly submitted, your proxy holder (one of the individuals named on the proxy card) will vote your shares as you have directed. If you are a street name holder, the rules of the NYSE permit your bank, brokerage firm or nominee to vote your shares on Items 3, 4 and 6 (routine matter) if it does not receive instructions from you. However, your bank, brokerage firm or nominee may not vote your shares on Items 1, 2, 5, 7, 8A, 8B, 9A and 9B (non-routine matters) if it does not receive instructions from you ("broker non-votes"). Broker non-votes will not be counted as votes for or against the non-routine matters, but rather will be regarded as votes withheld and will not be counted in the calculation of votes for or against the resolution.

If you are a shareholder of record and you do not specify on the proxy card you send to the Company (or when giving your proxy over the Internet or telephone) how you want to vote your shares, then the Company-designated proxy holders will vote your shares in the manner recommended by our Board of Directors on all matters presented in this Proxy Statement and as the proxy holders may determine in their discretion regarding any other matters properly presented for a vote at the meeting.

WHAT CONSTITUTES A QUORUM?

The presence (in person or by proxy) of shareholders entitled to exercise a majority of the voting power of the Company on the Record Date is necessary to constitute a quorum for the conduct of business. Abstentions and broker non-votes are treated as "shares present" for the purposes of determining whether a quorum exists.

WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL?

A majority of the votes cast at the Annual General Meeting is required to approve each of Items 1, 2, 3 and 4. A majority of the votes cast means that the number of votes cast "for" an Item must exceed the number of votes cast "against" that Item. Items 5, 6, 7, 8A, 8B, 9A and 9B are considered special resolutions under Irish law and require 75% of the votes cast for approval.

Although abstentions and broker non-votes are counted as "shares present" at the Annual General Meeting for the purpose of determining whether a quorum exists, they are not counted as votes cast either "for" or "against" the resolution and, accordingly, will not affect the outcome of the vote.

WHO PAYS THE EXPENSES OF THIS PROXY STATEMENT?

We have hired Georgeson Inc. to assist in the distribution of proxy materials and the solicitation of proxies for a fee estimated at $17,500 plus out-of-pocket expenses. Proxies will be solicited on behalf of our Board of Directors by mail, in person, by telephone and through the Internet. We will bear the cost of soliciting proxies. We will also reimburse brokers and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy materials to the persons for whom they hold shares.

HOW WILL VOTING ON ANY OTHER MATTER BE CONDUCTED?

Although we do not know of any matters to be presented or acted upon at the Annual General Meeting other than the items described in this Proxy Statement, if any other matter is proposed and properly presented at the Annual General Meeting, the proxy holders will vote on such matters in accordance with their best judgment.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of the Record Date, the beneficial ownership of our ordinary shares by (i) each director and director nominee of the Company, (ii) each executive officer of the Company named in the Summary Compensation Table below, and (iii) all directors and executive officers of the Company as a group:

Name	Ordinary Shares [1]	Notional Shares [2]	Options Exercisable Within 60 Days [3]
A. C. Berzin			
J. Bruton			
E. L. Chao			
J. L. Cohon			
G. D. Forsee			
C. J. Horner			
L. P. Hudson			
M. P. Lee			
J. P. Surma			
R. J. Swift			
T. L. White			
M.W. Lamach			
S.K. Carter			
D. P. M. Teirlinck			
R. G. Zafari			
M. J. Avedon			
G.S. Michel			
T. D. Wyman			
All directors and executive officers as a group ([____] persons) [4]			

(1) Represents (i) ordinary shares held directly; (ii) ordinary shares held indirectly through a trust; (iii) unvested shares, including any RSUs or PSUs, and ordinary shares and ordinary share equivalents notionally held under the Trane Deferred Compensation Plan (the "TDCP") that may vest or are distributable within 60 days of the Record Date; and (iv) ordinary shares held by the trustee under the ESP for the benefit of executive officers. No director or executive officer of the Company beneficially owns 1% or more of the Company's ordinary shares.

(2) Represents ordinary shares and ordinary share equivalents notionally held under the Ingersoll Rand Directors Deferred Compensation Plan (the "DDCP I") and the Ingersoll Rand Directors Deferred Compensation and Stock Award Plan II (the "DDCP II" and, together with the DDCP I, referred to as the "DDCP Plans"), the EDCP Plans and the TDCP that are not distributable within 60 days of the Record Date.

(3) Represents ordinary shares as to which directors and executive officers had stock options or SARs exercisable within 60 days of the Record Date, under the Company's Incentive Stock Plans.

(4) The Company's ordinary shares beneficially owned by all directors and executive officers as a group (including shares issuable under exercisable options) aggregated approximately [_] of the total outstanding ordinary shares. Ordinary shares and ordinary share equivalents notionally held under the DDCP Plans, the EDCP Plans and the TDCP and ordinary share equivalents resulting from dividends on deferred stock awards are not counted as outstanding shares in calculating these percentages because they are not beneficially owned; the directors and executive officers have no voting or investment power with respect to these shares or share equivalents.

The following table sets forth each shareholder which is known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares of the Company based solely on the information filed by such shareholder on Schedule 13D or filed by such shareholder in 2015 for the year ended December 31, 2015 on Schedule 13G under the Securities Exchange Act of 1934:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class [1]
BlackRock, Inc. [2] 40 East 52nd Street New York, New York 10022	18,814,766	7.2%
Vanguard Group [3] 100 Vanguard Blvd. Malvern, PA 19355	14,467,839	5.54%

(1) The ownership percentages set forth in this column are based on the Company's outstanding ordinary shares on the Record Date and assumes that each of the beneficial owners continued to own the number of shares reflected in the table above on such date.

(2) Information regarding BlackRock, Inc. and its stockholdings was obtained from a Schedule 13G filed with the SEC on February 10, 2016. The filing indicated that, as of December 31, 2015, BlackRock, Inc. had sole voting power as to 16,171,142 of such shares and sole dispositive power as to 18,799,847 of such shares.

(3) Information regarding Vanguard Group and its stockholdings was obtained from a Schedule 13G filed with the SEC on February 10, 2016. The filing indicated that, as of December 31, 2015, Vanguard Group Inc. had sole voting power as to 488,574 of such shares and sole dispositive power as to 13,951,922 of such shares.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2015, with respect to the Company's ordinary shares that may be issued under equity compensation plans:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in First Column)
Equity compensation plans approved by security holders [1]	9,214,322	$43.45	13,104,644
Equity compensation plans not approved by security holders [2]	1,376,497	–	–
Total	**10,590,819**	**$43.45**	**13,104,644**

(1) Consists of the Incentive Stock Plan of 1998, the 2007 Plan, the 2013 Plan and the Trane 2002 Omnibus Incentive Plan.

(2) Consists of EDCP Plans, DDCP Plans and the TDCP. Plan participants acquire Company shares under these plans as a result of the deferral of salary, AIM awards and PSUs.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The Company does not generally engage in transactions in which its executive officers, directors or nominees for directors, any of their immediate family members or any of its 5% shareholders have a material interest. Pursuant to the Company's written related person transaction policy, any such transaction must be reported to management, which will prepare a summary of the transaction and refer it to the Corporate Governance and Nominating Committee for consideration and approval by the disinterested directors. The Corporate Governance and Nominating Committee reviews the material terms of the related person transaction, including the dollar values involved, the relationships and interests of the parties to the transaction and the impact, if any, to a director's independence. The Corporate Governance and Nominating Committee only approves those transactions that are in the best interest of the Company. In addition, the Company's Code of Conduct, which sets forth standards applicable to all employees, officers and directors of the Company, generally proscribes transactions that could result in a conflict of interest for the Company. Any waiver of the Code of Conduct for any executive officer or director requires the approval of the Company's Board of Directors. Any such waiver will, to the extent required by law or the NYSE, be disclosed on the Company's website at *www.ingersollrand.com* or on a current report on Form 8-K. No such waivers were requested or granted in 2015.

We have not made payments to directors other than the fees to which they are entitled as directors (described under the heading "Compensation of Directors") and the reimbursement of expenses related to their services as directors. We have made no loans to any director or officer nor have we purchased any shares of the Company from any director or officer.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and officers, and persons who beneficially own more than ten percent of the Company's ordinary shares, to file reports of ownership and reports of changes in ownership with the SEC and the NYSE. To the Company's knowledge, based solely on its review of such forms received by the Company and written representations that no other reports were required, all Section 16(a) filing requirements were complied with for the year 2015.

SHAREHOLDER PROPOSALS AND NOMINATIONS

Any proposal by a shareholder intended to be presented at the 2017 Annual General Meeting of shareholders of the Company must be received by the Company at its registered office at 170/175 Lakeview Drive, Airside Business Park, Swords, Co. Dublin, Ireland, Attn: Secretary, no later than December 26, 2016, for inclusion in the proxy materials relating to that meeting. Any such proposal must meet the requirements set forth in the rules and regulations of the SEC, including Rule 14a-8, in order for such proposals to be eligible for inclusion in our 2016 proxy statement.

The Company's Articles of Association set forth procedures to be followed by shareholders who wish to nominate candidates for election to the Board of Directors in connection with Annual General Meetings of shareholders or pursuant to written shareholder consents or who wish to bring other business before a shareholders' general meeting. All such nominations must be accompanied by certain background and other information specified in the Articles of Association. In connection with the 2017 Annual General Meeting, written notice of a shareholder's intention to make such nominations or bring business before the Annual General Meeting must be given to the Secretary of the Company not later than March 6, 2017. If the date of the 2017 Annual General Meeting occurs more than 30 days before, or 60 days after, the anniversary of the 2016 Annual General Meeting, then the written notice must be provided to the Secretary of the Company not later than the seventh day after the date on which notice of such Annual General Meeting is given.Please see the description in Item 7 (Amend the Company's Articles of Association to implement proxy access) for nominating procedures where a shareholder wishes to avail of proxy access, which will be available for our 2017 Annual General Meeting should shareholders approve the proposal at Item 7 at the 2016 Annual General Meeting.

The Corporate Governance and Nominating Committee will consider all shareholder recommendations for candidates for Board membership, which should be sent to the Committee, care of the Secretary of the Company, at the address set forth above. In addition to considering candidates recommended by shareholders, the Committee considers potential candidates recommended by current directors, Company officers, employees and others. As stated in the Company's Corporate Governance Guidelines, all candidates for Board membership are selected based upon their judgment, character, achievements and experience in matters affecting business and industry. Candidates recommended by shareholders are evaluated in the same manner as director candidates identified by any other means.

In order for you to bring other business before a shareholder general meeting, timely notice must be received by the Secretary of the Company within the time limits described above. The notice must include a description of the proposed item, the reasons you believe support your position concerning the item, and other specified matters. These requirements are separate from and in addition to the requirements you must meet to have a proposal included in our Proxy Statement. The foregoing time limits also apply in determining whether notice is timely for purposes of rules adopted by the SEC relating to the exercise of discretionary voting authority.

If a shareholder wishes to communicate with the Board of Directors for any other reason, all such communications should be sent in writing, care of the Secretary of the Company, or by email at *irboard@irco.com*.

HOUSEHOLDING

SEC rules permit a single set of annual reports and proxy statements to be sent to any household at which two or more shareholders reside if they appear to be members of the same family. Each shareholder continues to receive a separate proxy card. This procedure is referred to as householding. While the Company does not household in mailings to its shareholders of record, a number of brokerage firms with account holders who are Company shareholders have instituted householding. In these cases, a single proxy statement and annual report will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once a shareholder has received notice from his or her broker that the broker will be householding communications to the shareholder's address, householding will continue until the shareholder is notified otherwise or until the shareholder revokes his or her consent. If at any time a shareholder no longer wishes to participate in householding and would prefer to receive a separate proxy statement and annual report, he or she should notify his or her broker. Any shareholder can receive a copy of the Company's proxy statement and annual report by contacting the Company at its registered office at 170/175 Lakeview Drive, Airside Business Park, Swords, Co. Dublin, Ireland, Attention: Secretary or by accessing it on the Company's website at *www.ingersollrand.com*.

Shareholders who hold their shares through a broker or other nominee who currently receive multiple copies of the proxy statement and annual report at their address and would like to request householding of their communications should contact their broker.

Dated: April [   ], 2016

Directions to the Annual General Meeting

DIRECTIONS FROM DUBLIN AIRPORT

- Take the M1 from the Dublin Airport and follow the signs for the M50 to the Westlink Toll Bridge.
- Immediately after coming off toll bridge, exit at junction 7 and head right to N4- Galway/Sligo & The West.
- Continue on this road past the Lucan Spa Hotel and on to the M4 Motorway.
- Exit Motorway at Naas/Maynooth signpost and a junction take left for Naas.
- Continue for approximately 5 miles/8km - cross Clane Road and follow sign for Straffan
- Past Barberstown Castle and into Straffan Village - continue through village - entrance to Hotel ½ mile/800 m on right hand side.
- Satellite Navigation Co-Ordinates: 53.308056- Latitude, -6.625050- Longitude

Proxy Access Amendments to Articles

Note: the amendments set forth in this Appendix B are reflected as a comparison to the Articles of Association of the Company as of the date of this proxy statement. Additional amendments will be made to the provisions of the Articles of Association included in this Appendix B if shareholders approve Item 9.

36. (a) At any annual general meeting only such business shall be conducted as shall have been brought before the meeting (i) by or at the direction of the Board or (ii) by any member entitled to vote at such meeting who complies with the procedures set forth in this article *or article 84, as applicable*.

   (b) Any member entitled to vote at any annual general meeting may propose business to be included in the agenda of such meeting only if written notice of such member's intent is given to the Secretary of the Company, either by personal delivery or mail or by facsimile, not later than 90 days in advance of the anniversary of the immediately preceding annual general meeting or if the date of the annual general meeting of members occurs more than 30 days before or 60 days after the anniversary of such immediately preceding annual general meeting, not later than the close of business on the seventh day following the date on which notice of such meeting is given to members. A member's notice to the Secretary shall set forth in writing as to each matter such member proposes to bring before the annual general meeting (i) a brief description of the business desired to be brought before the annual general meeting and the reasons for conducting such business at the annual general meeting, (ii) the name and address, as they appear on the Company's books, of the members proposing such business, (iii) the class and number of shares of the Company which are beneficially owned by the member and (iv) any material interest of the member in such business. Notwithstanding anything in these articles to the contrary, no business shall be conducted at an annual general meeting except in accordance with the procedures set forth in this article. The Chairman or other person presiding at the annual general meeting shall, if the facts so warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the provisions of this subparagraph, and, if such Chairman or other person should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

   (c) Any member entitled to vote for the election of Directors at a meeting or to express a consent in writing without a meeting may nominate a person or persons for election as a Director only if written notice of such member's intent to make such nomination is given to the Secretary of the Company, either by personal delivery, mail or facsimile not later than (i) with respect to an election to be held at an annual general meeting of members, 90 days in advance of the anniversary of the immediately preceding annual general meeting or if the date of the annual general meeting of members occurs more than 30 days before or 60 days after the anniversary of such immediately preceding annual general meeting, not later than the close of business on the seventh day following the date on which notice of such meeting is given to members*, provided, however, that if such member wishes to have their nominee or nominees for Director included in the Company's proxy materials for the applicable annual general meeting, then such member shall comply with the notice requirements set forth in article 84;* and (ii) in the case of any member who wishes to nominate a person or persons for election as a Director pursuant to consents in writing by members without a meeting (to the extent election by such consents is permitted under applicable law and these articles), 60 days in advance of the date on which materials soliciting such consents are first mailed to members or, if no such materials are required to be mailed under applicable law, 60 days in advance of the date on which the first such consent in writing is executed. Each such notice shall set forth the name and address of the member who intends to make the nomination and of the person or persons to be nominated for election as a Director, a representation that the member is a holder of record of shares of the Company entitled to vote at such meeting or to express such consent in writing and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice or to execute such a consent in writing to elect such person or persons as a Director, a description of all arrangements or understandings between the member and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations for election as a Director are to be made by the member, such other information regarding each nominee proposed by such member as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the United States Securities and Exchange Commission if such nominee had been nominated, or was intended to be nominated, for election as a Director by the Board, and the consent of each nominee to serve as a Director if so elected. The Board may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedures.

84.　　　The Directors shall be individuals appointed as follows:

(a)　　[RESERVED for purposes of this Appendix B]

(b)　　The Directors may appoint a person who is willing to act to be a Director, either to fill a vacancy or as an additional Director, provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with these articles as the maximum number of Directors. A Director so appointed shall hold office only until the next following annual general meeting. If not re-appointed at such annual general meeting, such Director shall vacate office at the conclusion thereof.

(c)　(i)　Whenever the Board solicits proxies with respect to the election of Directors at an annual general meeting, in addition to any persons nominated for election to the Board by or at the direction of the Board or any committee thereof, subject to the provisions of this article 84(c), the Company shall (i) include in its notice of meeting and proxy materials, as applicable, for any annual general meeting of shareholders (1) the name of any person nominated for election (the "Shareholder Nominee") by an owner (as defined below) as of the date that the Notice of Proxy Access Nomination (as defined below) is received by the Company in accordance with this article 84(c) who is entitled to vote at the annual general meeting and who satisfies the notice, ownership and other requirements of this article 84(c) (a "Nominator") or by a group of no more than 20 such owners (a "Nominator Group") that, collectively as a Nominator Group, satisfies the notice, ownership and other requirements of this article 84(c) applicable to a Nominator Group; provided that, in the case of a Nominator Group, each member thereof (each a "Group Member") shall have satisfied the notice, ownership and other requirements of this article 84(c) applicable to Group Members, and (2) subject to sub-paragraph (x) of this article 84(c), if the Nominator or the Nominator Group, as applicable, so elects, the Nomination Statement (as defined below) furnished by such Nominator or Nominator Group; and (ii) include such Shareholder Nominee's name on any ballot distributed at such annual general meeting and on the Company's proxy card (or any other format through which the Company permits proxies to be submitted) distributed in connection with such annual general meeting. Nothing in this article 84(c) shall limit the Company's ability to solicit against, and include in its proxy materials its own statements relating to, any Shareholder Nominee, Nominator or Nominator Group, or to include such Shareholder Nominee as a nominee of the Board.

(ii)　At each annual general meeting, a Nominator or Nominator Group may nominate one or more Shareholder Nominees for election at such meeting pursuant to this article 84(c); provided that the maximum number of Shareholder Nominees nominated by all Nominators and Nominator Groups (including Shareholder Nominees that were submitted by a Nominator or Nominator Group for inclusion in the Company's proxy materials pursuant to this article 84(c) but either are subsequently withdrawn, disregarded, declared invalid or ineligible pursuant to this article 84(c) or that the Board determines to nominate as Board nominees) appearing in the Company's proxy materials with respect to an annual general meeting shall not exceed the greater of (i) two nominees and (ii) 20% of the total number of Directors in office as of the Final Proxy Access Deadline (as defined below), or if such number is not a whole number, the closest whole number below 20% (the "Maximum Number"). The Maximum Number shall be reduced, but not below zero, by the sum of (x) the number of Director candidates that are included in the Company's proxy materials with respect to such annual general meeting as an unopposed (by the Company) nominee pursuant to an agreement, arrangement or other understanding with one or more owners, as the case may be (other than any such agreement, arrangement or other understanding entered into in connection with an acquisition of capital stock of the Company by such owner from the Company); (y) the number of Directors that the Board decides to nominate for re-election who were previously elected to the Board based on a nomination made pursuant to article 36(c) or this article 84(c), in each case, at one of the previous two annual general meetings; and (z) the number of Directors that the Board decides to nominate for re-election who were previously included in the Company's proxy materials as an unopposed (by the Company) nominee pursuant to an agreement, arrangement or other understanding with one or more owners, as the case may be (other than any such agreement, arrangement or other understanding entered into in connection with an acquisition of capital stock of the Company by such owner from the Company), in each case, at one of the previous two annual general meetings. If one or more vacancies for any reason occurs on the Board at any time after the Final Proxy Access Deadline but before the date of the applicable annual general meeting and the Board resolves to reduce the size of the Board in connection therewith, the Maximum Number shall be calculated based on the number of Directors in office as so reduced. Any Nominator or Nominator Group submitting more than one Shareholder Nominee for inclusion in the Company's proxy materials pursuant to this article 84(c) shall rank in its Notice of Proxy Access Nomination such Shareholder Nominees based on the order that the Nominator or Nominator Group desires such Shareholder Nominees to be selected for inclusion in the Company's proxy materials in the event that the total number of Shareholder Nominees submitted by Nominators or Nominator Groups pursuant to this article 84(c) exceeds the Maximum Number. In the event that the number of Shareholder Nominees submitted by Nominators or Nominator Groups pursuant to this article

84(c) exceeds the Maximum Number, the highest ranking Shareholder Nominee who meets the requirements of this article 84(c) from each Nominator and Nominator Group will be selected for inclusion in the Company's proxy materials until the Maximum Number is reached, beginning with the Nominator or Nominator Group with the largest number of shares disclosed as owned (as defined below) in its respective Notice of Proxy Access Nomination submitted to the Company and proceeding through each Nominator or Nominator Group in descending order of ownership. If the Maximum Number is not reached after the highest ranking Shareholder Nominee who meets the requirements of this article 84(c) from each Nominator and Nominator Group has been selected, this process will continue as many times as necessary, following the same order each time, until the Maximum Number is reached.

(iii)   To be timely, the Notice of Proxy Access Nomination must be addressed to and received by the Secretary not less than 120 nor more than 150 days prior to the first anniversary of the date on which the Company's definitive proxy statement was released to shareholders in connection with the prior year's annual general meeting; provided, however, that if the annual general meeting is convened more than 30 days prior to or delayed by more than 60 days after the first anniversary of the preceding year's annual general meeting, or if no annual general meeting was held in the preceding year, the Notice of Proxy Access Nomination must be so received not earlier than 120 days prior to such annual general meeting and not later than the close of business on the later of (x) the 90th day prior to such annual general meeting or (y) the 10th day following the day on which a public announcement of the date of the annual general meeting is first made (the last day on which a Notice of Proxy Access Nomination may be delivered pursuant to and in accordance with this article 84(c), the "Final Proxy Access Deadline"); provided further that in no event shall any adjournment or postponement of an annual general meeting, or the public announcement thereof, commence a new time period or extend any time period as provided in this article 84(c). The written notice required by this article 84(c) (the "Notice of Proxy Access Nomination") shall include:

(1)   a written notice of the nomination by such Nominator or Nominator Group expressly electing to have its Shareholder Nominee included in the Company's proxy materials pursuant to this article 84(c) that includes, with respect to the Shareholder Nominee and the Nominator (and any owner on whose behalf the nomination is made) or, in the case of a Nominator Group, with respect to each Group Member (and any owner on whose behalf the nomination is made), all of the representations, agreements and other information required by article 36(c);

(2)   if the Nominator or Nominator Group so elects, a written statement of the Nominator or Nominator Group for inclusion in the Company's proxy statement in support of the election of the Shareholder Nominee(s) to the Board, which statement shall not exceed 500 words with respect to each Shareholder Nominee (the "Nomination Statement");

(3)   in the case of a nomination by a Nominator Group, the designation by all Group Members of one specified Group Member that is authorized to act on behalf of all Group Members with respect to the nomination and matters related thereto, including withdrawal of the nomination;

(4)   a representation by the Shareholder Nominee and the Nominator or, in the case of a Nominator Group, each Group Member, that such person has provided and will provide facts, statements and other information in all communications with the Company and its shareholders, including without limitation the Notice of Proxy Access Nomination and the Nomination Statement, that are or will be true and correct in all material respects and will not omit to state a material fact necessary in order to make the statements made in light of the circumstances under which they were made, not misleading;

(5)   a statement of the Nominator (and any owner on whose behalf the nomination is made), or, in the case of a Nominator Group, each Group Member (and any owner on whose behalf the nomination is made), setting forth and certifying the number of shares such Nominator or Nominator Group is deemed to own (as determined in accordance with sub-paragraph (iv) of this article 84(c)) continuously for at least three years as of the date of the Notice of Proxy Access Nomination and one or more written statements from the owner of the Required Shares (as defined below), and from each intermediary through which such shares are or have been held during the requisite three-year holding period, verifying that, as of a date within seven days prior to the date that the Notice of Proxy Access Nomination is received by the Secretary, the Nominator or the Nominator Group, as the case may be, owns, and has owned continuously for the preceding three years, the Required Shares, and the Nominator's or, in the case of a Nominator Group, each Group Member's, agreement to provide (1) within seven days after the record date for the applicable annual general meeting, written statements from the owner and intermediaries verifying the Nominator's or the Nominator Group's, as the case may be, continuous ownership of the Required Shares through the record date; provided that if and to the extent that an owner is acting on behalf of one or more owners

who hold shares beneficially, such written statements shall also be submitted by any such owners who hold shares beneficially, and (2) immediate notice if the Nominator or the Nominator Group, as the case may be, ceases to own any of the Required Shares prior to the date of the applicable annual general meeting;

(6)   a copy of the Schedule 14N that has been filed with the U.S. Securities and Exchange Commission as required by Rule 14a-18 under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act");

(7)   a representation by the Nominator (and any owner on whose behalf the nomination is made), or, in the case of a Nominator Group, each Group Member (and any owner on whose behalf the nomination is made): (1) that the Required Shares were acquired in the ordinary course of business and not with intent to change or influence control of the Company, and each such person does not presently have such intent, (2) that each such person will maintain ownership (as defined in this article 84(c)) of the Required Shares through the date of the applicable annual general meeting, (3) that each such person has not nominated, and will not nominate, for election to the Board at the applicable annual general meeting any person other than its Shareholder Nominee(s) pursuant to this article 84(c), (4) that each such person has not distributed, and will not distribute, to any shareholders any form of proxy for the applicable annual general meeting other than the form distributed by the Company, (5) that each such person has not engaged and will not directly or indirectly engage in, and has not been and will not be a participant (as defined in Schedule 14A of the Exchange Act) in, another person's "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a Director at the applicable annual general meeting other than its Shareholder Nominee(s) or a nominee of the Board and (6) that each such person consents to the public disclosure of the information provided pursuant to this article 84(c); and

(8)   an executed agreement, in a form deemed satisfactory by the Board, pursuant to which the Nominator and any owner on whose behalf the nomination is made or, in the case of a Nominator Group, each Group Member (and any owner on whose behalf the nomination is made) agrees to (1) comply with all applicable laws, rules and regulations arising out of or relating to the nomination of each Shareholder Nominee pursuant to this article 84(c), (2) assume all liability stemming from any legal or regulatory violation arising out of the communications and information provided by such person(s) to the Company and its shareholders, including without limitation the Notice of Proxy Access Nomination, (3) indemnify and hold harmless the Company and each of its Directors, officers, employees, agents and affiliates individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Company or any of its Directors, officers, employees, agents and affiliates arising out of or relating to any nomination submitted by such person(s) pursuant to this article 84(c), (4) file with the U.S. Securities and Exchange Commission any solicitation or other communication with the Company's shareholders relating to the meeting at which the Shareholder Nominee will be nominated, regardless of whether any such filing is required under Regulation 14A of the Exchange Act or whether any exemption from filing is available for such solicitation or other communication under Regulation 14A of the Exchange Act, (5) furnish to the Company all updated information required by this article 84(c), including, without limitation, the information required by sub-paragraph (vi) of this article 84(c); and

(iv)   To nominate any such Shareholder Nominee pursuant to this article 84(c), the Nominator shall have owned or, in the case of a Nominator Group, collectively as a Nominator Group owned shares representing 3% or more of the voting power entitled to vote generally in the election of Directors (the "Required Shares") continuously for at least three years as of both the date the Notice of Proxy Access Nomination is submitted to the Company and the record date for determining owners eligible to vote at the annual general meeting and must continue to own the Required Shares at all times between the date the Notice of Proxy Access Nomination is submitted to the Company and the date of the applicable annual general meeting; provided that if and to the extent an owner is acting on behalf of one or more owners who hold shares beneficially (i) only the shares owned by such owner or owners who hold shares beneficially, and not any other shares owned by any such owner acting on behalf of such beneficial owner, shall be counted for purposes of satisfying the foregoing ownership requirement and (ii) the aggregate number of owners whose share ownership is counted for the purposes of satisfying the foregoing ownership requirement shall not exceed 20. Two or more funds that are (i) under common management and investment control, (ii) under common management and funded primarily by the same employer or (iii) a "family of investment companies" or "group of investment companies," as such terms are defined in the Investment Company Act of 1940, as amended, shall be treated as one owner, as the case may be, for the purpose of satisfying the foregoing ownership requirements; provided that each fund otherwise meets the requirements set forth in this article 84(c); and provided further that any such funds whose shares are aggregated for the purpose of satisfying the foregoing ownership requirements provide documentation reasonably satisfactory to the Company that demonstrates that the funds satisfy the conditions set forth in this article 84(c)(iv) to be treated as one owner within seven days after the Notice of Proxy Access Nomination is delivered to the Company. No owner may be a member of more than one Nominator Group for the purposes of this article 84(c).

For purposes of this article 84(c), "ownership" shall be deemed to consist of and include only the outstanding shares as to which a person possesses both (i) the full voting and investment rights pertaining to such shares and (ii) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the ownership of shares calculated in accordance with clauses (i) and (ii) above shall not include any shares (1) that a person or any of its affiliates has sold in any transaction that has not been settled or closed, including any short sale, (2) that a person or any of its affiliates has borrowed for any purposes or purchased pursuant to an agreement to resell or (3) that are subject to any Derivative Instrument (as defined below) or similar agreement entered into by a person or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of shares, in any such case which instrument or agreement has, or is intended to have, or if exercised by either party would have, the purpose or effect of (x) reducing in any manner, to any extent or at any time in the future, the person's or such person's affiliates' full right to vote or direct the voting of any such shares, and/or (y) hedging, offsetting or altering to any degree gain or loss arising from the full economic ownership of such person's or such person's affiliates' shares. "Ownership" shall include shares held in the name of a nominee or other intermediary so long as the person claiming ownership of such shares retains the right to instruct how the shares are voted with respect to the election of Directors and possesses the full economic interest in the shares. A person's ownership of shares shall be deemed to continue during any period in which the person has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement that is revocable at any time by the person. A person's ownership of shares shall be deemed to continue during any period in which the person has loaned such shares provided that the person both has the power to recall such loaned shares on three U.S. business days' notice. The determination of whether the requirements of "ownership" of shares for purposes of this article 84(c) are met shall be made by the Board, which determination shall be conclusive and binding on the Company, its shareholders and all other parties. For the purposes of this article 84(c), the terms "own" "owned," "owner" and "owning" and other variations of the word "own" shall have correlative meanings. For the purposes of this article 84(c), the term "affiliate" or "affiliates" shall have the meaning ascribed thereto under the rules and regulations of the Exchange Act.

(v)   In addition to the representations, agreements and other information required to be furnished by the Nominator and Shareholder Nominee pursuant to this article 84(c), the Notice of Proxy Access Nomination shall set forth:

(1)   with respect to the Nominator (and any owner on whose behalf the nomination is made) or, in the case of a Nominator Group, with respect to each Group Member (and any owner on whose behalf the nomination is made):

(a)   the name and address of each such person;

(b)   (aa) the class, series and number of shares of the Company that are owned, directly or indirectly, beneficially and of record by each such person; (bb) any option, warrant, convertible security, stock appreciation right or other right, in each case with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Company or with a value derived in whole or in part from the value of any class or series of shares of the Company, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of the Company or otherwise (a "Derivative Instrument"), directly or indirectly owned beneficially by each such person, and any other direct or indirect opportunity of such person to profit or share in any profit derived from any increase or decrease in the value of shares of the Company; (cc) any proxy, contract, arrangement, understanding or relationship pursuant to which any person is a party and has a right to vote, directly or indirectly, any shares of any security of the Company; (dd) any short interest in any security of the Company held by any person (for purposes of this article 84(c), a person shall be deemed to have a short interest in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security); (ee) any rights to dividends on the shares of the Company owned beneficially directly or indirectly by any person that are separated or separable from the underlying shares of the Company; (ff) any proportionate interest in shares of the Company or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which any person is a general partner or, directly or indirectly, beneficially owns an interest in a general partner; (gg) any agreement, arrangement or understanding with respect to performance-related fees (other than an asset-based fee) that any person may directly or indirectly be entitled to based on the election of the proposed nominee or any increase or decrease in the value of shares of the Company or Derivative Instruments, if any, as of the date of such notice, including without limitation any such interests held by members of each such person's immediate family sharing the same household; and (hh) any personal or other direct or indirect material interest of any person in the nomination to be submitted;

    (c)   any other information relating to each such person and the nomination that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors at an annual general meeting in a contested election pursuant to Section 14 of the Exchange Act, including the name of each participant (as defined in Item 4 of Schedule 14A under the Exchange Act, regardless of whether such solicitation is subject to such provision) in such solicitation;

    (d)   all other information relating to each such person and the nomination which may be required to be disclosed under the Act or applicable listing standards of the primary exchange on which the Company's shares are listed; and

(2)   with respect to the Shareholder Nominee:

    (a)   all of the representations, agreements and other information required to be furnished by the Nominator pursuant to article 84(c)(v)(1);

    (b)   the age, business address and residence address of such person;

    (c)   the principal occupation or employment of such person; and

    (d)   particulars which would, if such person were so appointed, be required to be included in the Company's register of Directors and Secretary.

(vi)   For the avoidance of doubt, with respect to any nomination submitted by a Nominator Group pursuant to this article 84(c), the information required by sub-paragraphs (iii) and (v) of this article 84(c) to be included in the Notice of Proxy Access Nomination shall be provided by each Group Member (and any owner on whose behalf the nomination is made) and each such Group Member (and any owner on whose behalf the nomination is made) shall execute and deliver to the Secretary the representations and agreements required under sub-paragraph (iii) of this article 84(c) at the time the Notice of Proxy Access Nomination is submitted to the Company (or, in the case of any person who becomes a Group Member after such date, within 5 days of becoming a Group Member). In the event that the Nominator, Nominator Group or any Group Member shall have breached any of their agreements with the Company or any information included in the Nomination Statement, or any other communications by the Nominator, Nominator Group or any Group Member (and any owner on whose behalf the nomination is made) with the Company or its shareholders, ceases to be true and correct in all material respects (or omits a material fact necessary to make the statements made, in light of the circumstances under which they were made and as of such later date, not misleading), each Nominator, Nominator Group or Group Member (and any owner on whose behalf the nomination is made), as the case may be, shall promptly (and in any event within 5 days of discovering such breach or that such information has ceased to be true and correct in all material respects (or omits a material fact necessary to make the statements made, in light of the circumstances under which they were made and as of such later date, not misleading)) notify the Secretary of any such breach, inaccuracy or omission in such previously provided information and shall provide the information that is required to correct any such defect, if applicable. All such information required to be included in the Notice of Proxy Access Nomination shall be true and correct (a) as of the record date for determining the shareholders entitled to notice of the meeting and (b) as of the date that is 15 days prior to the meeting or any adjournment or postponement thereof, provided that if the record date for determining the shareholders entitled to vote at the meeting is less than 15 days prior to the meeting or any adjournment or postponement thereof, the information shall be supplemented and updated as of the date that is 15 days prior to the meeting or any adjournment or postponement thereof. Any such update and supplement shall be delivered in writing to the Secretary at the principal executive offices of the Company not later than five days after the record date for determining the shareholders entitled to notice of the meeting (in the case of any update and supplement required to be made as of the record date for determining the shareholders entitled to notice of the meeting), not later than ten days prior to the date for the meeting or any adjournment or postponement thereof (in the case of any update or supplement required to be made as of 15 days prior to the meeting or adjournment or postponement thereof) and not later than five days after the record date for determining the shareholders entitled to vote at the meeting, but no later than the date prior to the meeting or any adjournment or postponement thereof (in the case of any update and supplement required to be made as of a date less than 15 days prior the date of the meeting or any adjournment or postponement thereof). Notwithstanding anything to the contrary set forth herein, if any Nominator, Nominator Group or Group Member (and any owner on whose behalf the nomination is made) has failed to comply with the requirements of this article 84(c), the Board or the chairman of the meeting shall declare the nomination by such Nominator or Nominator Group to be invalid, and such nomination shall be disregarded.

(vii)   Shareholder Nominee Requirements.

    (1)   Within the time period specified in this article 84(c) for delivering the Notice of Proxy Access Nomination, each Shareholder Nominee must deliver to the Secretary a written representation and agreement, which shall be deemed a part of the Notice of Proxy Access Nomination for purposes of this article 84(c), that such person: (1) consents to be named in the proxy statement as a nominee, to serve as a Director if elected and to the public disclosure of the information provided pursuant to this article 84(c); (2) understands his or her duties as a Director under the Act and agrees to act in accordance with those duties while serving as a Director; (3) is not and will not become a party to (x) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such nominee, if elected as a Director of the Company, will act or vote on any issue or question to be decided by the Board (a "Voting Commitment") or that relates to the Company or the Shareholder Nominee's service on the Board, (4) is not and will not become a party to any compensatory payment or other financial agreement, arrangement or understanding with any person other than with the Company that has not been disclosed to the Company including any agreement to indemnify such Shareholder Nominee for obligations arising as a result of his or her service as a Director of the Company, and has not and will not receive any such compensation or other payment from any person other than the Company that has not been disclosed to the Company in each case in connection with such nominee's nomination, service or action as a Director of the Company; (5) if elected as a Director of the Company, will comply with all applicable laws and stock exchange listing standards and the Company's policies, guidelines and principles applicable to Directors, including, without limitation, the Company's Corporate Governance Guidelines, Code of Conduct, confidentiality, share ownership and trading policies and guidelines, and any other codes, policies and guidelines or any rules, regulations and listing standards, in each case as applicable to Directors; and (6) will provide facts, statements and other information in all communications with the Company and its shareholders that are or will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

    (2)   At the request of the Company, each Shareholder Nominee must promptly submit (but in no event later than seven days after receipt of the request) to the Secretary all completed and signed questionnaires required of Directors. The Company may request such additional information as necessary to permit the Board to determine if each nominee is independent under the listing standards of each principal securities exchange upon which the shares are listed, any applicable rules of the U.S. Securities and Exchange Commission and any publicly disclosed standards used by the Board in determining and disclosing the independence of the Company's Directors and to determine whether the nominee otherwise meets all other publicly disclosed standards applicable to Directors.

    (3)   In the event that the Shareholder Nominee shall have breached any of their agreements with the Company or any information or communications provided by a Shareholder Nominee to the Company or its shareholders ceases to be true and correct in any respect or omits a fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading, such nominee shall promptly (and in any event within 5 days of discovering such breach or that such information has ceased to be true and correct in all material respects (or omits a material fact necessary to make the statements made, in light of the circumstances under which they were made and as of such later date, not misleading)) notify the Secretary of any such breach, inaccuracy or omission in such previously provided information and of the information that is required to make such information or communication true and correct, if applicable.

(viii)   In the event any Nominator or Nominator Group (or any owner on whose behalf the nomination is made) submits a nomination at an annual general meeting and either (a) such Nominator or any Group Member of such Nominator Group (or any owner on whose behalf the nomination is made) had nominated (or been a Group Member (or an owner on whose behalf the nomination is made) of a nominator group that had nominated) a nominee for election to the Board pursuant to this article 84(c) at any of the previous two annual general meetings and such nominee shall not have received at least 10% of the votes cast in favor of such nominee's election or such nominee withdrew from or became ineligible or unavailable for election to the Board, or (b) such Shareholder Nominee shall have been nominated for election pursuant to article 36(c) or this article 84(c), in each case, at any of the previous two annual general meetings and such Shareholder Nominee shall not have received at least 25% of the votes cast in favor of such nominee's election or such nominee withdrew from or became ineligible or unavailable for election to the Board, then such nomination shall be disregarded.

(ix) Notwithstanding anything to the contrary contained in this article 84(c), the Company shall not be required to include, pursuant to this article 84(c), a Shareholder Nominee in its proxy materials for any annual general meeting, or, if the proxy statement already has been filed, to submit the nomination of a Shareholder Nominee to a vote at the annual general meeting, notwithstanding that proxies in respect of such vote may have been received by the Company:

(1) for any meeting for which the Secretary receives notice that any owner, as the case may be, intends to nominate one or more persons for election to the Board pursuant to article 36(c);

(2) if any Director then in office was previously nominated pursuant to article 36(c) or pursuant to an agreement or other arrangement with one or more owners, as the case may be, in lieu of such person being formally proposed as a nominee for election to the Board pursuant to article 36(c), in each case, at one of the previous two annual general meetings;

(3) who is not independent under the listing standards of each principal securities exchange upon which the shares of the Company are listed, any applicable rules of the U.S. Securities and Exchange Commission and any publicly disclosed standards used by the Board in determining and disclosing the independence of the Company's Directors;

(4) who is not determined by the Board to meet the audit committee independence requirements under the rules of any securities exchange upon which the shares of the Company are listed or to qualify as a "non-employee Director" for the purposes of Rule 16b-3 under the Exchange Act (or any successor rule) or as an "outside Director" for the purposes of Section 162(m) of the Internal Revenue Code of 1986;

(5) whose election as a member of the Board would cause the Company to be in violation of these articles, the Company's memorandum of association, the rules and listing standards of the principal securities exchanges upon which the shares of the Company are listed, or any applicable law, rule or regulation or of any publicly disclosed standards of the Company applicable to Directors, in each case as determined by the Board in its sole discretion;

(6) who is or has been, within the past three years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914;

(7) whose then-current or within the preceding ten years' business or personal interests place such Shareholder Nominee in a conflict of interest with the Company or any of its subsidiaries that would cause such Shareholder Nominee to violate any fiduciary duties of Directors established pursuant to the Act, including but not limited to, the duty to act in good faith in the best interests of the Company and the duty to exercise care, skill and diligence, as determined by the Board;

(8) who is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past ten years;

(9) who is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended;

(10) if the Shareholder Nominee or Nominator (or any owner on whose behalf the nomination is made), or, in the case of a Nominator Group, any Group Member (or any owner on whose behalf the nomination is made) shall have provided information to the Company in connection with such nomination that was untrue in any material respect or omitted to state a material fact necessary in order to make any statement made, in light of the circumstances under which it was made, not misleading, as determined by the Board in its sole discretion;

(11)   to the extent permitted under applicable law, the Nominator (or a qualified representative thereof) or, in the case of a Nominator Group, the representative designated by the Nominator Group in accordance with sub-paragraph (iii)(3) of this article 84(c) (or a qualified representative thereof), or the Shareholder Nominee does not appear at the applicable annual general meeting to present the Shareholder Nominee for election; or

(12)   the Nominator or, in the case of a Nominator Group, any Group Member, or applicable Shareholder Nominee otherwise breaches or fails to comply with its representations or obligations pursuant to these articles, including, without limitation, this article 84(c).

For the purpose of this sub-paragraph (ix), clauses (3) through (12) will result in the exclusion from the proxy materials pursuant to this article 84(c) of the specific Shareholder Nominee to whom the ineligibility applies, or, if the proxy statement already has been filed, the ineligibility of the Shareholder Nominee and, in either case, the inability of the Nominator or Nominator Group that nominated such Shareholder Nominee to substitute another Shareholder Nominee therefor; however, clauses (1) and (2) will result in the exclusion from the proxy materials pursuant to this article 84(c) of all Shareholder Nominees for the applicable annual general meeting, or, if the proxy statement already has been filed, the ineligibility of all Shareholder Nominees.

(x)   Notwithstanding anything to the contrary contained in this article 84(c), the Company may omit from its proxy materials any information, including all or any portion of the Nomination Statement, if the Board determines that the disclosure of such information would violate any applicable law or regulation or that such information is not true and correct in all material respects or omits to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

Companies Act Amendments to Memorandum and Articles of Association

Note: the amendments set out in this Appendix C are reflected as a comparison to the Memorandum and Articles of Association of the Company as of the date of this proxy statement. Additional amendments will be made to the provisions of the Memorandum and Articles of Association included in this Appendix C if shareholders approve Items 7 and/or 9.

Part I – Companies Act Amendments to Articles of Association

COMPANIES ~~ACTS 1963 TO 2012~~ACT 2014

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION
-of-
INGERSOLL-RAND PUBLIC LIMITED COMPANY

PRELIMINARY

(As ~~adopted by special resolution dated 4th June 2009 and as~~ amended by special resolution ~~dated 6th June 2013~~on ● 2016)

1. The provisions set out in these articles of association shall constitute the whole of the regulations ~~contained in Table A in the First Schedule to~~applicable to the Company and no "optional provision" as defined by Section 1007(2) of the Companies Act~~, 1963 shall not~~ 2014 (with the exception of Sections 83 and 84 of the Companies Act 2014) shall apply to the Company.

2. (a)   In these articles:

"Act"	means the Companies Act~~, 1963 (No. 33 of 1963) as amended by the Companies Acts 1977 to 2005~~ 2014 and ~~Parts 2~~every statutory modification and ~~3 of the Investment Funds, Companies and Miscellaneous Provisions Act 2006,~~re-enactment thereof and all statutes and statutory instruments which are to be read as one with, or construed~~,~~ or ~~to be~~ read together ~~with the Companies Acts~~.
~~"1983 Act" . . . .~~	~~the Companies (Amendment) Act, 1983.~~
~~"1990 Act" . . . .~~	~~means the Companies Act 1990 (No. 33 of 1990).~~
~~"Acts" . . . .~~	~~means the Companies Acts 1963 to 2005 and Parts 2 and 3 of the Investment Funds, Companies and Miscellaneous Provisions Act 2006, and all statutory instruments which are to be read~~ as one with, ~~or construed, or to be read together with the Companies Acts~~the aforementioned enactments and every statutory modification and re-enactment thereof for the time being in force.
"address"	includes any number or address used for the purposes of communication by way of electronic mail or other electronic communication.
"Assistant Secretary"	means any person appointed by the Secretary from time to time to assist the Secretary.
"Clear Days"	in relation to the period of notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect.
~~"electronic communication" . . . . . .~~	~~has the meaning given to those words in the Electronic Commerce Act 2000.~~
~~"electronic signature" . . . .~~	~~has the meaning given to those words in the Electronic Commerce Act 2000.~~
~~"Ordinary Resolution" . . . .~~	~~means an ordinary resolution of the Company's members within the meaning of Section 141 of the Act.~~

~~"Redeemable Shares"~~	~~means redeemable shares in accordance with Section 206 of the 1990 Act.~~
~~"Register"~~	~~means the register of the members to be kept as required in accordance with Section 116 of the Act.~~
~~"Special Resolution"~~	~~means a special resolution of the Company's members within the meaning of Section 141 of the Act.~~
"~~the~~ Company"	means the company whose name appears in the heading to these articles.
"~~the~~ Directors" or "~~the~~ Board"	means the directors from time to time and for the time being of the Company or the directors present at a meeting of the board of directors and includes any person occupying the position of director by whatever name called.
"electronic communication"	has the meaning given to those words in the Electronic Commerce Act 2000.
"electronic signature"	has the meaning given to those words in the Electronic Commerce Act 2000.
"Group"	means the Company and its subsidiaries from time to time and for the time being.
"~~the~~ "Holder"	in relation to any share, the member whose name is entered in the Register as the holder of the share or, where the context permits, the members whose names are entered in the Register as the joint holders of shares.
"IAS Regulation"	means Regulation (EC) No.1606/2002 of the European Parliament and of the Council of 19 July 2002 on the application of international accounting standards.
"Office"	means the registered office from time to time and for the time being of the Company.
"Ordinary Resolution"	means an ordinary resolution of the Company's members within the meaning of the Act.
"Redeemable Shares"	means redeemable shares in accordance with the Act.
"Register"	means the register of members to be kept as required in accordance with the Act.
"Special Resolution"	means a special resolution of the Company's members within the meaning of the Act.
"~~the~~ seal"	means the common seal of the Company.
"~~the~~ Secretary"	means any person appointed to perform the duties of the secretary of the Company.
"these articles"	means the articles of association of which this article 2 forms part, as the same may be amended and may be from time to time and for the time being in force.

(b)   Expressions in these articles referring to writing shall be construed, unless the contrary intention appears, as including references to printing, lithography, photography and any other modes of representing or reproducing words in a visible form except as provided in these articles and/or, where it constitutes writing in electronic form sent to the Company, ~~and~~ the Company has agreed to its receipt in such form. Expressions in these articles referring to execution of any document shall include any mode of execution whether under seal or under hand or any mode of electronic signature as shall be approved by the Directors. Expressions in these articles referring to receipt of any electronic communications shall, unless the contrary intention appears, be limited to receipt in such manner as the Company has approved.

(c)   Unless the contrary intention appears, words or expressions contained in these articles shall bear the same meaning as in the ~~Acts~~Act or in any statutory modification thereof in force at the date at which these articles become binding on the Company.

(d)   References herein to any enactment shall mean such enactment as the same may be amended and may be from time to time and for the time being in force.

(e)   The masculine gender shall include the feminine and neuter, and vice versa, and the singular number shall include the plural, and vice versa, and words importing persons shall include firms or companies

(f)   Reference to US$, USD, or dollars shall mean the currency of the United States of America and to €, euro, EUR or cent shall mean the currency of Ireland.

SHARE CAPITAL AND VARIATION OF RIGHTS

3.   (a)   The share capital of the Company is €40,000 and US$1,175,010,000 divided into 40,000 ordinary shares of €1 each, 1,175,000,000 ordinary shares of US$1.00 each and 10,000,000 preferred shares of US$0.001 each.

      (b)   The rights and restrictions attaching to the ordinary shares shall be as follows:

             (i)   subject to the right of the Company to set record dates for the purposes of determining the identity of members entitled to notice of and/or to vote at a general meeting and the authority of the Board and chairman of the meeting to maintain order and security, the right to attend any general meeting of the Company and to exercise one vote per ordinary share held at any general meeting of the Company;

             (ii)   the right to participate pro rata in all dividends declared by the Company; and

             (iii)   the right, in the event of the Company's winding up, to participate pro rata in the total assets of the Company.

             The rights attaching to the ordinary shares may be subject to the terms of issue of any series or class of preferred shares allotted by the Directors from time to time in accordance with article 3(c).

      (c)   The Board is empowered to cause the preferred shares to be issued from time to time as shares of one or more series of preferred shares, and in the resolution or resolutions providing for the issue of shares of each particular series, before issuance, the Board is expressly authorised to fix:

             (i)   the distinctive designation of such series and the number of shares which shall constitute such series, which number may be increased (except as otherwise provided by the Board in creating such series) or decreased (but not below the number of shares thereof then in issue) from time to time by resolution of the Board;

             (ii)   the rate of dividends payable on shares of such series, whether or not and upon what conditions dividends on shares of such series shall be cumulative and, if cumulative, the date or dates from which dividends shall accumulate;

             (iii)   the terms, if any, on which shares of such series may be redeemed, including without limitation, the redemption price or prices for such series, which may consist of a redemption price or scale of redemption prices applicable only to redemption in connection with a sinking fund (which term as used herein shall include any fund or requirement for the periodic purchase or redemption of shares), and the same or a different redemption price or scale of redemption prices applicable to any other redemption;

             (iv)   the terms and amount of any sinking fund provided for the purchase or redemption of shares of such series;

             (v)   the amount or amounts which shall be paid to the holders of shares of such series in case of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary;

             (vi)   the terms, if any, upon which the holders of shares of such series may convert shares thereof into shares of any other class or classes or of any one or more series of the same class or of another class or classes;

             (vii)   the voting rights, full or limited, if any, of the shares of such series; and whether or not and under what conditions the shares of such series (alone or together with the shares of one or more other series having similar provisions) shall be entitled to vote separately as a single class, for the election of one or more additional Directors of the Company in case of dividend arrears or other specified events, or upon other matters;

             (viii) whether or not the holders of shares of such series, as such, shall have any preemptive or preferential rights to subscribe for or purchase shares of any class or series of shares of the Company, now or hereafter authorised, or any securities convertible into, or warrants or other evidences of optional rights to purchase or subscribe for, shares of any class or series of the Company, now or hereafter authorised;

             (ix)   whether or not the issuance of additional shares of such series, or of any shares of any other series, shall be subject to restrictions as to issuance, or as to the preferences, rights and qualifications of any such other series; and

(x)   such other rights, preferences and limitations as may be permitted to be fixed by the Board of the Company under the laws of Ireland as in effect at the time of the creation of such series.

The Board is authorised to change the designations, rights, preferences and limitations of any series of preferred shares theretofore established, no shares of which have been issued.

The rights conferred upon the Holder of any pre-existing shares in the share capital of the Company shall be deemed not to be varied by the creation, issue and allotment of preferred shares in accordance with this article 3.

(d)   An ordinary share shall be deemed to be a Redeemable Share on, and from the time of, the existence or creation of an agreement, transaction or trade between the Company and any third party pursuant to which the Company acquires or will acquire ordinary shares, or an interest in ordinary shares, from the relevant third party. In these circumstances, the acquisition of such shares, or an interest in such shares, by the Company shall constitute the redemption of a Redeemable Share in accordance with ~~Part XI of~~ the ~~1990~~ Act.

4.   Subject to the provisions of ~~Part XI of~~ the ~~1990~~ Act and the other provisions of this article, the Company may:

(a)   pursuant to ~~Section 207 of~~ the ~~1990~~ Act, issue any shares of the Company which are to be redeemed or are liable to be redeemed at the option of the Company or the member on such terms and in such manner as may be determined by the Company in general meeting (by Special Resolution) on the recommendation of the Directors; or

(b)   Subject to and in accordance with the provisions of the ~~Acts~~Act and without prejudice to any relevant special rights attached to any class of shares pursuant to ~~Section 211 of~~ the ~~1990~~ Act, purchase any of its own shares (including any Redeemable Shares and without any obligation to purchase on any pro rata basis as between members or members of the same class) and may cancel any shares so purchased or hold them as treasury shares (as defined in ~~Section 209 of~~ the ~~1990~~ Act) and may reissue any such shares as shares of any class or classes.

5.   Without prejudice to any special rights previously conferred on the Holders of any existing shares or class of shares or to the authority conferred on the Directors pursuant to article 3 to issue the preferred shares, any share in the Company may be issued with such preferred or deferred or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Company may from time to time by Ordinary Resolution determine.

6.   (a)   Without prejudice to the authority conferred on the Directors pursuant to article 3 to issue shares in the capital of the Company, if at any time the share capital is divided into different classes of shares the rights attached to any class or series may, whether or not the Company is being wound up, be varied or abrogated with the consent in writing of the Holders of 75% of the shares then in issue of that class, or with the sanction of a Special Resolution passed at a separate general meeting of the Holders of the shares of that class or series. To every such meeting the provisions of article 31 shall apply.

(b)   The redemption or purchase of preferred shares or any class or series of preferred shares shall not constitute a variation of rights of the preferred Holders.

(c)   The issue, redemption or purchase of any of the 10,000,000 preferred shares of US$0.001 shall not constitute a variation of the rights of the Holders of ordinary shares.

(d)   The issue of preferred shares or any class or series of preferred shares which rank pari passu with, or junior to, any existing preferred shares or class of preferred shares shall not constitute a variation of the existing preferred shares or class of preferred shares.

7.   The rights conferred upon the Holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

8.   (a)   Subject to the provisions of these articles relating to new shares, the shares shall be at the disposal of the Directors, and they may (subject to the provisions of the Acts) allot, grant options over or otherwise dispose of them to such persons, on such terms and conditions and at such times as they may consider to be in the best interests of the Company and its members.

(b)   Subject to any requirement to obtain the approval of members under any laws, regulations or the rules of any stock exchange to which the Company is subject, the Board is authorised, from time to time, in its discretion, to grant such persons, for such periods and upon such terms as the Board deems advisable, options to purchase or subscribe for such number of shares of any class or classes or of any series of any class as the Board may deem advisable, and to cause warrants or other appropriate instruments evidencing such options to be issued.

(c)   ~~The Directors are, for the purposes of Section 20 of the 1983 Act, generally and unconditionally authorised to exercise all powers of the Company to allot and issue relevant securities (as defined by the said Section 20) up to the amount of Company's authorised share capital and to allot and issue any shares purchased by the Company pursuant to the provisions of Part XI of the 1990 Act and held as treasury shares and this authority shall expire five years from the date of adoption of these articles of association.~~

(d)   ~~The Directors are hereby empowered pursuant to sections 23 and 24(1) of the 1983 Act to allot equity securities within the meaning of the said section 23 for cash pursuant to the authority conferred by paragraph (c) of this article as if section 23(1) of the said 1983 Act did not apply to any such allotment. The Company may before the expiry of such authority make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such an offer or agreement as if the power conferred by this paragraph (d) had not expired.~~

~~(e)~~(c)   Nothing in these articles shall preclude the Directors from recognising a renunciation of the allotment of any shares by any allottee in favour of some other person.

9.   The Company may pay commission to any person in consideration of a person subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares in the Company or procuring or agreeing to procure subscriptions, whether absolute or conditional, for any shares in the Company on such terms and subject to such conditions as the Directors may determine, including, without limitation, by paying cash or allotting and issuing fully or partly paid shares or any combination of the two. The Company may also, on any issue of shares, pay such brokerage as may be lawful.

10.   Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as by these articles or by law otherwise provided) any other rights in respect of any share except an absolute right to the entirety thereof in the Holder.

11.   No person shall be entitled to a share certificate in respect of any ordinary share held by them in the share capital of the Company, whether such ordinary share was allotted or transferred to them, and the Company shall not be bound to issue a share certificate to any such person entered in the Register.

12.   The Company shall not give, whether directly or indirectly and whether by means of a loan, guarantee, the provision of security or otherwise, any financial assistance for the purpose of ~~or in connection with a purchase or subscription~~an acquisition made or to be made by any person of or for any shares in the Company or in its holding company, except as permitted by ~~section 60 of~~ the Act.

TRANSFER OF SHARES

13.   (a)   The instrument of transfer of any share may be executed for and on behalf of the transferor by the Secretary, an Assistant Secretary or more person(s) (whether an individual, body corporate, officeholder or firm) that the Secretary or Assistant Secretary nominates for that purpose from time to time (whether in respect of specific transfers or pursuant to a general standing authorisation), and the Secretary, Assistant Secretary or a relevant nominee shall be deemed to have been irrevocably appointed agent for the transferor of such share or shares with full power to execute, complete and deliver in the name of and on behalf of the transferor of such share or shares all such transfers of shares held by the members in the share capital of the Company. Any document which records the name of the transferor, the name of the transferee, the class and number of shares agreed to be transferred and the date of the agreement to transfer shares, shall, once executed by the transferor or the Secretary, Assistant Secretary or a relevant nominee as agent for the transferor, be deemed to be a proper instrument of transfer for the purposes of ~~Section 81 of~~ the Act. The transferor shall be deemed to remain the Holder of the share until the name of the transferee is entered on the Register in respect thereof, and neither the title of the transferee nor the title of the transferor shall be affected by any irregularity or invalidity in the proceedings in reference to the sale should the Directors so determine.

(b)   The Company, at its absolute discretion, may, or may procure that a subsidiary of the Company shall, pay Irish stamp duty arising on a transfer of shares on behalf of the transferee of such shares of the Company. If stamp duty resulting, from the transfer of shares in the Company which would otherwise be payable by the transferee is paid by the Company or any subsidiary of the Company on behalf of the transferee, then in those circumstances, the Company shall, on its behalf or on behalf of its subsidiary (as the case may be), be entitled to (i) seek reimbursement of the stamp duty from the transferor or transferee (at its discretion), (ii) set-off the stamp duty against any dividends payable to the transferor or transferee (at its discretion) and (iii) to claim a first and permanent lien on the shares on which stamp duty has been paid by the Company or its subsidiary for the amount of stamp duty paid. The Company's lien shall extend to all dividends paid on those shares.

(c)   Notwithstanding the provisions of these articles and subject to any regulations or amending regulations made under ~~Section 239 of~~ the ~~1990~~ Act, title to any shares in the Company may also be evidenced and transferred without a written instrument in accordance with ~~Section 239 of~~ the ~~1990~~ Act or any regulations or amending regulations made thereunder. The Directors shall have power to permit any class of shares to be held in uncertificated form and to implement any arrangements they think fit for such evidencing and transfer which accord with such regulations and in particular shall, where appropriate, be entitled to disapply or modify all or part of the provisions in these articles with respect to the requirement for written instruments of transfer and share certificates (if any), in order to give effect to such regulations.

14.   Subject to such of the restrictions of these articles, the Act, and to such of the conditions of issue of any share warrants as may be applicable, the shares of any member and any share warrant may be transferred by instrument in writing in any usual or common form or any other form which the Directors may approve.

15.   The Directors may decline to recognise any instrument of transfer unless the instrument of transfer is in respect of one class of share only.

16.   If the Directors refuse to register a transfer they shall, within two months after the date on which the transfer was lodged with the Company, send to the transferee notice of the refusal.

17.   (a)   The Directors may from time to time fix any date as the record date for the purposes of determining the rights of members to notice of and/or to vote at any general meeting of the Company, provided that such record shall not be more than sixty days before the date of such general meeting. If no record date is fixed by the Directors, the record date for determining members entitled to notice of or to vote at a meeting of the members shall be the close of business on the day next preceding the day on which notice is given. Unless the Directors determine otherwise, a determination of members of record entitled to notice of or to vote at a meeting of members shall apply to any adjournment or postponement of the meeting.

(b)   In order that the Directors may determine the members entitled to receive payment of any dividend or other distribution or allotment of any rights or the members entitled to exercise any rights in respect of any change, conversion or exchange of shares, or for the purpose of any other lawful action, the Board may fix any date as the record date, provided that such record date shall not be more than sixty days before the date of such action. If no record date is fixed, the record date for determining members for such purpose shall be at the close of business on the day on which the Directors adopt the resolution relating thereto.

18.   Registration of transfers may be suspended at such times and for such period, not exceeding in the whole 30 days in each year, as the Directors may from time to time determine subject to the requirements of ~~Section 121 of~~ the Act.

19.   All instruments of transfer shall upon their being lodged with the Company remain the property of the Company and the Company shall be entitled to retain them.

TRANSMISSION OF SHARES

20.   In the case of the death of a member, the survivor or survivors where the deceased was a joint Holder, and the personal representatives of the deceased where he was a sole Holder, shall be the only persons recognised by the Company as having any title to his interest in the shares: but nothing herein contained shall release the estate of a deceased joint Holder from any liability in respect of any share which had been jointly held by him with other persons.

21. Any person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as may from time to time properly be required by the Directors and subject as herein provided, elect either to be registered himself as Holder of the share or to have some person nominated by him registered as the transferee thereof, but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the shares by that member before his death or bankruptcy, as the case may be.

22. If the person so becoming entitled elects to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he elects to have another person registered, he shall testify his election by executing to that person a transfer of the share. All the limitations, restrictions and provisions of these regulations relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the member had not occurred and the notice of transfer were a transfer signed by that member.

23. A person becoming entitled to a share by reason of the death or bankruptcy of the Holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Holder of the share, except that he shall not, before being registered as a member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to the meetings of the Company, so, however, that the Directors may at any time give notice requiring such person to elect either to be registered himself or to transfer the share, and if the notice is not complied with within 90 days, the Directors may thereupon withhold payment of all dividends, bonuses or other moneys payable in respect of the share until the requirements of the notice have been complied with.

ALTERATION OF CAPITAL

24. The Company may from time to time by Ordinary Resolution increase the authorised share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe.

25. The Company may by Ordinary Resolution:

    (a) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

    (b) subdivide its existing shares, or any of them, into shares of smaller amount than is fixed by the memorandum of association subject, nevertheless, to ~~section 68(1)(d)~~the provisions of the Act; ~~or~~

    ~~(c)~~(c) increase the nominal value of any of its shares by the addition to them of any undenominated capital;

    (d) reduce the nominal value of any of its shares by the deduction from them of any part of that value, subject to the crediting of the amount of the deduction to undenominated capital, other than the share premium account; or

    (e) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and reduce the amount of its authorised share capital by the amount of the shares so cancelled.

26. The Company may by Special Resolution reduce its share capital, any capital redemption reserve fund ~~or any,~~ share premium account or undenominated capital in any manner and with and subject to any incident authorised, and consent required, by law and any reserve arising from such reduction of capital shall be treated as a realised profit in accordance with the Act.

27. Whenever as a result of an alternation or reorganisation of the share capital of the Company any members would become entitled to fractions of a share, the Directors may, on behalf of those members, sell the shares representing the fractions for the best price reasonably obtainable to any person and distribute the proceeds of sale (subject to any applicable tax, abandoned property laws and the reasonable expenses of sale) in due proportion among those members, and the Directors may authorise any person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

GENERAL MEETINGS

28. The Company shall in each year hold a general meeting as its annual general meeting in addition to any other meeting in that year, and shall specify the meeting as such in the notices calling it. Not more than fifteen months shall elapse between the date of one annual general meeting of the Company and that of the next. Subject to ~~Section 140 of~~ the Act, all general meetings of the Company may be held outside of Ireland.

29. All general meetings other than annual general meetings shall be called extraordinary general meetings.

30. (a) The Chairman or the Board by vote of a majority of the Board may convene an extraordinary general meeting.

    (b) Extraordinary general meetings shall also be convened on such requisition, or in default by such requisitionists, as provided in ~~section 132~~Section 178(3) to (7) of the Companies Act 2014.

31. All provisions of these articles relating to general meetings of the Company shall, mutatis mutandis, apply to every separate general meeting of the Holders of any class or series of shares in the capital of the Company, except that:

    (a) the necessary quorum shall be two or more persons holding or representing by proxy (whether or not such Holder actually exercises his voting rights in whole, in part or at all at the relevant general meeting) at least one-third in nominal value of the issued shares of the class or series or, at any adjourned meeting of such Holders, one Holder present in person or by proxy, whatever the amount of his holding, shall be deemed to constitute a meeting;

    (b) any Holder of shares of the class or series present in person or by proxy may demand a poll; and

    (c) on a poll, each Holder of shares of the class or series shall have one vote in respect of every share of the class held by him.

32. A Director shall be entitled, notwithstanding that he is not a member, to attend and speak at any general meeting and at any separate meeting of the Holders of any class of shares in the Company.

33. (a) The Board may, in its absolute discretion, authorise the Secretary to postpone any general meeting called in accordance with the provisions of these articles (other than a meeting requisitioned under article 30(b) of these articles or the postponement of which would be contrary to the ~~Acts~~Act or a court order pursuant to the Acts) if the Board considers that, for any reason, it is impractical or unreasonable to hold the general meeting, provided that notice of postponement is given to each member before the time for such meeting. Fresh notice of the date, time and place for the postponed meeting shall be given to each member in accordance with the provisions of these articles.

    (b) The Board may, in its absolute discretion, authorise the Secretary to cancel any general meeting called in accordance with the provisions of these articles (other than a meeting requisitioned under article 30(b) of these articles or the cancellation of which would be contrary to the ~~Acts~~Act or a court order pursuant to the Acts) if the Board considers that, for any reason, it is impractical or unreasonable to hold the general meeting, provided that notice of cancellation is given to each member before the time for such meeting.

NOTICE OF GENERAL MEETINGS

34. (a) Subject to the provisions of the ~~Acts~~Act allowing a general meeting to be called by shorter notice, an annual general meeting, and an extraordinary general meeting called for the passing of a ~~special resolution~~Special Resolution, shall be called by not more than sixty Clear Days' notice and not less than twenty-one Clear Days' notice and all other extraordinary general meetings shall be called by not more than sixty Clear Days' notice and not less than fourteen Clear Days' notice.

    (b) Any notice convening a general meeting shall specify the time and place of the meeting and, in the case of special business, the general nature of that business and, in reasonable prominence, that a member entitled to attend and vote is entitled to appoint a proxy to attend, speak and vote in his place and that a proxy need not be a member of the Company. It shall also give particulars of any Directors who are to retire at the meeting and of any persons who are recommended by the Directors for appointment or re-appointment as Directors at the meeting or in respect of whom notice has been duly given to the Company of the intention to propose them for appointment or re-appointment as Directors at the meeting. Notwithstanding the foregoing, the latter requirement shall only apply where the intention to propose the person has been received by the Company in accordance with the provisions of these articles. Subject to any restrictions imposed on any shares, the notice of the meeting shall be given to all the members of the Company as of the record date set by the Directors and to the Directors and the ~~Auditors~~statutory auditors.

    (c) The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at the meeting.

PROCEEDINGS AT GENERAL MEETINGS

35. All business shall be deemed special that is transacted at an extraordinary general meeting, and also ~~all~~ that is transacted at an annual general meeting~~,~~ with the exception of ~~declaring a dividend,~~:

    (a)   the consideration of the ~~accounts, balance sheets~~Company's statutory financial statements and the ~~reports~~report of the ~~Directors~~Director and the report of the statutory auditors~~,~~ on those statements and that report;

    (b)   the ~~election~~review by the members of the Company's affairs;

    (c)   the declaration of a dividend (if any) of an amount not exceeding the amount recommended by the Directors~~,~~;

    (d)   the appointment and re-appointment of ~~the retiring~~statutory auditors and;

    (e)   the ~~fixing~~authorisation of the Directors to approve the remuneration of the statutory auditors~~,~~; and

    (f)   the election and re-election of Directors,

or otherwise as provided for by the Act.

36. (a)   At any annual general meeting only such business shall be conducted as shall have been brought before the meeting (i) by or at the direction of the Board or (ii) by any member entitled to vote at such meeting who complies with the procedures set forth in this article.

    (b)   Any member entitled to vote at any annual general meeting may propose business to be included in the agenda of such meeting only if written notice of such member's intent is given to the Secretary of the Company, either by personal delivery or mail or by facsimile, not later than 90 days in advance of the anniversary of the immediately preceding annual general meeting or if the date of the annual general meeting of members occurs more than 30 days before or 60 days after the anniversary of such immediately preceding annual general meeting, not later than the close of business on the seventh day following the date on which notice of such meeting is given to members. A member's notice to the Secretary shall set forth in writing as to each matter such member proposes to bring before the annual general meeting (i) a brief description of the business desired to be brought before the annual general meeting and the reasons for conducting such business at the annual general meeting, (ii) the name and address, as they appear on the Company's books, of the members proposing such business, (iii) the class and number of shares of the Company which are beneficially owned by the member and (iv) any material interest of the member in such business. Notwithstanding anything in these articles to the contrary, no business shall be conducted at an annual general meeting except in accordance with the procedures set forth in this article. The Chairman or other person presiding at the annual general meeting shall, if the facts so warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the provisions of this subparagraph, and, if such Chairman or other person should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

    (c)   Any member entitled to vote for the election of Directors at a meeting or to express a consent in writing without a meeting may nominate a person or persons for election as a Director only if written notice of such member's intent to make such nomination is given to the Secretary of the Company, either by personal delivery, mail or facsimile not later than (i) with respect to an election to be held at an annual general meeting of members, 90 days in advance of the anniversary of the immediately preceding annual general meeting or if the date of the annual general meeting of members occurs more than 30 days before or 60 days after the anniversary of such immediately preceding annual general meeting, not later than the close of business on the seventh day following the date on which notice of such meeting is given to members and (ii) in the case of any member who wishes to nominate a person or persons for election as a Director pursuant to consents in writing by members without a meeting (to the extent election by such consents is permitted under applicable law and these articles), 60 days in advance of the date on which materials soliciting such consents are first mailed to members or, if no such materials are required to be mailed under applicable law, 60 days in advance of the date on which the first such consent in writing is executed. Each such notice shall set forth the name and address of the member who intends to make the nomination and of the person or persons to be nominated for election as a Director, a representation that the member is a holder of record of shares of the Company entitled to vote at such meeting or to express such consent in writing and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice or to execute such a consent in writing to elect such person or persons as a Director, a description of all arrangements or understandings between the member and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations for election as a Director are to be made by the member, such other information regarding each nominee proposed by such member as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the United States Securities and Exchange Commission if such nominee had been nominated, or was intended to be nominated, for election as a Director by the Board, and the consent of each nominee to serve as a Director if so elected. The Board may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedures.

37. Except as otherwise provided by law, at any extraordinary general meeting only such business shall be conducted as is set forth in the notice thereof or otherwise properly brought before the meeting by or at the direction of the Board.

38. Except as otherwise provided by law, the memorandum of association or these articles, the chairman of the meeting shall have the power to determine whether a nomination or any other business proposed to be brought before a general meeting was made or proposed, as the case may be, in accordance with these articles and, if any proposed nomination or other business is not in compliance with these articles, to declare that no action shall be taken on such nomination or other proposal and such nomination or other proposal shall be disregarded.

39. No business shall be transacted at any general meeting unless a quorum is present at the time when the meeting proceeds to business. The Holders of shares, present in person or by proxy (whether or not such Holder actually exercises his voting rights in whole, in part or at all at the relevant general meeting), entitling them to exercise a majority of the voting power of the Company on the relevant record date shall constitute a quorum.

40. If the holders of the number of shares necessary to constitute a quorum shall fail to attend in person or by proxy at the time and place fixed by these articles for a general meeting, a majority in interest of the members present, in person or by proxy, may adjourn from time to time without notice other than announcement at the meeting until the holders of the amount of shares requisite to constitute a quorum shall attend. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified.

41 The Chairman, if any, of the Board, shall preside as chairman at every general meeting of the Company, or if there is no such Chairman, or if he is not present within fifteen minutes after the time appointed for the holding of the meeting or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

42. If at any meeting no Director is willing to act as Chairman or if no Director is present within fifteen minutes after the time appointed for holding the meeting, the members present shall choose one of their number to be chairman of the meeting.

43. The Chairman of the meeting may, with the consent of a majority of the members, in any general meeting at which a quorum is present (and shall if so directed), adjourn the meeting. Unless the meeting is adjourned to a specific date and time, fresh notice of the date, time and place for the resumption of the adjourned meeting shall be given to each member in accordance with the provisions of these articles.

44. At any general meeting a resolution put to the vote of the meeting shall be decided ~~on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:~~ by poll.

(a) ~~the Chairman; or~~

(b) ~~by at least three members present in person or by proxy; or~~

(c) ~~by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or~~

(d) ~~by a member or members holding shares in the Company conferring the right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.~~

~~Unless a poll is so demanded, a declaration by the Chairman that a resolution has, on a show of hands, been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.~~

~~The demand for a poll may be withdrawn.~~

45. ~~Except as provided in article 46, if a poll is duly demanded it~~

45. A poll shall be taken in such manner as the Chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was ~~demanded~~taken.

46. ~~A poll demanded on the election of the Chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that on which a poll has been demanded may be proceeded with pending the taking of the poll.~~

46. [RESERVED]

47. Subject to ~~section 141~~the provisions of the Act, a resolution in writing signed by all of the members for the time being entitled to attend and vote on such resolution at a general meeting (or being bodies corporate by their duly authorised representatives) shall be as valid and effective for all purposes as if the resolution had been passed at a general meeting of the Company duly convened and held, and may consist of several documents in like form each signed by one or more persons, and if described as a special resolution shall be deemed to be a special resolution within the meaning of the Act. Any such resolution shall be served on the Company.

48. The Board may, and at any general meeting, the chairman of such meeting may make any arrangement and impose any requirement or restriction it or he considers appropriate to ensure the security of a general meeting including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place. The Board and, at any general meeting, the chairman of such meeting are entitled to refuse entry to a person who refuses to comply with any such arrangements, requirements or restrictions.

49. (a) The Board may make such arrangements as it considers appropriate to enable the members to participate in any general meeting by means of electronic or other communication facilities, so as to permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

    (b) The Board may, and at any general meeting, the chairman of such meeting may make any arrangement and impose any requirement as may be reasonable for the purpose of verifying the identity of members participating by way of electronic or other communication facilities, as described in sub-paragraph (a) of this article.

VOTES OF MEMBERS

50. Subject to any special rights or restrictions as to voting for the time being attached by or in accordance with these articles to any class of shares, ~~on a show of hands every member present in person and every proxy shall have one vote, but so that no one member shall on a show of hands have more than one vote in respect of the aggregate number of shares of which he is the Holder, and on a poll~~ every member who is present in person or by proxy shall have one vote for each share of which he is the~~Holder.~~ Holder.

51. When there are joint Holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint Holders~~:~~, and for this purpose, seniority shall be determined by the order in which the names stand in the Register.

52. A member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction (whether in Ireland or elsewhere) in matters concerning mental disorder, may vote, ~~whether on a show of hands or on a poll,~~ by his committee, receiver, guardian or other person appointed by that court and any such committee, receiver, guardian or other person may vote by proxy ~~on a show of hands or on a poll.~~. Evidence to the satisfaction of the Directors of the authority of the person claiming to exercise the right to vote shall be received at the Office or at such other address as is specified in accordance with these articles for the receipt of appointments of proxy, not less than ~~forty-eight~~48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised and in default the right to vote shall not be exercisable.

53. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the chairman of the meeting, whose decision shall be final and conclusive.

54. Votes may be given either personally or by proxy.

55. (a) Every member entitled to attend and vote at a general meeting may appoint a proxy to attend, speak and vote on his behalf and may appoint more than one proxy to attend, speak and vote at the same meeting. The appointment of a proxy shall be in any form which the Directors may approve and, if required by the Company, shall be signed by or on behalf of the appointor. In relation to written proxies, a body corporate may sign a form of proxy under its common seal or under the hand of a duly authorised officer thereof or in such other manner as the Directors may approve. A proxy need not be a member of the Company. The appointment of a proxy in electronic or other form shall only be effective in such manner as the Directors may approve.

   (b) Without limiting the foregoing, the Directors may from time to time permit appointments of a proxy to be made by means of a telephonic, electronic or internet communication or facility and may in a similar manner permit supplements to, or amendments or revocations of, any such telephonic, electronic or internet communication or facility to be made. The Directors may in addition prescribe the method of determining the time at which any such telephonic, electronic or Internet communication or facility is to be treated as received by the Company. The Directors may treat any such telephonic, electronic or Internet communication or facility which purports to be or is expressed to be sent on behalf of a Holder of a share as sufficient evidence of the authority of the person sending that instruction to send it on behalf of that Holder.

   (c) A proxy must be submitted in accordance with the procedures permitted in these Articles by such time as is prescribed in the notice of meeting, and if no time is specified, by no later than 48 hours before the commencement of the meeting.

56. Any body corporate which is a member of the Company may authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company and the person so authorised shall be entitled to exercise the same powers on behalf of the body corporate which he represents as that body corporate could exercise if it were an individual member of the Company. The Company may require evidence from the body corporate of the due authorisation of such person to act as the representative of the relevant body corporate.

57. An appointment of proxy relating to more than one meeting (including any adjournment thereof) having once been received by the Company for the purposes of any meeting shall not require to be delivered, deposited or received again by the Company for the purposes of any subsequent meeting to which it relates.

58. Receipt by the Company of an appointment of proxy in respect of a meeting shall not preclude a member from attending and voting at the meeting or at any adjournment thereof. An appointment proxy shall be valid, unless the contrary is stated therein, as well for any adjournment of the meeting as for the meeting to which it relates.

59. (a) A vote given ~~or poll demanded~~ in accordance with the terms of an appointment of proxy or a resolution authorising a representative to act on behalf of a body corporate shall be valid notwithstanding the death or insanity of the principal, or the revocation of the appointment of proxy or of the authority under which the proxy was appointed or of the resolution authorising the representative to act or transfer of the share in respect of which the proxy was appointed or the authorisation of the representative to act was given, provided that no intimation in writing (whether in electronic form or otherwise) of such death, insanity, revocation or transfer shall have been received by the Company at the Office~~, at least one hour~~ before the commencement of the meeting or adjourned meeting at which the appointment of proxy is used or at which the representative acts ~~PROVIDED HOWEVER, that where such intimation is given in electronic form it shall have been received by the Company at least 24 hours (or such lesser time as the Directors may specify) before the commencement of the meeting~~.

   (b) The Directors may send, at the expense of the Company, by post, electronic mail or otherwise, to the members forms for the appointment of a proxy (with or without stamped envelopes for their return) for use at any general meeting or at any class meeting, either in blank or nominating any one or more of the Directors or any other persons in the alternative.

~~60. The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.~~

60. [RESERVED].

DIRECTORS

61. The number of Directors shall not be less than two nor more than twenty. The continuing Directors may act notwithstanding any vacancy in their body, provided that if the number of the Directors is reduced below the prescribed minimum the remaining Director or Directors shall appoint forthwith an additional Director or additional Directors to make up such minimum or shall convene a general meeting of the Company for the purpose of making such appointment. If, at any annual general meeting of the Company, the number of Directors is reduced below the prescribed minimum due to the failure of any Directors to be re-elected, then in those circumstances, the two Directors which receive the highest number of votes in favour of re-election shall be re-elected and shall remain Directors until such time as additional Directors have been appointed to replace them as Directors. If, at any annual general meeting of the Company, the number of Directors is reduced below the prescribed minimum in any circumstances where one Director is re-elected, then that Director shall hold office until the next annual general meeting and the Director which (excluding the re-elected Director) receives the highest number of votes in favour of re-election shall be re-elected and shall remain a Director until such time as one or more additional Directors have been appointed to replace him or her. If there be no Director or Directors able or willing to act then any two members may summon a general meeting for the purpose of appointing Directors. Any additional Director so appointed shall hold office (subject to the provisions of the ~~Acts~~Act and these articles) only until the conclusion of the annual general meeting of the Company next following such appointment unless he is re-elected during such meeting.

62. Each Director shall be paid a fee for the services at such rate as may from time to time be determined by the Board. The Directors may also be paid all traveling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or any committee of the Directors or general meetings of the Company or in connection with the business of the Company.

63. If any Director shall be called upon to perform extra services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, the Company may remunerate such Director either by a fixed sum or by a percentage of profits or otherwise as may be determined by a resolution passed at a meeting of the Directors and such remuneration may be either in addition to or in substitution for any other remuneration to which he may be entitled as a Director.

64. No shareholding qualification for Directors shall be required. A Director who is not a member of the Company shall nevertheless be entitled to attend and speak at general meetings.

65. Unless the Company otherwise directs, a Director of the Company may be or become a Director or other officer of, or otherwise interested in, any company promoted by the Company or in which the Company may be interested as Holder or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a Director or officer of, or from his interest in, such other company.

BORROWING POWERS

66. Subject to ~~Part III of~~ the ~~1983~~ Act, the Directors may exercise all the powers of the Company to borrow or raise money, and to mortgage or charge its undertaking, property, assets and uncalled capital or any part thereof and to issue debentures, debenture stock and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party, without any limitation as to amount.

POWERS AND DUTIES OF THE DIRECTORS

67. The business of the Company shall be managed by the Directors, who may pay all expenses incurred in promoting and registering the Company and may exercise all such powers of the Company as are not, by the ~~Acts~~Act or by these articles, required to be exercised by the Company in general meeting, subject, nevertheless, to any of these articles and to the provisions of the Acts.

68. The Directors may from time to time and at any time by power of attorney appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

69. The Company may exercise the powers conferred by ~~Section 41 of~~ the Act with regard to having an official seal for use abroad and such powers shall be vested in the Directors.

70. (a) A Director shall be entitled (in the absence of some other material interest than is indicated below) to vote (and be counted in the quorum) in respect of any resolutions concerning any of the following matters, namely:

   (i) the giving of any security, guarantee or indemnity to him in respect of money lent by him to the Company or any of its subsidiary or associated companies or obligations incurred by him or by any other person at the request of or for the benefit of the Company or any of its subsidiary or associated companies;

   (ii) the giving of any security, guarantee or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiary or associated companies for which he himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

   (iii) any proposal concerning any offer of shares or debentures or other securities of or by the Company or any of its subsidiary or associated companies for subscription, purchase or exchange in which offer he is or is to be interested as a participant in the underwriting or sub-underwriting thereof;

   (iv) any proposal concerning any other company in which he is interested, directly or indirectly and whether as an officer or member or otherwise howsoever, provided that he is not the Holder of or beneficially interested in 1% or more of the issued shares of any class of such company or of the voting rights available to members of such company (or of a third company through which his interest is derived) (any such interest being deemed for the purposes of this article to be a material interest in all circumstances);

   (v) any proposal concerning the adoption, modification or operation of a superannuation fund or retirement benefits scheme under which he may benefit and which has been approved by or is subject to and conditional upon approval for taxation purposes by the appropriate Revenue authorities;

   (vi) any proposal concerning the adoption, modification or operation of any scheme for enabling employees (including full time executive Directors) of the Company and/or any subsidiary thereof to acquire shares in the Company or any arrangement for the benefit of employees of the Company or any of its subsidiaries under which the Director benefits or may benefit; or

   (vii) any proposal concerning the giving of any indemnity pursuant to article 117 or the discharge of the cost of any insurance coverage purchased or maintained pursuant to article 76 and article 117(c).

   (b) Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any company in which the Company is interested, such proposals may be divided and considered in relation to each Director separately and in such case each of the Directors concerned (if not debarred from voting under sub-paragraph (a) (iv) of this article) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

   (c) If a question arises at a meeting of Directors or of a committee of Directors as to the materiality of a Director's interest or as to the right of any Director to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question may be referred, before the conclusion of the meeting, to the chairman of the meeting and his ruling in relation to any Director other than himself shall be final and conclusive. In relation to the Chairman, such question may be resolved by a resolution of a majority of the Directors (other than the Chairman) present at the meeting at which the question first arises.

   (d) For the purposes of this article, an interest of a person who is the spouse or a minor child of a Director shall be treated as an interest of the Director.

   (e) The Company by Ordinary Resolution may suspend or relax the provisions of this article to any extent or ratify any transaction not duly authorised by reason of a contravention of this article.

71. (a) A Director may hold and be remunerated in respect of any other office or place of profit under the Company or any other company in which the Company may be interested (other than the office of statutory auditor of the Company or any subsidiary thereof) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine, and no Director or intending Director shall be disqualified by his office from contracting or being interested, directly or indirectly, in any contract or arrangement with the Company or any such other company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise nor shall any Director so contracting or being so interested be liable to account to the Company for any profits and advantages accruing to him from any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established.

    (b) A Director is expressly permitted (for the purposes of Section 228(1)(d) of the Act) to use the Company's property subject to such conditions as may be or have been approved by the Board or pursuant to any delegation by the Board in accordance with these Articles or as permitted by their terms of employment or appointment.

    (c) Nothing in the Acts shall restrict a Director from entering into any commitment which has been approved by the Board or has been approved pursuant to such authority as may be delegated by the Board or is otherwise in accordance with these Articles.

72. The Directors may exercise the voting powers conferred by shares of any other company held or owned by the Company in such manner in all respects as they think fit and in particular they may exercise their voting powers in favour of any resolution appointing the Directors or any of them as Directors or officers of such other company or providing for the payment of remuneration or pensions to the Directors or officers of such other company.

73. Any Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director, but nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.

74. All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for money paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, by such person or persons and in such manner as the Directors shall from time to time by resolution determine.

75. The Directors shall cause minutes to be made in books provided for the purpose:

    (a) of all appointments of officers made by the Directors;

    (b) of the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

    (c) of all resolutions and proceedings at all meetings of the Company and of the Directors and of committees of Directors.

76. The Directors may procure the establishment and maintenance of or participate in, or contribute to any non-contributory or contributory pension or superannuation fund, scheme or arrangement or life assurance scheme or arrangement for the benefit of, and pay, provide for or procure the grant of donations, gratuities, pensions, allowances, benefits or emoluments to any persons (including Directors or other officers) who are or shall have been at any time in the employment or service of the Company or of any company which is or was a subsidiary of the Company or of the predecessor in business of the Company or any such subsidiary or holding Company and the wivesspouses, civil partners, widows, families, relatives or dependants of any such persons. The Directors may also procure the establishment and subsidy of or subscription to and support of any institutions, associations, clubs, funds or trusts calculated to be for the benefit of any such persons as aforesaid or otherwise to advance the interests and well being of the Company or of any such other Company as aforesaid, or its members, and payments for or towards the insurance of any such persons as aforesaid and subscriptions or guarantees of money for charitable or benevolent objects or for any exhibition or for any public, general or useful object. Provided that any Director shall be entitled to retain any benefit received by him under this article, subject only, where the ActsAct require, to disclosure to the members and the approval of the Company in general meeting.

DISQUALIFICATION OF DIRECTORS

77. The office of a Director shall be vacated ipso facto if the Director:

    (a) is restricted or disqualified to act as a Director under the provisions of ~~Part VII of~~ the ~~1990~~ Act; or

    (b) resigns his office by notice in writing to the Company or in writing offers to resign and the Directors resolve to accept such offer; or

    (c) is or becomes bankrupt or makes any arrangement or composition with his or her creditors generally; or

    (d) is or becomes of unsound mind or dies; or

    (e) is removed from office under article 82.

APPOINTMENT, ROTATION AND REMOVAL OF DIRECTORS

78. At every annual general meeting of the Company, all of the Directors shall retire from office unless re-elected by Ordinary Resolution at the annual general meeting. A Director retiring at a meeting shall retain office until the close or adjournment of the meeting.

79. Every Director nominated for re-election by the Board shall be eligible to stand for re-election at an annual general meeting.

80. If a Director nominated for re-election by the Board offers himself for re-election, he shall be deemed to have been re-elected unless at such meeting the Ordinary Resolution for the re-election of such Director has been defeated.

81. The Company may from time to time by Special Resolution increase or reduce the maximum number of Directors.

82. The Company may, by Ordinary Resolution, of which ~~extended~~ notice has been given in accordance with ~~section 142 of~~ the Act, remove any Director before the expiration of his period of office notwithstanding anything in these regulations or in any agreement between the Company and such Director. Such removal shall be without prejudice to any claim such Director may have for damages for breach of any contract of service between him and the Company.

83. The Company may, by Ordinary Resolution, appoint another person in place of a Director removed from office under article 82 and without prejudice to the powers of the Directors under article 61 the Company in general meeting by Ordinary Resolution may appoint any person to be a Director either to fill a casual vacancy or as an additional Director, subject to the maximum number of Directors set out in article ~~61~~81.

84. The Directors may appoint a person who is willing to act to be a Director, either to fill a vacancy or as an additional Director, provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with these articles as the maximum number of Directors. A Director so appointed shall hold office only until the next following annual general meeting. If not re-appointed at such annual general meeting, such Director shall vacate office at the conclusion thereof.

PROCEEDINGS OF DIRECTORS

85. (a) The quorum necessary for the transaction of business at all meetings of the Board shall be a majority of the Directors then in office. If at any meeting of the Board there be less than a quorum present, a majority of those present or any Director solely present may adjourn the meeting from time to time without further notice.

    (b) Regular meetings of the Board shall be held at such times and intervals as the Board may from time to time determine.

    (c) Special meetings of the Board shall be held on the requisition of the Chairman, if there is one, or if not, by $33\frac{1}{3}$% of the Directors then in office.

    (d) Directors may participate in any meeting of the Board by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

(e)   Unless a greater number is expressly required by law or these articles, the affirmative votes of a majority of the votes cast by the Directors present at a meeting at which a quorum is in attendance shall be the act of the Board or a committee thereof, as appropriate. At any time that these articles provide that Directors elected by the holders of a class or series of shares shall have more or less than one vote per Director on any matter, every reference in these articles to a majority or other proportion of Directors shall refer to a majority or other proportion of the votes of such Directors.

86.   The continuing Directors may act notwithstanding any vacancy in their number but, if and so long as their number is reduced below the number fixed by or pursuant to these articles as the necessary quorum of Directors, the continuing Directors or Director may act for the purpose of increasing the number of Directors to that number or of summoning a general meeting of the Company but for no other purpose.

87.   Unless otherwise agreed by a majority of those attending and entitled to attend and vote thereat, the Chairman, if there be one, shall act as chairman at all meetings of the Board, or in the absence of the Chairman, a chairman shall be appointed or elected by those present at the meeting and entitled to vote.

88.   The Board may from time to time designate committees of the Board, with such powers and duties as the Board may decide to confer on such committees, and shall, for those committees and any others provided for herein, elect a Director or Directors to serve as the member or members, designating, if it desires, other Directors as alternate members who may replace any absent or disqualified member at any meeting of the committee. Adequate provision shall be made for notice to members of all meetings: a majority of the members shall constitute a quorum unless the committee shall consist of one or two members, in which event one member shall constitute a quorum; and all matters shall be determined by a majority vote of the members present. Action may be taken by any committee without a meeting if all members thereof consent thereto in writing, and the writing or writings are filed with the minutes of the proceedings of such committees.

89.   A committee may elect a chairman of its meeting. If no such Chairman is elected, or if at any meeting the Chairman is not present within five minutes after the time appointed for holding the same, the members present may choose one of their number to be chairman of the meeting.

90.   All acts done by any meeting of the Directors or of a committee of Directors or by any person acting as a Director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

91.   (a)   Notice of a regular meeting of the Board shall be deemed to be duly given to a Director if it is given to such Director verbally in person or by telephone or otherwise communicated or sent to such Director by mail, courier service, telecopier, facsimile, printing, computer generated email or other mode of representing words in a legible and non-transitory form at such ~~Director's~~Director's last known address or any other address given by such Director to the Company for this purpose before the proposed date of the meeting, but a failure of the Secretary to send such notice shall not invalidate any proceedings of the Board at such meeting.

     (b)   Notice of a special meeting of the Board shall be deemed to be duly given to a Director if it is sent to such Director by mail before the proposed date of the meeting, or given to such Director verbally in person or by telephone or otherwise communicated or sent to such Director by mail, courier service, telecopier facsimile, printing, computer generated email or other mode of representing words in a legible and non-transitory form, at such Director's last known address or any other address given by such Director to the Company for this purpose at least one day before the proposed date of the meeting, but such notice may be waived by any Director. At any special meeting at which every Director shall be present, even without notice, any business may be transacted.

92.   A resolution or other document in writing (in electronic form or otherwise) signed (whether by electronic signature, advanced electronic signature or otherwise as approved by the Directors) by all the Directors entitled to receive notice of a meeting of Directors or of a committee of Directors shall be as valid as if it had been passed at a meeting of Directors or (as the case may be) a committee of Directors duly convened and held and may consist of several documents in the like form each signed by one or more Directors, and such resolution or other document or documents when duly signed may be delivered or transmitted (unless the Directors shall otherwise determine either generally or in any specific case) by facsimile transmission, electronic mail or some other similar means of transmitting the contents of documents.

EXECUTIVES

93. (a) The executives of the Company shall consist of a Chief Executive Officer and a Secretary (who may or may not be Directors) and the Board and, if so authorized by the Board, the Chief Executive Officer, may appoint such other executives (who may or may not be Directors) as the Board may from time to time determine, including, without limitation, presidents, chief operating officers, chief financial officers, senior vice-presidents, vice-presidents, treasurers, controllers, assistant treasurers and assistant secretaries. A Person may hold any number of positions simultaneously.

    (b) The executives shall have the powers typically exercised by persons holding such positions or such powers as may be delegated to them by the Board from time to time and will perform the usual duties pertaining to such positions as well as perform such duties in the management, business and affairs of the Company as may be delegated to them by the Board from time to time.

THE SEAL

94. (a) The Directors shall ensure that the Seal (including any official securities seal kept pursuant to the Acts) shall be used only by the authority of the Directors or of a committee authorised by the Directors.

    (b) The Company may exercise the powers conferred by the ~~Acts~~Act with regard to having an official seal for use abroad and such powers shall be vested in the Directors.

DIVIDENDS AND RESERVES

95. The Company in general meeting may declare dividends, but no dividends shall exceed the amount recommended by the Directors.

96. The Directors may from time to time pay to the members such interim dividends as appear to the Directors to be justified by the profits of the Company.

97. No dividend or interim dividend shall be paid otherwise than in accordance with the provisions of ~~Part IV of~~ the ~~1983~~ Act.

98. The Directors may, before recommending any dividend, set aside out of the profits of the Company such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose to which the profits of the Company may be properly applied and pending such application may at the like discretion either be employed in the business of the Company or be invested in such investments as the Directors may lawfully determine. The Directors may also, without placing the same to reserve, carry forward any profits which they may think it prudent not to divide.

99. Subject to the rights of persons, if any, entitled to shares with special rights as to dividend, all dividends shall be declared and paid according to the amounts paid or credited as paid on the shares in respect whereof the dividend is paid~~:~~. All dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the shares during any portion or portions of the period in respect of which the dividend is paid: but if any share is issued on terms providing that it shall rank for dividend as from a particular date, such share shall rank for dividend accordingly.

100. The Directors may deduct from any dividend payable to any member all sums of money (if any) immediately payable by him to the Company in relation to the shares of the Company.

101. Any general meeting declaring a dividend or bonus and any resolution of the Directors declaring an interim dividend may direct payment of such dividend or bonus or interim dividend wholly or partly by the distribution of specific assets and in particular of paid up shares, debentures or debenture stocks of any other company or in any one or more of such ways, and the Directors shall give effect to such resolution, and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient, and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any members upon the footing of the value so fixed, in order to adjust the rights of all the parties, and may vest any such specific assets in trustees as may seem expedient to the Directors.

102. Any dividend or other moneys payable in respect of any share may be paid by cheque or warrant sent by post, at the risk of the person or persons entitled thereto, to the registered address of the Holder or, where there are joint Holders, to the registered address of that one of the joint Holders who is first named on the members Register or to such person and to such address as the Holder or joint Holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent and payment of the cheque or warrant shall be a good discharge to the Company. Any joint Holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other moneys payable in respect of the share. Any such dividend or other distribution may also be paid by any other method (including payment in a currency other than US$, electronic funds transfer, direct debit, bank transfer or by means of a relevant system) which the Directors consider appropriate and any member who elects for such method of payment shall be deemed to have accepted all of the risks inherent therein. The debiting of the Company's account in respect of the relevant amount shall be evidence of good discharge of the Company's obligations in respect of any payment made by any such methods.

103. No dividend shall bear interest against the Company.

104. If the Directors so resolve, any dividend which has remained unclaimed for twelve years from the date of its declaration shall be forfeited and cease to remain owing by the Company. The payment by the Directors of any unclaimed dividend or other moneys payable in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof.

~~ACCOUNTS~~ACCOUNTING RECORDS

105. (a) The Directors shall cause to be kept ~~proper books of account,~~adequate accounting records whether in the form of documents, electronic form or otherwise, that:

(i) correctly record and explain the transactions of the Company;

(ii) will at any time enable the assets, liabilities, financial position and profit and loss of the Company to be determined with reasonable accuracy;

(iii) will enable the Directors to ensure that any ~~balance sheet, profit and loss account or income and expenditure account~~statutory financial statements of the Company ~~complies~~and any directors' report, required to be prepared under the Act, comply with the requirements of the ~~Acts~~Act where applicable, Article 4 of the IAS Regulation; and

(iv) ~~will~~ enable ~~the accounts~~those financial statements of the Company so prepared to be ~~readily and properly~~ audited.

~~Books of account~~The accounting records shall be kept on a continuous and consistent basis ~~and~~, in that entries therein shall be made in a timely manner and be consistent from year to year. ~~Proper books of account~~Adequate accounting records shall ~~not~~ be deemed to ~~be kept~~have been maintained if ~~there are not kept such books of account as are necessary to~~ they comply with the provisions of Chapter 2 of Part 6 of the Act and explain the Company's transactions and facilitate the preparation of financial statements that give a true and fair view of the ~~state of the Company's affairs~~assets, liabilities, financial position and ~~to explain its transactions~~profit or loss of the Company, and if relevant, the Group and include any information and returns referred to in Section 282(3) of the Act.

The Company may send by post, electronic mail or any other means of electronic communication a summary financial statement to its members or persons nominated by any member. The Company may meet, but shall be under no obligation to meet, any request from any of its members to be sent additional copies of its full report and accounts or summary financial statement or other communications with its members.

(b) The ~~books of account~~accounting records shall be kept at the Office or, subject to the provisions of the Acts, at such other place as the Directors think fit and shall be open at all reasonable times to the inspection of the Directors.

(c) In accordance with the provisions of the Acts, the Directors shall cause to be prepared and to be laid before the annual general meeting of the Company from time to time such ~~profit and loss accounts, balance sheets, group accounts~~statutory financial statements of the Company and reports as are required by the ~~Acts~~Act to be prepared and laid before such meeting.

(d)   A copy of ~~every balance sheet~~the statutory financial statements of the Company (including every document required by law to be annexed thereto) which is to be laid before the annual general meeting of the Company together with a copy of the Directors' report and ~~Auditors' report~~statutory auditors' report, or summary financial statements prepared in accordance with the Act, shall be sent by post, electronic mail or any other means of communication (electronic or otherwise~~),~~) including being made available on the Company's website, not less than twenty-one Clear Days before the date of the annual general meeting, to every person entitled under the provisions of the ~~Acts~~Act to receive them: provided that in the case of those documents sent by electronic mail or any other means of electronic communication, such documents shall be sent with the consent of the recipient, to the address of the recipient notified to the Company by the recipient for such purposes; and provided, where the Directors elect to send summary financial statements to the members, a member may request that he be sent a copy of the statutory financial statements of the Company.

CAPITALISATION OF PROFITS

106.   Without prejudice to any powers conferred on the Directors as aforesaid, and subject to the Directors' authority to issue and allot shares ~~under~~pursuant to these articles ~~8(c)~~ and ~~8(d),~~the Act, the Directors may resolve to capitalise any part of the amount for the time being standing to the credit of any of the Company's reserve accounts (including any capital redemption reserve fund, share premium account or any undenominated capital) or to the credit of the profit and loss account which is not available for distribution by applying such sum in paying up in full unissued shares to be allotted as fully paid bonus shares to those members of the Company who would have been entitled to that sum if it were distributable and had been distributed by way of dividend (and in the same proportions) and the Directors shall give effect to such resolution. Whenever such a resolution is passed in pursuance of this article, the Directors shall make all appropriations and applications of the undivided profits resolved to be capitalised thereby and all allotments and issues of fully paid shares or debentures, if any, and generally shall do all acts and things required to give effect thereto with full power to the Directors to make such provisions as they shall think fit for the case of shares or debentures becoming distributable in fractions (and, in particular, without prejudice to the generality of the foregoing, either to disregard such fractions or to sell the shares or debentures represented by such fractions and distribute the net proceeds of such sale to and for the benefit of the Company or to and for the benefit of the members otherwise entitled to such fractions in due proportions) and to authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid up, of any further shares or debentures to which they may become entitled on such capitalisation or, as the case may require, for the payment up by the application thereto of their respective proportions of the profits resolved to be capitalised of the amounts remaining unpaid on their existing shares and any agreement made under such authority shall be binding on all such members.

~~AUDIT~~STATUTORY AUDITORS

107.   ~~Auditors~~Statutory auditors shall be appointed and their duties regulated in accordance with ~~sections 160 to 163 of the Act or any statutory amendment thereof~~the Acts.

NOTICES

108.   Any notice to be given, served, sent or delivered pursuant to these articles shall be in writing (whether in electronic form or otherwise).

109.   (a)   A notice or document to be given, served, sent or delivered in pursuance of these articles may be given to, served on or delivered to any member by the Company:

         (i)   by handing same to him or his authorised agent;

         (ii)   by leaving the same at his registered address;

         (iii)   by sending the same by the post in a pre-paid cover addressed to him at his registered address; or

         (iv)   by sending, with the consent of the member to the extent required by law, the same by means of electronic mail or other means of electronic communication approved by the Directors, with the consent of the member, to the address of the member notified to the Company by the member for such purpose (or if not so notified, then to the address of the member last known to the Company).

(b)   For the purposes of these articles and the Act, a document shall be deemed to have been sent to a member if a notice is given, served, sent or delivered to the member and the notice specifies the website or hotlink or other electronic link at or through which the member may obtain a copy of the relevant document.

(c)   Where a notice or document is given, served or delivered pursuant to sub-paragraph (a)(i) or (ii) of this article, the giving, service or delivery thereof shall be deemed to have been effected at the time the same was handed to the member or his authorised agent, or left at his registered address (as the case may be).

(d)   Where a notice or document is given, served or delivered pursuant to sub-paragraph (a)(iii) of this article, the giving, service or delivery thereof shall be deemed to have been effected at the expiration of twenty-four hours after the cover containing it was posted. In proving service or delivery it shall be sufficient to prove that such cover was properly addressed, stamped and posted.

(e)   Where a notice or document is given, served or delivered pursuant to sub-paragraph (a)(iv) of this article, the giving, service or delivery thereof shall be deemed to have been effected at the expiration of 48 hours after despatch.

(f)   Every legal personal representative, committee, receiver, curator bonis or other legal curator, assignee in bankruptcy, examiner or liquidator of a member shall be bound by a notice given as aforesaid if sent to the last registered address of such member, or, in the event of notice given or delivered pursuant to sub-paragraph (a)(iv), if sent to the address notified by the Company by the member for such purpose notwithstanding that the Company may have notice of the death, lunacy, bankruptcy, liquidation or disability of such member.

(g)   Notwithstanding anything contained in this article the Company shall not be obliged to take account of or make any investigations as to the existence of any suspension or curtailment of postal services within or in relation to all or any part of any jurisdiction or other area other than Ireland.

(h)   Any requirement in these articles for the consent of a member in regard to the receipt by such member of electronic mail or other means of electronic communications approved by the Directors, including the receipt of the Company's audited accounts and the Directors' and auditor's reports thereon, shall be deemed to have been satisfied where the Company has written to the member informing him/her of its intention to use electronic communications for such purposes and the member has not, within four weeks of the issue of such notice, served an objection in writing on the Company to such proposal. Where a member has given, or is deemed to have given, his/her consent to the receipt by such member of electronic mail or other means of electronic communications approved by the Directors, he/she may revoke such consent at any time by requesting the Company to communicate with him/her in documented form PROVIDED HOWEVER that such revocation shall not take effect until five days after written notice of the revocation is received by the Company.

(i)   Without prejudice to the provisions of sub-paragraphs (a)(i) and (ii) of this article, if at any time by reason of the suspension or curtailment of postal services in any territory, the Company is unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by a public announcement and such notice shall be deemed to have been duly served on all members entitled thereto at noon on the day on which the said public announcement is made. In any such case the Company shall put a full copy of the notice of the general meeting on its website. For purposes of this sub-paragraph (i), "public announcement" shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Company with the U.S. Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

110.   A notice may be given by the Company to the joint Holders of a share by giving the notice to the joint Holder whose name stands first in the Register in respect of the share and notice so given shall be sufficient notice to all the joint Holders.

111.   (a)   Every person who becomes entitled to a share shall before his name is entered in the Register in respect of the share, be bound by any notice in respect of that share which has been duly given to a person from whom he derives his title.

(b)   A notice may be given by the Company to the persons entitled to a share in consequence of the death or bankruptcy of a member by sending or delivering it, in any manner authorised by these articles for the giving of notice to a member, addressed to them at the address, if any, supplied by them for that purpose. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

112. The signature (whether electronic signature, an advanced electronic signature or otherwise) to any notice to be given by the Company may be written (in electronic form or otherwise) or printed.

113. A member present, either in person or by proxy, at any meeting of the Company or the Holders of any class of shares in the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

WINDING UP

114. If the Company shall be wound up and the assets available for distribution among the members as such shall be insufficient to repay the whole of the paid up or credited as paid up share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up or credited as paid up at the commencement of the winding up on the shares held by them respectively. And if in a winding up the assets available for distribution among the members shall be more than sufficient to repay the whole of the share capital paid up or credited as paid up at the commencement of the winding up, the excess shall be distributed among the members in proportion to the capital at the commencement of the winding up paid up or credited as paid up on the said shares held by them respectively. Notwithstanding the foregoing, this article shall not affect the rights of the Holders of shares issued upon special terms and conditions.

115. (a)   In case of a sale by the liquidator under ~~Section 260 of~~ the Act, the liquidator may by the contract of sale agree so as to bind all the members for the allotment to the members directly of the proceeds of sale in proportion to their respective interests in the Company and may further by the contract limit a time at the expiration of which obligations or shares not accepted or required to be sold shall be deemed to have been irrevocably refused and be at the disposal of the Company, but so that nothing herein contained shall be taken to diminish, prejudice or affect the rights of dissenting members conferred by the ~~said Section~~Act.

      (b)   The power of sale of the liquidator shall include a power to sell wholly or partially for debentures, debenture stock, or other obligations of another company, either then already constituted or about to be constituted for the purpose of carrying out the sale.

116. If the Company is wound up, the liquidator, with the sanction of a Special Resolution and any other sanction required by the Acts, may divide among the members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not), and, for such purpose, may value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator, with the like sanction, may vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as, with the like sanction, he determines, but so that no member shall be compelled to accept any assets upon which there is a liability.

INDEMNITY

117. (a)   Subject to the provisions of and so far as may be ~~admitted~~permitted by the Acts, every Director and the Secretary of the Company shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred by him in the execution and discharge of his duties or in relation thereto including any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of the Company and in which judgement is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him by the Court.

      (b)   The Company shall indemnify any person who was, is or is threatened to be made a party to a Proceeding (as hereinafter defined) by reason of the fact that he or she (a) is or was an "officer" of the Company as such term is defined in the rules of the U.S. Securities and Exchange Commission promulgated under the U.S. Securities Exchange Act of 1934, as amended (excluding any Director or Secretary) or (b) is or was serving at the request of the Company as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, general or limited partnership, firm, association, trust, estate, company (including a limited liability company) or any other entity or organisation or employee benefit plan or other enterprise (any such person in clause (a) or clause (b) above, a "covered person"), to the fullest extent permitted under Irish law, as the same exists or may hereafter be amended. Such right shall be a contract right and as such shall run to the benefit of any officer who is elected and accepts the position of officer or elects to continue to serve as an officer and of any other covered person who is or continues to serve in any of the aforementioned capacities while this article is in effect. Any repeal or amendment of this article shall be prospective only and shall not limit the rights of any such officer or other covered person or the obligations of the Company with respect to any claim arising from or related to the services of such officer or other covered person in any of the aforementioned capacities prior to any such repeal or amendment to this article. Such right shall include the right to be paid by the Company expenses incurred in defending any such Proceeding in advance of its final disposition to the maximum extent permitted under Irish law, as the same exists or may hereafter be amended; provided that to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the person to repay all amounts advanced if it should be ultimately determined that the officer or other covered person is not entitled to be indemnified under this article or otherwise. If a claim for indemnification or advancement of expenses hereunder is not paid in full by the Company within 60 days after a written claim has been received by the Company, the claimant may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim, and if successful in whole or in part, the claimant shall also be entitled to be paid the expenses of prosecuting such claim. It shall be a defense to any such action that such indemnification or advancement of costs of defense are not permitted under Irish law, but the burden of proving such defense shall be on the Company. Neither the failure of the Company (including the Board or any committee thereof, independent legal counsel or members) to have made its determination prior to the commencement of such action that indemnification of, or advancement of costs of defense to, the claimant is permissible in the circumstances nor an actual determination by the Company (including the Board or any committee thereof, independent legal counsel or members) that such indemnification or advancement is not permissible shall be a defense to the action or create a presumption that such indemnification or advancement is not permissible. In the event of the death of any person having a right of indemnification under the foregoing provisions, such right shall inure to the benefit of his or her heirs, executors, administrators and personal representatives. Except as otherwise provided in this subparagraph (b), the Company shall be required to indemnify an officer or other covered person of the Company in connection with a Proceeding (or part thereof) commenced by such person only if the commencement of such Proceeding (or part thereof) by the person was authorised by the Board.

(c)   The Directors shall have power to purchase and maintain for any Director, the Secretary or other employees of the Company or any director, officer, employee or agent of any of its subsidiaries insurance against any such liability as referred to in ~~Section 200 of~~ the Act or otherwise.

(d)   The Company may additionally indemnify any employee or agent of the Company or any director, officer, employee or agent of any of its subsidiaries to the fullest extent permitted by law.

(e)   The rights conferred on any person indemnified by this article shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Memorandum of Association of the Company, these articles, agreement, vote of the members or disinterested Directors or otherwise.

(f)   The ~~Company's~~ Company's obligation, if any, to indemnify or to advance expenses to any person indemnified who was or is serving at its request as a Director or Officer or otherwise of another person described in subparagraph (a) or subparagraph (b) shall be reduced by any amount such person may collect as indemnification or advancement of expenses from such other person.

(g)   This article shall not limit the right of the Company, to the extent and in the manner permitted by law, to indemnify and to advance expenses to persons other than persons authorised for indemnification under this article when and as authorised by appropriate corporate action.

(h)   The indemnity provided by this article shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons.

(i)   *"Proceeding,"* for purposes of this article, means any threatened, pending or completed action, suit, claim or proceeding, whether civil, criminal, administrative, arbitrative or investigative, any appeal in such an action, suit, claim or proceeding, and any inquiry or investigation that could lead to such an action, suit, claim or proceeding.

UNTRACED HOLDERS

118. (a) The Company shall be entitled to sell at the best price reasonably obtainable any share or stock of a member or any share or stock to which a person is entitled by transmission if and provided that:

   (i) for a period of twelve years (not less than three dividends having been declared and paid) no cheque or warrant sent by the Company through the post in a prepaid letter addressed to the member or to the person entitled by transmission to the share or stock at his address on the Register or other the last known address given by the member or the person entitled by transmission to which cheques and warrants are to be sent has been cashed and no communication has been received by the Company from the member or the person entitled by transmission; and

   (ii) at the expiration of the said period of twelve years the Company has given notice by advertisement in a leading Dublin newspaper and a newspaper circulating in the area in which the address referred to in paragraph (a) of this article is located of its intention to sell such share or stock; and

   (iii) the Company has not during the further period of three months after the date of the advertisement and prior to the exercise of the power of sale received any communication from the member or person entitled by transmission.

   (b) To give effect to any such sale the Company may appoint any person to execute as transferor an instrument of transfer of such share or stock and such instrument of transfer shall be as effective as if it had been executed by the registered Holder of or person entitled by transmission to such share or stock. The Company shall account to the member or other person entitled to such share or stock for the net proceeds of such sale by carrying all monies in respect thereof to a separate account which shall be a permanent debt of the Company and the Company shall be deemed to be a debtor and not a trustee in respect thereof for such member or other person. Monies carried to such separate account may either be employed in the business of the Company or invested in such investments (other than shares of the Company or its holding company if any) as the Directors may from time to time think fit.

   (c) To the extent necessary in order to comply with any laws or regulations to which the Company is subject in relation to escheatment, abandonment of property or other similar or analogous laws or regulations ("Applicable Escheatment Laws"), the Company may deal with any share of any member and any unclaimed cash payments relating to such share in any manner which it sees fit, including (but not limited to) transferring or selling such share and transferring to third parties any unclaimed cash payments relating to such share.

   (d) The Company may only exercise the powers granted to it in sub-paragraph (a) above in circumstances where it has complied with, or procured compliance with, the required procedures (as set out in the Applicable Escheatment Laws) with respect to attempting to identify and locate the relevant member of the Company.

   (e) Any stock transfer form to be executed by the Company in order to sell or transfer a share pursuant to sub-paragraph (a) may be executed in accordance with ~~Article~~article 13(a).

DESTRUCTION OF DOCUMENTS

119. The Company may destroy:

   (a) any dividend mandate or any variation or cancellation thereof or any notification of change of name or address, at any time after the expiry of two years from the date such mandate variation, cancellation or notification was recorded by the Company;

   (b) any instrument of transfer of shares which has been registered, at any time after the expiry of six years from the date of registration; and

   (c) any other document on the basis of which any entry in the Register was made, at any time after the expiry of six years from the date an entry in the Register was first made in respect of it, and it shall be presumed conclusively in favour of the Company that every share certificate (if any) so destroyed was a valid certificate duly and properly sealed and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company provided always that:

(i)   the foregoing provisions of this article shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim;

(ii)   nothing contained in this article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso (a) above are not fulfilled; and

(iii)   references in this article to the destruction of any document include references to its disposal in any manner.

SALE, LEASE OR EXCHANGE OF ASSETS

120.   Without limiting the generality of the foregoing, the sale, lease or exchange of all or substantially all of the assets of the Company shall, except as otherwise expressly provided in these articles, require the approval of members by way of an affirmative vote of a majority of the votes cast by the members in person or by proxy appointed by instrument in writing subscribed by such member or by his or her duly authorised attorney and delivered to the chairman of the meeting. Prior to any votes being cast in connection with such resolutions, the chairman of the meeting may demand a poll which shall be by way of ballot.

TRANSACTIONS WITH INTERESTED MEMBERS

121.   (a)   The Company may not engage, at any time, in any Business Combination with any Interested Member unless the Business Combination receives the affirmative vote of the holders of 80% of the shares then in issue of all classes of shares of the Company entitled to vote, considered for the purposes of this provision as one class.

(b)   Interested Member status of a member is determined as of the date of any action taken by the Board with respect to such transaction or as of any record date for the determination of members entitled to notice and to vote with respect thereto or immediately prior to the consummation of such transaction. Any determination made in good faith by the Board, on the basis of information at the time available to it, as to whether any person is an Interested Member, shall be conclusive and binding for all purposes of these articles.

(c)   The provisions of subparagraph (a) of this article shall not apply to (i) any Business Combination with an Interested Member that has been approved by the Board or (ii) any agreement for the amalgamation, merger or consolidation of any subsidiary of the Company with the Company or with another subsidiary of the Company if (A) the provisions of this subparagraph shall not be changed or otherwise affected by or by virtue of the amalgamation, merger or consolidation and (B) the holders of greater than 50% of the voting power of the Company or the subsidiary, as appropriate, immediately prior to the amalgamation, merger or consolidation continue to hold greater than 50% of the voting power of the amalgamated company immediately following the amalgamation, merger or consolidation.

(d)   For the purposes of this article, "Business Combination" means:

(i)   any amalgamation, merger or consolidation of the Company or one of its subsidiaries with an Interested Member or with any person that is, or would be after such amalgamation, merger or consolidation, an affiliate or associate of an Interested Member;

(ii)   any transfer or other disposition to or with an Interested Member or any affiliate or associate of an Interested Member of all or any material part of the assets of the Company or one of its subsidiaries; and

(iii)   any issuance or transfer of shares of the Company upon conversion of or in exchange for the securities or assets of any Interested Member, or with any person that is, or would be after such amalgamation, merger or consolidation, an affiliate or associate of an Interested Member.

(e)   For the purposes of this article, "Interested Member" means any member that:

(i)   is the beneficial owner, directly or indirectly, of 10% or more of the voting power of the voting shares of the Company then in issue; or

(ii)   is an affiliate or associate of the Company and at any time within the five-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the shares then in issue of the Company. For the purpose of determining whether a member is an Interested Member, the number of voting shares of the Company then in issue shall include shares deemed to be beneficially owned by such member, but shall not include any other unissued voting shares of the Company which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

Part II – Companies Act Amendments to Memorandum of Association

Cert. No.: 469272

Companies ~~Acts 1963 to 2012~~Act 2014

A PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION
- of -
INGERSOLL-RAND PUBLIC LIMITED COMPANY

(As ~~adopted by special resolution dated 4th June 2009 and as~~ amended by special resolution ~~dated 6th June 2013~~on ● 2016)

1. The name of the Company is Ingersoll-Rand public limited company.

2. The Company is ~~to be~~ a public limited company, registered under Part 17 of the Companies Act 2014.

3. The objects for which the Company is established are:

(1) (a) To carry on the business of a diversified, global company that provides products, services and solutions and increases productivity and efficiency through the design, manufacture, sale and service of industrial and commercial products, and to do all things usually dealt in by persons carrying on the above mentioned businesses or any of them or likely to be required in connection with any of the said businesses.

(b) To carry on the business of a holding company and to co-ordinate the administration, finances and activities of any subsidiary companies or associated companies, to do all lawful acts and things whatever that are necessary or convenient in carrying on the business of such a holding company and in particular to carry on in all its branches the business of a management services company, to act as managers and to direct or coordinate the management of other companies or of the business, property and estates of any company or person and to undertake and carry out all such services in connection therewith as may be deemed expedient by the Company's board of directors and to exercise its powers as a shareholder of other companies.

~~(c) To acquire the entire issued share capital of Ingersoll-Rand Company Limited, a Bermudan registered company.~~

(2) To acquire shares, stocks, debentures, debenture stock, bonds, obligations and securities by original subscription, tender, purchase, exchange or otherwise and to subscribe for the same either conditionally or otherwise, and to guarantee the subscription thereof and to exercise and enforce all rights and powers conferred by or incidental to the ownership thereof.

(3) To facilitate and encourage the creation, issue or conversion of and to offer for public subscription debentures, debenture stocks, bonds, obligations, shares, stocks, and securities and to act as trustees in connection with any such securities and to take part in the conversion of business concerns and undertakings into companies.

(4) To purchase or by any other means acquire any freehold, leasehold or other property and in particular lands, tenements and hereditaments of any tenure, whether subject or not to any charges or incumbrances, for any estate or interest whatever, and any rights, privileges or easements over or in respect of any property, and any buildings, factories, mills, works, wharves, roads, machinery, engines, plant, live and dead stock, barges, vessels or things, and any real or personal property or rights whatsoever which may be necessary for, or may conveniently be used with, or may enhance the value or property of the Company, and to hold or to sell, let, alienate, mortgage, charge or otherwise deal with all or any such freehold, leasehold, or other property, lands, tenements or hereditaments, rights, privileges or easements.

(5) To sell or otherwise dispose of any of the property or investments of the Company.

(6)   To establish and contribute to any scheme for the purchase of shares in the Company to be held for the benefit of the Company's employees and to lend or otherwise provide money to such schemes or the Company's employees or the employees of any of its subsidiary or associated companies to enable them to purchase shares of the Company.

(7)   To grant, convey, transfer or otherwise dispose of any property or asset of the Company of whatever nature or tenure for such price, consideration, sum or other return whether equal to or less than the market value thereof and whether by way of gift or otherwise as the Directors shall deem fit and to grant any fee, farm grant or lease or to enter into any agreement for letting or hire of any such property or asset for a rent or return equal to or less than the market or rack rent therefor or at no rent and subject to or free from covenants and restrictions as the Directors shall deem appropriate.

(8)   To acquire and undertake the whole or any part of the business, good-will and assets of any person, firm or company carrying on or proposing to carry on any of the businesses which this Company is authorised to carry on, and as part of the consideration for such acquisition to undertake all or any of the liabilities of such person, firm or company, or to acquire an interest in, amalgamate with, or enter into any arrangement for sharing profits, or for co-operation, or for limiting competition or for mutual assistance with any such person, firm or company and to give or accept by way of consideration for any of the acts or things aforesaid or property acquired, any shares, debentures, debenture stock or securities that may be agreed upon, and to hold and retain or sell, mortgage or deal with any shares, debentures, debenture stock or securities so received.

(9)   To apply for, purchase or otherwise acquire any patents, brevets d'invention, licences, concessions and the like conferring any exclusive or non-exclusive or limited rights to use or any secret or other information as to any invention which may seem capable of being used for any of the purposes of the Company or the acquisition of which may seem calculated directly or indirectly to benefit the Company, and to use, exercise, develop or grant licences in respect of or otherwise turn to account the property, rights or information so acquired.

(10)   To enter into partnership or into any arrangement for sharing profits, union of interests, co-operation, joint venture, reciprocal concession or otherwise with any person or company carrying on or engaged in or about to carry on or engage in any business or transaction which the Company is authorised to carry on or engage in or any business or transaction capable of being conducted so as directly to benefit this Company.

(11)   To invest and deal with the moneys of the Company not immediately required upon such securities and in such manner as may from time to time be determined.

(12)   To lend money to and guarantee the performance of the contracts or obligations of any company, firm or person, and the repayment of the capital and principal of, and dividends, interest or premiums payable on, any stock, shares and securities of any company, whether having objects similar to those of this Company or not, and to give all kinds of indemnities.

(13)   To engage in currency exchange and interest rate transactions including, but not limited to, dealings in foreign currency, spot and forward rate exchange contracts, futures, options, forward rate agreements, swaps, caps, floors, collars and any other foreign exchange or interest rate hedging arrangements and such other instruments as are similar to, or derived from, any of the foregoing whether for the purpose of making a profit or avoiding a loss or managing a currency or interest rate exposure or any other exposure or for any other purpose.

(14)   To guarantee, support or secure, whether by personal covenant or by mortgaging or charging all or any part of the undertaking, property and assets (both present and future) and uncalled capital of the Company, or by both such methods, the performance of the obligations of, and the repayment or payment of the principal amounts of and premiums, interest and dividends on any securities of, any person, firm or company including (without prejudice to the generality of the foregoing) any company which is for the time being the Company's holding company as defined by ~~section 155 of~~ the Companies Act~~, 1963~~ 2014 or a subsidiary as therein defined of any such holding company or otherwise associated with the Company in business.

(15)   To borrow or secure the payment of money in such manner as the Company shall think fit, and in particular by the issue of debentures, debenture stocks, bonds, obligations and securities of all kinds, either perpetual or terminable and either redeemable or otherwise and to secure the repayment of any money borrowed, raised or owing by trust deed, mortgage, charge, or lien upon the whole or any part of the Company's property or assets (whether present or future) including its uncalled capital, and also by a similar trust deed, mortgage, charge or lien to secure and guarantee the performance by the Company of any obligation or liability it may undertake.

(16)   To draw, make, accept, endorse, discount, execute, negotiate and issue promissory notes, bills of exchange, bills of lading, warrants, debentures and other negotiable or transferable instruments.

(17)   To subscribe for, take, purchase or otherwise acquire and hold shares or other interests in, or securities of any other company having objects altogether or in part similar to those of this Company, or carrying on any business capable of being conducted so as directly or indirectly to benefit this Company.

(18)   To hold in trust as trustees or as nominees and to deal with, manage and turn to account, any real or personal property of any kind, and in particular shares, stocks, debentures, securities, policies, book debts, claims and choses in actions, lands, buildings, hereditaments, business concerns and undertakings, mortgages, charges, annuities, patents, licences, and any interest in real or personal property, and any claims against such property or against any person or company.

(19)   To constitute any trusts with a view to the issue of preferred and deferred or other special stocks or securities based on or representing any shares, stocks and other assets specifically appropriated for the purpose of any such trust and to settle and regulate and if thought fit to undertake and execute any such trusts and to issue dispose of or hold any such preferred, deferred or other special stocks or securities.

(20)   To give any guarantee in relation to the payment of any debentures, debenture stock, bonds, obligations or securities and to guarantee the payment of interest thereon or of dividends on any stocks or shares of any company.

(21)   To construct, erect and maintain buildings, houses, flats, shops and all other works, erections, and things of any description whatsoever either upon the lands acquired by the Company or upon other lands and to hold, retain as investments or to sell, let, alienate, mortgage, charge or deal with all or any of the same and generally to alter, develop and improve the lands and other property of the Company.

(22)   To provide for the welfare of persons in the employment of or holding office under or formerly in the employment of or holding office under the Company including Directors and ex-Directors of the Company and the ~~wives~~spouses, civil partners, widows and families, dependants or connections of such persons by grants of money, pensions or other payments and by forming and contributing to pension, provident or benefit funds or profit sharing or co-partnership schemes for the benefit of such persons and to form, subscribe to or otherwise aid charitable, benevolent, religious, scientific, national or other institutions, exhibitions or objects which shall have any moral or other claims to support or aid by the Company by reason of the locality of its operation or otherwise.

(23)   To remunerate by cash payments or allotment of shares or securities of the Company credited as fully paid up or otherwise any person or company for services rendered or to be rendered to the Company whether in the conduct or management of its business, or in placing or assisting to place or guaranteeing the placing of any of the shares of the Company's capital, or any debentures or other securities of the Company or in or about the formation or promotion of the Company.

(24)   To enter into and carry into effect any arrangement for joint working in business or for sharing of profits or for amalgamation with any other company or association or any partnership or person carrying on any business within the objects of the Company.

(25)   To distribute in specie or otherwise as may be resolved, any assets of the Company among its members and in particular the shares, debentures or other securities of any other company belonging to this Company or of which this Company may have the power of disposing.

(26)   To vest any real or personal property, rights or interest acquired or belonging to the Company in any person or company on behalf of or for the benefit of the Company, and with or without any declared trust in favour of the Company.

(27)   To transact or carry on any business which may seem to be capable of being conveniently carried on in connection with any of these objects or calculated directly or indirectly to enhance the value of or facilitate the realisation of or render profitable any of the Company's property or rights.

(28)   To accept stock or shares in or debentures, mortgages or securities of any other company in payment or part payment for any services rendered or for any sale made to or debt owing from any such company, whether such shares shall be wholly or partly paid up.

(29) To pay all costs, charges and expenses incurred or sustained in or about the promotion and establishment of the Company or which the Company shall consider to be preliminary thereto and to issue shares as fully or in part paid up, and to pay out of the funds of the Company all brokerage and charges incidental thereto.

(30) To procure the Company to be registered or recognised in any foreign country or in any colony or dependency of any such foreign country.

(31) To do all or any of the matters hereby authorised in any part of the world or in conjunction with or as trustee or agent for any other company or person or by or through any factors, trustees or agents.

(32) To make gifts or grant bonuses to the Directors or any other persons who are or have been in the employment of the Company including substitute and alternate directors.

(33) To do all such other things that the Company may consider incidental or conducive to the attainment of the above objects or as are usually carried on in connection therewith.

(34) To carry on any business which the Company may lawfully engage in and to do all such things incidental or conducive to the business of the Company.

(35) To make or receive gifts by way of capital contribution or otherwise.

The objects set forth in any sub-clause of this clause shall be regarded as independent objects and shall not, except, where the context expressly so requires, be in any way limited or restricted by reference to or inference from the terms of any other sub-clause, or by the name of the Company. None of such sub-clauses or the objects therein specified or the powers thereby conferred shall be deemed subsidiary or auxiliary merely to the objects mentioned in the first sub-clause of this clause, but the Company shall have full power to exercise all or any of the powers conferred by any part of this clause in any part of the world notwithstanding that the business, property or acts proposed to be transacted, acquired or performed do not fall within the objects of the first sub-clause of this clause.

NOTE: It is hereby declared that the word "company" in this clause, except where used in reference to this Company shall be deemed to include any partnership or other body of persons whether incorporated or not incorporated and whether domiciled in Ireland or elsewhere and the intention is that the objects specified in each paragraph of this clause shall except where otherwise expressed in such paragraph be in no way limited or restricted by reference to or inference from the terms of any other paragraph.

4. The liability of the members is limited.

5. The share capital of the Company is €40,000 and US$1,175,010,000 divided into 40,000 ordinary shares of €1 each, 1,175,000,000 ordinary shares of US$1.00 each and 10,000,000 preferred shares of US$0.001 each.

6. The shares forming the capital, increased or reduced, may be increased or reduced and be divided into such classes and issued with any special rights, privileges and conditions or with such qualifications as regards preference, dividend, capital, voting or other special incidents, and be held upon such terms as may be attached thereto or as may from time to time be provided by the original or any substituted or amended articles of association and regulations of the Company for the time being, but so that where shares are issued with any preferential or special rights attached thereto such rights shall not be alterable otherwise than pursuant to the provisions of the Company's articles of association for the time being.

We, the several persons whose names and addresses are subscribed, wish to be formed into a company in pursuance of this memorandum of association and we agree to take the number of shares in the capital of the company set opposite our respective names.

Names, addresses and descriptions of subscribers	Number of shares taken by each subscriber
For and on behalf of Ingersoll-Rand Company Limited Clarendon House 2 Church Street Hamilton, HM 11 Bermuda	Thirty Nine Thousand, Nine Hundred and Ninety Four Ordinary Shares

Names, addresses and descriptions of subscribers	Number of shares taken by each subscriber
For and on behalf of Ingersoll-Rand (Gibraltar) International Holding Limited 57/63 Line Wall Road, Gibraltar	One Ordinary Share
For and on behalf of Ingersoll-Rand (Gibraltar) International United Limited 57/63 Line Wall Road, Gibraltar	One Ordinary Share
For and on behalf of Ingersoll-Rand International Holding Limited Clarendon House 2 Church Street Hamilton, HM 11 Bermuda	One Ordinary Share
For and on behalf of Ingersoll-Rand Holdings & Finance International S.a.r.l 16, Avenue Pasteur Grand Duchy of Luxembourg, L2311	One Ordinary Share
For and on behalf of Ingersoll-Rand Treasury Ltd. Clarendon House 2 Church Street Hamilton, HM 11 Bermuda	One Ordinary Share
For and on behalf of Ingersoll-Rand Global Holding Company Limited Clarendon House 2 Church Street Hamilton, HM 11 Bermuda	One Ordinary Share

Dated: 20th March 2009

Optional Provisions from which the Company Proposes to Opt-out

Part I – Summary of Optional Provisions in the Companies Act 2014 From Which the Company Proposes to Opt-out

Sections of the Companies Act 2014 from which the Company proposes to opt-out	Relevant section of current Articles of Association	Company's reason for opting-out of the section
43(2) and (3)	94	Sections 43(2) and (3) deal with the use of the common seal of a company. We propose to opt-out of these sections as an equivalent, but more detailed, provision for use of the Company's common seal is made in Article 94.
65(2) to (7)	Not applicable	Sections 65(2) to (7) deal with the power of a company to convert shares into stock and reconvert stock into shares. We propose to opt-out of these sections as they are not contemplated in the Company's existing Articles of Association and the intention is to preserve the status quo.
66(4)	4(b)	Section 66(4) deals with the allotment of redeemable shares. We propose to opt-out of this section as such matter is already provided for in Article 4.
77 to 81	Not applicable	Sections 77 to 81 deal with calls on shares, liens on shares and forfeiture of shares. We propose to opt out of these sections as they are not contemplated in the Company's existing Articles of Association (save to the extent that liens are provided for in Article 13(b), which is specific to the circumstances of the Company and not dealt with adequately in the optional provisions) and the intention is to preserve the status quo.
94(8)	14	Section 94(8) deals with the instrument of transfer for shares and the regulation of such instruments under the Stock Transfer Act 1963. We propose to opt-out of this section as such matter is already provided for in Article 14.
95(1)	15 and 16	Section 95(1) deals with restrictions on the transfer of shares. We propose to opt-out of this section as such matter is already provided for in Articles 15 and 16.
96(2) to (11) and 97(3)	20 to 23	Sections 96(2) to (11) and 97(3) deal with transmission of shares in a company. We propose to opt-out of these sections as such matter is already provided for in Articles 20 to 23.
124 and 125	95 to 104	Sections 124 and 125 deal with the declaration and payment of dividends by a company. We propose to opt-out of these sections as such matters are already provided for in Articles 95 to 104.

Sections of the Companies Act 2014 from which the Company proposes to opt-out	Relevant section of current Articles of Association	Company's reason for opting-out of the section
126	106	Section 126 deals with the capitalization of a company's reserves for the purposes of making bonus issues of shares. We propose to opt-out of this section as such matter is already provided for in Article 106.
144(3)	78 to 84	Section 144(3) deals with the appointment of directors. We propose to opt-out of this section as such matter is already provided for in Articles 78 to 84.
148(2)	82	Section 148(2) deals with how the office of a director may be vacated before the end of the appointed term. We propose to opt-out of this section as such matter is already provided for in Article 82.
157 to 165 (excluding 161(7) which is not applicable to the Company)	66 to 68, 85 to 92, 93(a),	Sections 157 to 165 deal with a board's power of management and delegation, the appointment of a managing director, the establishment of board committees, matters relating to board procedures and the appointment of alternate directors. We propose to opt-out of these sections as such matters are already provided for in Articles 66 to 68, 85 to 92 and 93(a).
178(1) and (2)	Not applicable	Section 178(1) and (2) deal with the convening of extraordinary general meetings by shareholders. We propose to opt-out of these sections as such matter is not contemplated in the Company's existing Articles of Association and the intention is to preserve the status quo.
180(5), 181(1) and 181(6)	3(b)(i), 33, 34	Sections 180(5), 181(1) and 181(6) deal with how notices of general meetings are given and who is entitled to receive such notices. We propose to opt-out of these sections as such matter is already provided for in Articles 3(b)(i), 33 and 34.
182(2), (4) and (5)	39 and 40	Sections 182(2), (4) and (5) deal with quorum requirements for a general meeting of a company. We propose to opt-out of these sections as such matters are already provided for in Articles 39 and 40.
183(3)	55 to 58	We propose to opt-out of Section 183(3) as otherwise it would prohibit the appointment of multiple proxies which is expressly permitted by Article 55.
186(c)	35	Section 186(c) deals with one aspect of the business of the annual general meeting. We propose to opt-out of this section as the entire business of the annual general meeting is already provided for in Article 35.
187 and 188	36 to 49	Sections 187 and 188 deal with the conduct of general meetings and voting at such meetings. We propose to opt-out of these sections as such matters are already provided for in Articles 36 to 49.

Sections of the Companies Act 2014 from which the Company proposes to opt-out	Relevant section of current Articles of Association	Company's reason for opting-out of the section
218(1), (3), (4) and (5)	108 to 113	Sections 218(1), (3), (4) and (5) deal with the service of notice on members of a company. We propose to opt-out of these sections as such matter is already provided for in Articles 108 to 113.
229(1), 230 and 1113	65, 70, 71 and 73	Sections 229(1), 230 and 1113 deal with potential conflicting interests of directors. We propose to opt-out of these sections as such matters are provided for in Articles 65, 70, 71 and 73 and the intention is to preserve the status quo.
338(5) and (6) and 339(7)	105 and 109(h)	Sections 338(5) and (6) and 339(7) deal with delivery of financial statements via the website of a company. We propose to opt-out of these sections as such matter is already provided for in Articles 105 and 109.
618(1)(b)	3(b)(iii) and 114	Section 618(1)(b) deals with the distribution of property on a winding up of a company. We propose to opt-out of this section as such matter is already provided for in Articles 3(b)(iii) and 114.
620(8)	118(a)(i)	Section 620(8) stipulates the timeframe for claiming dividends. We propose to opt-out of this section as such matter is already provided for in Article 118(a)(i) and the intention is to preserve the status quo.
1090	78 to 80	Section 1090 deals with the rotation of directors. We propose to opt-out of this section as such matter is provided for in Articles 78, 79 and 80.
1092	62	Section 1092 deals with the remuneration of directors. We propose to opt-out of this section as this matter is already provided for in Article 62.
1093 and 193(1)	Not applicable	Section 1093 and 193(1) deal with written resolutions of members. We propose to opt-out of these sections as they are not contemplated in the Company's existing Articles of Association and the intention is to preserve the status quo.

Part II – Summary of Optional Provisions in the Companies Act 2014 From Which the Company Does Not Propose to Opt-Out

Sections of the Companies Act 2014 from which the Company does not propose to opt-out	Reason the Company does not propose to opt-out of the section
83 and 84	Sections 83 and 84 are being retained as they contain the powers necessary for a company to implement capital reductions and capital variations under the Companies Act 2014.

Part III – Summary of Other Amendments Being Made Relating to the Passing of the Companies Act 2014 or for Administrative or Housekeeping Reasons

Amendment	Reason for the Amendment
All references to the old Irish company law statutes, which were repealed when the Companies Act 2014 became effective on June 1, 2015 are replaced by references to the Companies Act 2014	To ensure that our Memorandum and Articles of Association are consistent with the statutory references in the Companies Act 2014.

Amendment	Reason for the Amendment
Insert references to undenominated capital	In various places in our Articles of Association, the express "undenominated capital" is being inserted as this expression is now used in the Companies Act 2014 to refer to that part of a company's issued share capital which is not represented by the nominal (or par) value paid up on a company's issued shares.
Deletion of Articles 8(c) and (d)	Articles 8(c) and (d) are being deleted as they concern the authority of our Board to allot shares and the dis-application of statutory pre-emption rights as the renewal of those authorities is now sought on a regular basis outside of our Articles of Association at our annual general meetings.
Amendment to Article 12	Article 12 is being updated to reflect the revised wording in the corresponding provision (section 82) of the Companies Act 2014.
Amendment to Article 25(c) and (d)	Article 25(c) and (d) are being added to reflect the updated list of ways that a company is permitted to vary its share capital in accordance with section 83 of the Companies Act 2014.
Amendment to Article 26	Article 26 is being updated to clarify that any reserve created as a result of the Company reducing its share capital shall be treated as a realised profit in accordance with the Act.
Amendment to Article 27	Article 27 is a minor administrative update to clarify that the Company will not be obliged to incur costs relating to the cashing out of fractional interests as part of an alteration or reorganization of its share capital.
Amendment to Article 35	Article 35 is being updated in order to ensure that it is consistent with section 186 of the Companies Act 2014 (which codifies and updates the common law position as to what constitutes the ordinary business of an annual general meeting) while still reflecting what the Company usually regards as ordinary business.
Amendment to Articles 44, 50 and 52 and deletion of Articles 46 and 60	Articles 44, 50 and 52 are being amended and Articles 46 and 60 are being deleted to better reflect the Company's current voting practice of voting all matters on a poll.
New Article 55(c)	Article 55(c) is being added to ensure that the Company continues to have flexibility to accept proxy cards submitted to it up to the time of a general meeting if it wishes. This article effectively dis-applies the statutory default of 48 hours prior to the meeting introduced by section 183(6) of the Companies Act 2014.
Amendment to Article 59(a)	Article 59(a) is being amended by the deletion of the time limit within which a proxy may be revoked as this is now governed by section 183(10) of the Companies Act 2014, which specifies that such revocation will be valid if received at a company's registered office at any time before the commencement of the meeting or adjourned meeting at which the proxy is used.
New Article 71(b)	Section 228(1)(d) of the Companies Act 2014 codifies the common law restriction on the use of company property by directors save to the extent permitted by a company's constitution. A new Article 71(b) is being adopted so that our directors may continue to use Company property pursuant to or in connection with the exercise of performance of their duties, functions and powers as directors or employees; the terms of any contract of service or employment or letter of appointment; and, or in the alternative, any other usage authorized by our Board from time to time.
New Article 71(c)	Sections 228(1)(e) and 228(2) of the Companies Act 2014 codify the common law rules on directors fettering their independent judgment and the new Article 71(c) makes it clear that section 228(1)(e) will not restrict anything which may be done by our directors in accordance with the prior authorization of our Board.
Amendment to Article 82	The word "extended" is being removed in Article 82 as "extended" notice is not a term used in the Companies Act 2014 in relation to the removal of directors (it was a term used in the statute replaced by the Companies Act 2014).
Amendment to Article 105	Article 105 is being amended in order to take account of the new requirements regarding the maintenance of accounting records set out in the Companies Act 2014.
Amendment to Article 106	Article 106 is being amended to ensure that it is consistent with the categories of capital reserves recognized by the Companies Act 2014 as being available to pay up unissued shares for distribution to shareholders as bonus shares.
Amendment to Articles 34(b), 35(b), 35(d), 35(e), 71(a), 105(d) and 107.	Articles 34(b), 35(b), 35(d), 35(e), 71(a), 105(d) and 107 have been updated to refer to our "statutory auditor" to ensure consistency with the terminology of the Companies Act 2014.

Plurality Voting in Contested Elections and Board Size Amendments to Articles

Note: the amendments set out in this Appendix E are reflected as a comparison to the Articles of Association of the Company as of the date of this proxy statement. Additional amendments will be made to the provisions of the Articles of Association included in this Appendix E if shareholders approve Item 7 and/or 8.

Part I – Plurality Voting in Contested Election Amendments

78.   At every annual general meeting of the Company, all of the Directors shall retire from office unless re-elected by Ordinary Resolution or plurality vote in accordance with article 84(a) at the annual general meeting. A Director retiring at a meeting shall retain office until the close or adjournment of the meeting.

80.   If a Director nominated for re-election by the Board offers himself for re-election, he shall be deemed to have been re-elected unless at such meeting the Ordinary Resolution for the re-election of such Director has been defeated or the Director fails to be elected by a plurality, as applicable.

84.   The Directors shall be individuals appointed as follows:

    (a)   The Company at the annual general meeting in each year or the Company at any extraordinary general meeting called for the purpose may appoint any eligible person as a Director. Each Director shall be elected by an Ordinary Resolution at such meeting, provided that if, as of, or at any time prior to, 90 days in advance of the anniversary of the immediately preceding annual general meeting, the number of Director nominees exceeds the number of Directors determined by the board in accordance with article 81 (a "contested election"), each of those nominees shall be voted upon as a separate resolution and the Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at any such meeting and entitled to vote on the election of Directors.

        For 84.the purposes of this article 84(a), "elected by a plurality" means the election of those Director nominees, equal in number to the number of positions to be filled at the relevant general meeting, that received the highest number of votes in the contested election.

    (b)   The Directors may appoint a person who is willing to act to be a Director, either to fill a vacancy or as an additional Director, provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with these articles as the maximum number of Directors. A Director so appointed shall hold office only until the next following annual general meeting. If not re-appointed at such annual general meeting, such Director shall vacate office at the conclusion thereof.

Part II – Board Size Amendments

61.   The number of Directors shall not be less than two nor more than twenty. The continuing Directors may act notwithstanding any vacancy in their body, provided that if the number of the Directors is reduced below the minimum prescribed minimum in accordance with article 81 the remaining Director or Directors shall appoint forthwith an additional Director or additional Directors to make up such minimum or shall convene a general meeting of the Company for the purpose of making such appointment. If, at any annual general meeting of the Company, the number of Directors is reduced below the prescribed minimum due to the failure of any Directors to be re-elected, then in those circumstances, the two Directors which receive the highest number of votes in favour of re-election shall be re-elected and shall remain Directors until such time as additional Directors have been appointed to replace them as Directors. If, at any annual general meeting of the Company, the number of Directors is reduced below the prescribed minimum in any circumstances where one Director is re-elected, then that Director shall hold office until the next annual general meeting and the Director which (excluding the re-elected Director) receives the highest number of votes in favour of re-election shall be re-elected and shall remain a Director until such time as one or more additional Directors have been appointed to replace him or her. If there be no Director or Directors able or willing to act then any two members may summon a general meeting for the purpose of appointing Directors. Any additional Director so appointed shall hold office (subject to the provisions of the Acts and these articles) only until the conclusion of the annual general meeting of the Company next following such appointment unless he is re-elected during such meeting.

81.   The Company may from time to time by Special Resolution increase or reduce the maximum number of Directors.

81.   The number of Directors from time to time shall be not less than two (2) nor more than twenty (20), with the exact number of Directors determined from time to time solely by the Board by a resolution of the Directors passed in accordance with these articles.